Financial highlights

			in / end of		% change		in / end of	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Net income (CHF million)

Net income/(loss) attributable to shareholders	1,571	2,006	1,215	(22)	29	3,577	(933)	–

of which from continuing operations	1,558	2,038	1,220	(24)	28	3,596	(934)	–

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	1.19	1.63	1.01	(27)	18	2.82	(1.09)	–

Basic earnings/(loss) per share	1.20	1.60	1.00	(25)	20	2.80	(1.09)	–

Diluted earnings/(loss) per share from continuing operations	1.17	1.62	0.98	(28)	19	2.79	(1.09)	–

Diluted earnings/(loss) per share	1.18	1.59	0.97	(26)	22	2.77	(1.09)	–

Return on equity (%)

Return on equity attributable to shareholders (annualized)	17.5	22.6	13.2	–	–	20.1	(4.8)	–

Core Results (CHF million)

Net revenues	8,610	9,557	7,743	(10)	11	18,167	10,669	70

Provision for credit losses	310	183	45	69	–	493	196	152

Total operating expenses	6,736	6,320	6,119	7	10	13,056	11,475	14

Income/(loss) from continuing operations before taxes	1,564	3,054	1,579	(49)	(1)	4,618	(1,002)	–

Core Results statement of operations metrics (%)

Cost/income ratio	78.2	66.1	79.0	–	–	71.9	107.6	–

Pre-tax income margin	18.2	32.0	20.4	–	–	25.4	(9.4)	–

Effective tax rate	(2.2)	32.1	19.0	–	–	20.5	15.8	–

Net income margin [1]	18.2	21.0	15.7	–	–	19.7	(8.7)	–

Assets under management and net new assets (CHF billion)

Assets under management from continuing operations	1,175.2	1,121.7	1,320.5	4.8	(11.0)	1,175.2	1,320.5	(11.0)

Net new assets	6.2	8.8	11.2	–	–	15.0	6.0	–

Balance sheet statistics (CHF million)

Total assets	1,092,904	1,156,086	1,229,825	(5)	(11)	1,092,904	1,229,825	(11)

Net loans	243,191	237,510	234,731	2	4	243,191	234,731	4

Total shareholders' equity	36,348	36,009	36,848	1	(1)	36,348	36,848	(1)

Tangible shareholders equity [2]	26,356	25,704	26,457	3	–	26,356	26,457	0

Book value per share outstanding (CHF)

Total book value per share	31.02	31.19	35.99	(1)	(14)	31.02	35.99	(14)

Shares outstanding (million)

Common shares issued	1,184.8	1,184.6	1,174.2	0	1	1,184.8	1,174.2	1

Treasury shares	(13.2)	(30.0)	(150.5)	(56)	(91)	(13.2)	(150.5)	(91)

Shares outstanding	1,171.6	1,154.6	1,023.7	1	14	1,171.6	1,023.7	14

Market capitalization

Market capitalization (CHF million)	58,765	41,059	52,740	43	11	58,765	52,740	11

Market capitalization (USD million)	54,180	36,120	50,952	50	6	54,180	50,952	6

BIS statistics

Risk-weighted assets (CHF million)	234,884	260,831	301,817	(10)	(22)	234,884	301,817	(22)

Tier 1 ratio (%)	15.5	14.1	10.2	–	–	15.5	10.2	–

Total capital ratio (%)	20.0	18.7	14.3	–	–	20.0	14.3	–

Number of employees (full-time equivalents)

Number of employees	46,700	46,700	49,000	–	(5)	46,700	49,000	(5)

1 Based on amounts attributable to shareholders. 2 Tangible shareholders' equity attributable to shareholders is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders.

Dear shareholders

Hans-Ulrich Doerig, Chairman of the Board of Directors (left)
Brady W. Dougan, Chief Executive Officer (right)

Credit Suisse’s strong second-quarter performance demonstrates that our client-focused, capital-efficient strategy is working very well and that our reduced-risk business model is providing the basis for more sustainable, high-quality, lower volatility earnings. Net income attributable to shareholders was CHF 1.6 billion and our return on equity was 17.5%.

These results include net fair value charges of CHF 1.1 billion (before tax) resulting from improving credit spreads on Credit Suisse debt, which reversed some of the fair value gains that were recorded in previous quarters, as well as charges of CHF 0.5 billion (before tax) relating to the settlement with Huntsman Corporation and a discrete tax benefit of CHF 0.4 billion. Excluding these items, we would have recorded after-tax net income of CHF 2.5 billion and return on equity of 27.4%, both substantially higher than in the first quarter of 2009. We also recorded strong revenues on this basis, combined with good cost control.

We attracted solid inflows – a testament to our clients’ confidence and trust in Credit Suisse. In Private Banking we recorded strong net new assets of CHF 10.7 billion with inflows across all regions.

We have continued to prepare our Wealth Management business for the new environment by expanding our international footprint and building an efficient, global platform that complies with applicable laws and regulations. Our onshore and cross-border businesses are positioned well for success, particularly as part of an integrated global bank. Our launch of private banking operations in Japan during the quarter marked an important milestone in the implementation of our international growth strategy and enables us to deliver our full range of integrated solutions to our clients in Japan.

We made further progress in executing our differentiated Investment Banking strategy. We recorded very good results in our client and flow-based businesses and improved the performance of the repositioned businesses. Furthermore, we reduced our exposure to the areas we decided to exit. We gained market share in key products, including in prime services, cash equities, our suite of algorithmic and electronic trading tools and analytics, global rates, foreign exchange and high grade trading. Our decision at an early stage to implement a client-focused, capital-efficient model for our Investment Bank in the changed environment is clearly paying off.

We are convinced that our realigned Investment Banking platform will continue to make a significant contribution to the bank as a whole and to the health of the economies in which we do business. We anticipate that this business is capable of delivering sustainable profitability, good returns on capital and reduced earnings volatility. We also see further opportunities to gain market share across a number of products.

In Asset Management, we successfully completed the sale of part of our traditional investment strategies business to Aberdeen Asset Management, which marks a significant step in our strategy to focus on asset allocation, the Swiss businesses and alternative investment strategies.

Collaboration revenues from the integrated bank were CHF 1.5 billion, up from CHF 1.3 billion in the prior-year period, mainly driven by revenues from our delivery of integrated solutions to ultra-high-net-worth clients, which was facilitated by collaboration between Private Banking and Investment Banking.

Our tier 1 ratio rose to 15.5% as of the end of the quarter, one of the highest ratios in our industry. We place great importance on ensuring that Credit Suisse maintains a strong capital position. At the same time we plan to use some of our capital to fund both organic growth in the business and tactical acquisitions that complement our platform and to return capital to shareholders over time.

Our disciplined approach to risk deployment continued in the quarter. In Investment Banking, risk-weighted assets declined 10% to USD 139 billion compared with the first quarter of 2009 and average one-day, 99% Value-at-Risk in CHF decreased 10%.

We continue to engage in close dialog with regulators around the world and we appreciate the importance of building a more robust and sustainable financial services industry. We believe that we are well positioned to benefit from our very strong capital position and our differentiated business model in the evolving industry landscape.

We value the trust placed in Credit Suisse by our clients and our shareholders, who have accompanied us as we navigated through extremely turbulent markets. We also acknowledge the significant contribution that our employees have made to Credit Suisse’s current strong position. They have persevered through a difficult environment to ensure that Credit Suisse is able to capture the attractive opportunities that may arise.

We expect the global economic environment to remain challenging and uneven business conditions to persist. However, if markets continue to improve we expect to see further momentum across our businesses, and if markets become more difficult we believe that Credit Suisse is positioned to perform well.

Yours sincerely

Hans-Ulrich Doerig Brady W. Dougan
July 2009

On or about August 6, 2009, we will publish and file with the SEC our Financial Report 2Q09, which will include additional disclosures on:
– fair value of financial instruments;
– derivatives and hedging activities;
– investment securities; and
– transfers of financial assets and variable interest entities.

Dear shareholders
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Results by division
Private Banking
Wealth Management
Corporate & Retail Banking
Investment Banking
Asset Management
Overview of results and assets under management
Results
Assets under management
Treasury and Risk management
Treasury management
Risk management
Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Business developments
Note 3 Discontinued operations
Note 4 Segment reporting
Note 5 Net interest income
Note 6 Commissions and fees
Note 7 Other revenues
Note 8 Provision for credit losses
Note 9 Compensation and benefits
Note 10 General and administrative expenses
Note 11 Earnings per share
Note 12 Trading assets and liabilities
Note 13 Investment securities
Note 14 Loans
Note 15 Other assets and liabilities
Note 16 Long-term debt
Note 17 Accumulated other comprehensive income
Note 18 Tax
Note 19 Employee share-based compensation and other compensation benefits
Note 20 Pension and other post-retirement benefits
Note 21 Derivatives and hedging activities
Note 22 Guarantees and commitments
Note 23 Transfers of financial assets and variable interest entities
Note 24 Fair value of financial instruments
Note 25 Subsidiary guarantee information
Note 26 Litigation
Investor information
Investor information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and high-net-worth individuals worldwide, as well as to retail clients in Switzerland. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and a team of around 46,700 employees from approximately 100 different nations.

Private Banking
In Private Banking, we offer comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, we supply banking products and services to high-net-worth, corporate and retail clients.

Investment Banking
In Investment Banking, we offer investment banking and securities products and services to corporate, institutional and government clients around the world. Our products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

Asset Management
In Asset Management, we offer integrated investment solutions and services to institutions, governments and private clients. We provide access to a wide range of investment classes, building on our global strengths in alternative investments and traditional investment strategies.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Operating environment
2Q09 showed signs of stabilization in global economic activity following stimulus measures implemented by central banks. Equity markets improved, and commodity prices rose. Yields in the US bond market increased strongly.

Economic environment
After a severe global downturn, 2Q09 showed signs that the recession may be bottoming out. Surveys indicated that companies were reducing inventories, and demand stabilized. Unemployment rates continued to rise, however in the US the rate of increase was lower than in 1Q09. Output continued to contract in some countries, but also at a slower pace. Certain countries, such as Japan and South Korea, reported a strong rebound in exports and industrial production. Financial conditions improved, with corporate bond spreads narrowing and bond and equity issuances rebounding. The Swiss National Bank (SNB) continued its relaxed monetary policy by keeping interest rates stable. The European Central Bank (ECB) lowered interest rates to 1% and joined the Bank of England (BoE) and the US Federal Reserve (Fed) in announcing programs to purchase securities to support prices and financial institutions. Inflation continued to fall around the globe from the higher levels seen as a result of last year's surge in energy prices. Yields on government bonds rose sharply, reflecting improved risk appetite, less fear of deflation and reduced concern regarding public finances. Yields on 10-year US dollar government bonds increased from 2.65% at the beginning of the quarter to 3.53% at the end of 2Q09. Swiss franc and euro-denominated bonds showed higher yields for all tenors (refer to the charts “Yield curves”). The rise in government bond yields resulted in an increase in US mortgage rates despite ongoing purchases of mortgage-backed securities by the Fed, and mortgage refinancing declined after reaching high levels in 1Q09. A major rating agency changed the outlook for the UK's credit rating to negative, and concerns of a similar move for the US emerged.

In currency markets, there was a major shift of sentiment in the US dollar and high-yielding emerging market currencies. The increase in equity markets, decline in volatility in currency markets and other asset classes and signs that the global economy was in the process of bottoming out all contributed to less deleveraging and demand for the US dollar. European currencies, such as the British pound, euro and Swiss franc, appreciated during the quarter against the US dollar, as the improvement in financial market conditions reduced the need for forced unwinding of US dollar liabilities. The Swiss franc weakened slightly against the euro as a consequence of intervention by the SNB. Australian, New Zealand and Canadian dollars rose as expectations of an economic recovery later in the year boosted commodity prices. Emerging market currencies also benefited from the rise in commodity prices, improved investor sentiment and significant support by the International Monetary Fund (IMF).

Equity markets showed a strong performance in 2Q09. Equities in emerging markets achieved returns of more than 20%, and most of the markets in developed countries also performed strongly (refer to the charts “Equity markets”).

In 2Q09, commodity prices began to recover from the sharp losses in the previous three quarters. The stabilization in global leading indicators, Chinese strategic buying and the general increase in risk appetite led to an upward movement in commodity prices. Prices also reflected buying activity in the derivatives markets, as market participants started to cover short positions. Precious metals traded higher, benefiting from a weaker US dollar and rising inflation expectations. Oil prices surged to over USD 70, as improving macroeconomic indicators and rising risk appetite triggered buying activity to cover short positions. The prospects of falling global grain production pushed agricultural commodity prices slightly higher as inventories remained at multi-decade lows.

Sector environment
Global market sentiment improved, with signs of better earnings for the global banking industry and ongoing credit stabilization programs. Regulatory capital ratios improved in 2Q09 as a result of earnings and capital raising activities.

The rally in the banking sector continued into 2Q09. It was associated with a steeper yield curve combined with clear signs of improvement in credit markets. Operating trends for the banking sector in general improved, reflecting increased debt and equity issuance, equity trading and foreign exchange activity.

The global fee pool was down 22% compared to 2Q08, but up 46% compared to 1Q09. High grade debt issuance levels began to subside, while high yield debt issuance was higher compared to 1Q09. Mergers & acquisitions (M&A) and loan products volumes were both down by over 50% compared to 2Q08. Strong equity capital markets were mainly driven by the capital needs of the financial sector. The banking sector began to raise capital (including US institutions raising equity to repay Troubled Asset Relief Program (TARP) capital), and revenues continued to be strong for 2Q09, but concern remained about the sustainability of the underlying business model.

The credit cycle continued its negative trend, with rising non-performing loans in retail banking and slightly higher corporate credit defaults. Provision for loan losses increased, but coverage ratios fell. The main areas of credit risk were real estate and retail.

A comprehensive stress test for US banks resulted in capital raising of USD 74.6 billion. The quality of capital was increasingly becoming an area of focus. Banks that passed the stress test began to repay TARP funds to regain economic flexibility within a regulatory environment that is expected to become stricter. In view of the stress test for US banks, the IMF increased the pressure on European banks to determine the capital needed under more severe economic scenarios. Similar stress tests were performed in the UK and are under development in Switzerland.

Numerous regulatory proposals were made by various governments and regulators, including capital, liquidity, leverage, financial stability and corporate governance. For further information, see Core Results – Regulatory proposals.

Private banking saw a pickup in volumes, mainly driven by the demand for credit and increased volumes in equity trading compared to 1Q09 (refer to the table “Market volumes”). Limited global wealth creation in 2Q09 and uncertainty regarding banking secrecy and tax matters continued to weigh on the private banking industry.

Retail banking in Switzerland showed signs of deteriorating credit quality in loans to small and medium-sized enterprises (SMEs).
Market volumes (growth in %)

		Global		Europe

end of 2Q09	QoQ	YoY	QoQ	YoY

Equity trading volume [1]	13	(12)	18	(29)

Fixed income trading volume [2]	(6)	(3)	(9)	17

Announced mergers and acquisitions [3]	(1)	(31)	(12)	(41)

Completed mergers and acquisitions [3]	(40)	(46)	(35)	(39)

Equity underwriting [3]	(24)	30	(10)	48

Debt underwriting [3]	109	39	148	58

Syndicated lending - investment grade [3]	(29)	(32)	–	–

1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ 2 Deutsche Börse, Federal Reserve Bank of New York 3 Dealogic

Credit Suisse
In 2Q09, we recorded net income attributable to shareholders of CHF 1,571 million. Diluted earnings per share were CHF 1.18. Annualized return on equity attributable to shareholders was 17.5%. We continued to reduce risk and maintained a strong capital base with a BIS tier 1 ratio of 15.5%.

Results

			in / end of		% change		in / end of	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Statements of operations (CHF million)

Net interest income	1,220	2,038	1,858	(40)	(34)	3,258	3,960	(18)

Commissions and fees	3,542	2,953	4,114	20	(14)	6,495	7,958	(18)

Trading revenues	3,217	4,897	899	(34)	258	8,114	(878)	–

Other revenues	624	(1,782)	1,179	–	(47)	(1,158)	12	–

Net revenues	8,603	8,106	8,050	6	7	16,709	11,052	51

Provision for credit losses	310	183	45	69	–	493	196	152

Compensation and benefits	4,365	4,340	4,044	1	8	8,705	7,276	20

General and administrative expenses	1,919	1,549	1,537	24	25	3,468	3,106	12

Commission expenses	502	467	575	7	(13)	969	1,163	(17)

Total other operating expenses	2,421	2,016	2,112	20	15	4,437	4,269	4

Total operating expenses	6,786	6,356	6,156	7	10	13,142	11,545	14

Income/(loss) from continuing operations before taxes	1,507	1,567	1,849	(4)	(18)	3,074	(689)	–

Income tax expense/(benefit)	(34)	981	300	–	–	947	(158)	–

Income/(loss) from continuing operations	1,541	586	1,549	163	(1)	2,127	(531)	–

Income/(loss) from discontinued operations	13	(32)	(5)	–	–	(19)	1	–

Net income/(loss)	1,554	554	1,544	181	1	2,108	(530)	–

Less net income/(loss) attributable to noncontrolling interests	(17)	(1,452)	329	(99)	–	(1,469)	403	–

Net income/(loss) attributable to shareholders	1,571	2,006	1,215	(22)	29	3,577	(933)	–

of which from continuing operations	1,558	2,038	1,220	(24)	28	3,596	(934)	–

of which from discontinued operations	13	(32)	(5)	–	–	(19)	1	–

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	1.19	1.63	1.01	(27)	18	2.82	(1.09)	–

Basic earnings/(loss) per share	1.20	1.60	1.00	(25)	20	2.80	(1.09)	–

Diluted earnings/(loss) per share from continuing operations	1.17	1.62	0.98	(28)	19	2.79	(1.09)	–

Diluted earnings/(loss) per share	1.18	1.59	0.97	(26)	22	2.77	(1.09)	–

Return on equity (%)

Return on equity attributable to shareholders (annualized)	17.5	22.6	13.2	–	–	20.1	(4.8)	–

Return on tangible equity attributable to shareholders (annualized) [1]	24.4	32.0	18.5	–	–	28.2	(6.6)	–

Number of employees (full-time equivalents)

Number of employees	46,700	46,700	49,000	0	(5)	46,700	49,000	(5)

1 Based on tangible shareholders' equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results

			Core Results			Noncontrolling interests without SEI			Credit Suisse

in	2Q09	1Q09	2Q08	2Q09	1Q09	2Q08	2Q09	1Q09	2Q08

Statements of operations (CHF million)

Net revenues	8,610	9,557	7,743	(7)	(1,451)	307	8,603	8,106	8,050

Provision for credit losses	310	183	45	0	0	0	310	183	45

Compensation and benefits	4,345	4,328	4,029	20	12	15	4,365	4,340	4,044

General and administrative expenses	1,889	1,525	1,515	30	24	22	1,919	1,549	1,537

Commission expenses	502	467	575	0	0	0	502	467	575

Total other operating expenses	2,391	1,992	2,090	30	24	22	2,421	2,016	2,112

Total operating expenses	6,736	6,320	6,119	50	36	37	6,786	6,356	6,156

Income/(loss) from continuing operations before taxes	1,564	3,054	1,579	(57)	(1,487)	270	1,507	1,567	1,849

Income tax expense/(benefit)	(34)	981	300	0	0	0	(34)	981	300

Income/(loss) from continuing operations	1,598	2,073	1,279	(57)	(1,487)	270	1,541	586	1,549

Income/(loss) from discontinued operations	13	(32)	(5)	0	0	0	13	(32)	(5)

Net income/(loss)	1,611	2,041	1,274	(57)	(1,487)	270	1,554	554	1,544

Less net income/(loss) attributable to noncontrolling interests	40	35	59	(57)	(1,487)	270	(17)	(1,452)	329

Net income attributable to shareholders	1,571	2,006	1,215	–	–	–	1,571	2,006	1,215

Statement of operations metrics (%)

Non-compensation/revenue ratio	27.8	20.8	27.0	–	–	–	28.1	24.9	26.2

Cost/income ratio	78.2	66.1	79.0	–	–	–	78.9	78.4	76.5

Pre-tax income margin	18.2	32.0	20.4	–	–	–	17.5	19.3	23.0

Effective tax rate	(2.2)	32.1	19.0	–	–	–	(2.3)	62.6	16.2

Net income margin [1]	18.2	21.0	15.7	–	–	–	18.3	24.7	15.1

1 Based on amounts attributable to shareholders.

Core Results
In 2Q09, we recorded net income attributable to shareholders of CHF 1,571 million. Private Banking reported solid net revenues and net new assets of CHF 10.7 billion. In Investment Banking, we continued to make progress in executing our client-focused, capital efficient strategy, with strong results in client and flow-based businesses. Asset Management successfully completed the sale of part of our traditional investment strategies business to Aberdeen Asset Management on July 1, 2009, reflecting a significant step in our strategy to focus on asset allocation, the Swiss businesses and alternative investment strategies.

Core Results

			in		% change		in / end of	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Statements of operations (CHF million)

Net interest income	1,187	1,998	1,832	(41)	(35)	3,185	3,904	(18)

Commissions and fees	3,540	2,933	4,091	21	(13)	6,473	7,920	(18)

Trading revenues	3,214	4,899	890	(34)	261	8,113	(887)	–

Other revenues	669	(273)	930	–	(28)	396	(268)	–

Net revenues	8,610	9,557	7,743	(10)	11	18,167	10,669	70

Provision for credit losses	310	183	45	69	–	493	196	152

Compensation and benefits	4,345	4,328	4,029	0	8	8,673	7,242	20

General and administrative expenses	1,889	1,525	1,515	24	25	3,414	3,070	11

Commission expenses	502	467	575	7	(13)	969	1,163	(17)

Total other operating expenses	2,391	1,992	2,090	20	14	4,383	4,233	4

Total operating expenses	6,736	6,320	6,119	7	10	13,056	11,475	14

Income/(loss) from continuing operations before taxes	1,564	3,054	1,579	(49)	(1)	4,618	(1,002)	–

Income tax expense/(benefit)	(34)	981	300	–	–	947	(158)	–

Income/(loss) from continuing operations	1,598	2,073	1,279	(23)	25	3,671	(844)	–

Income/(loss) from discontinued operations	13	(32)	(5)	–	–	(19)	1	–

Net income/(loss)	1,611	2,041	1,274	(21)	26	3,652	(843)	–

Less net income/(loss) attributable to noncontrolling interests	40	35	59	14	(32)	75	90	(17)

Net income/(loss) attributable to shareholders	1,571	2,006	1,215	(22)	29	3,577	(933)	–

of which from continuing operations	1,558	2,038	1,220	(24)	28	3,596	(934)	–

of which from discontinued operations	13	(32)	(5)	–	–	(19)	1	–

Statement of operations metrics (%)

Non-compensation/revenue ratio	27.8	20.8	27.0	–	–	24.1	39.7	–

Cost/income ratio	78.2	66.1	79.0	–	–	71.9	107.6	–

Pre-tax income margin	18.2	32.0	20.4	–	–	25.4	(9.4)	–

Effective tax rate	(2.2)	32.1	19.0	–	–	20.5	15.8	–

Net income margin [1]	18.2	21.0	15.7	–	–	19.7	(8.7)	–

Number of employees (full-time equivalents)

Number of employees	46,700	46,700	49,000	–	(5)	46,700	49,000	(5)

1 Based on amounts attributable to shareholders.

Core Results include the results of our three segments, the Corporate Center and discontinued operations. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have SEI. The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Our Core Results are impacted by changes in credit spreads for Credit Suisse debt carried at fair value. In 2Q09, we entered into a transaction designed to reduce the volatility of these changes. In the transaction (the FVOD transaction) we made loans, which we carry at fair value, to Alpine Securitization Corp. (Alpine), a multi-seller commercial paper (CP) conduit administered by Credit Suisse. The Group does not have any ownership interest in Alpine. The FVOD transaction was designed to offset a significant portion of the volatility in credit spread movements on Credit Suisse vanilla debt. Following the FVOD transaction, the aggregate gains on this Credit Suisse debt as of the end of 1Q09 will be reversed and charged to the segments on a straight-line amortization basis, and the difference between this amortization and the net impact on valuation adjustments on this Credit Suisse debt from changes in credit spreads will be included in the Corporate Center.

In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Results summary
In 2Q09, we recorded net income attributable to shareholders of CHF 1,571 million, compared to CHF 1,215 million in 2Q08. Net revenues were CHF 8,610 million compared to CHF 7,743 million in 2Q08. Total operating expenses were CHF 6,736 million, up CHF 617 million, or 10%. Our results included fair value losses of CHF 3,744 million on Credit Suisse debt, mostly offset by gains of CHF 2,690 million from the FVOD transaction. CHF 280 million of the net fair value losses was charged to the segments (primarily Investment Banking) and CHF 774 million was included in the Corporate Center.

In Private Banking, net revenues were down 10%. Net interest income was stable compared to 2Q08, as lower margins on loans with slightly lower volumes were offset by higher margins on deposits with higher volumes. Total non-interest income decreased 16%, mainly as a result of lower commissions and fees, reflecting a 10.7% decline in average assets under management, particularly in managed investment products.

Wealth Management reported net revenues of CHF 2,072 million. Wealth Management recurring revenues declined 16%, reflecting lower commissions and fees due to lower average assets under management, particularly managed investment products. Wealth Management transaction-based revenues increased 10%, driven by higher integrated solutions revenues from transactions originated and jointly executed with Investment Banking, partially offset by lower product issuing fees and foreign exchange income from client transactions. In Corporate & Retail Banking, net interest income decreased 6%, mainly due to lower margins on loans, reflecting higher funding costs, on higher volumes, partially offset by higher margins on deposits, with stable volumes. Total non-interest income declined 19%, mainly reflecting lower asset-based commissions and fees.

In Investment Banking, net revenues increased to CHF 6,011 million from CHF 3,705 million in 2Q08. Our key client businesses generated revenues of CHF 5.3 billion, reflecting strong results in global rates and foreign exchange, cash equities, US residential mortgage-backed securities (RMBS) secondary trading, prime services, flow and corporate derivatives and high grade trading. We improved the performance of our repositioned businesses, which had revenues of CHF 1.7 billion for the quarter, driven by good results in emerging markets trading, US leveraged finance, corporate lending and equity trading strategies. We continued to reduce our exposure to areas that do not meet our strategic criteria. Losses from our exit businesses were CHF 0.7 billion, including valuation reductions of CHF 307 million in commercial mortgage-backed securities (CMBS) and losses of CHF 339 million on hedge positions relating to other exit businesses. Debt underwriting revenues increased 4%, primarily due to higher revenues from investment grade debt issuance and asset-backed securities (ABS) origination. Equity underwriting revenues increased 23%, driven by higher levels of industry-wide issuance and significantly improved market share. Advisory and other fees decreased in line with lower levels of global industry-wide M&A activity. Fixed income trading revenues increased significantly to CHF 3,128 million, primarily driven by significantly higher revenues from our global rates and foreign exchange business, as well as higher revenues from our leveraged finance, emerging markets, high grade, corporate lending and US RMBS agency businesses. Equity trading revenues decreased 1%, reflecting lower revenues from our trading strategies, fund-linked products and derivatives businesses, compared to strong results in 2Q08, substantially offset by an improved performance in our convertibles business and record revenues from our prime services business. We also had higher revenues in cash equities, particularly in Europe, due to continued improvements in market share. Net revenues also included net fair value losses on Credit Suisse debt of CHF 269 million compared to losses of CHF 503 million in 2Q08.

In Asset Management, net revenues were CHF 434 million, down CHF 226 million, or 34%, compared to 2Q08. Net revenues included investment-related losses of CHF 28 million, compared to gains of CHF 57 million in 2Q08. Net revenues of CHF 421 million before securities purchased from our money market funds and investment-related gains/(losses) were down CHF 103 million, or 20%, compared to 2Q08, mainly due to lower asset management fees, driven by the 22.5% decline in average assets under management. Asset management fees in alternative investment strategies increased slightly. Placement fees declined, reflecting the difficult capital raising conditions. Performance fees and carried interest were stable compared to 2Q08. Equity participations and joint venture revenues decreased, mainly due to lower performance fees from Hedging-Griffo, partially offset by a gain of CHF 21 million on shares received in connection with the closing of the first part of the Aberdeen transaction.

Provision for credit losses was CHF 310 million in 2Q09. We recorded CHF 238 million in Investment Banking, primarily reflecting provisions against loans made to a single borrower in our emerging markets business. We recorded CHF 75 million in Corporate & Retail Banking, mainly related to corporate and institutional loans.

Total operating expenses increased 10% compared to 2Q08, primarily reflecting increased compensation and benefits and general and administrative expenses. The increase in compensation and benefits was due to higher performance-related compensation, reflecting improved risk-adjusted profitability in Investment Banking. Compensation and benefits included CHF 158 million of compensation expense, representing partner asset facility (PAF) gains, reflected in trading revenues, which were reclassified in Corporate Center, as the PAF gains and offsetting compensation expense were included in Investment Banking trading revenues. The increase in general and administrative expenses reflected litigation charges of CHF 383 million in Investment Banking, primarily relating to the settlement of litigation with Huntsman Corporation. The increase also reflected a net litigation credit of CHF 134 million in Investment Banking in 2Q08. Excluding the litigation charges in 2Q09 and the net litigation credit in 2Q08, general and administrative expenses decreased 9% compared to 2Q08, driven by decreases in most expense categories, primarily professional fees and travel and entertainment, reflecting our cost containment efforts.

Corporate Center pre-tax loss of CHF 1,081 million primarily reflected net fair value losses of CHF 774 million on Credit Suisse debt.
The effective tax rate was (2.2)% in 2Q09, compared to 32.1% in 1Q09. The negative effective tax rate primarily reflected a tax benefit of CHF 396 million due to foreign exchange translation gains relating to deferred tax assets recorded in UK entities under enacted UK tax law and denominated in British pounds, which differs from the US dollar functional currency of the reporting entities. In addition, the effective tax rate included the impact of the geographical mix of results. Net deferred tax assets decreased CHF 307 million, or 3.2%, to CHF 9,383 million as of the end of 2Q09.

Assets under management from continuing operations were CHF 1,175.2 billion as of the end of 2Q09, an increase of CHF 53.5 billion, or 4.8%, compared to the end of 1Q09. We had net asset inflows of CHF 10.7 billion in Private Banking (CHF 8.5 billion in Wealth Management and CHF 2.2 billion in Corporate & Retail Banking) and net asset outflows of CHF 4.1 billion in Asset Management.

Core Results reporting by division

			in		% change		in	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Net revenues (CHF million)

Wealth Management	2,072	1,925	2,278	8	(9)	3,997	4,591	(13)

Corporate & Retail Banking	879	953	987	(8)	(11)	1,832	2,029	(10)

Private Banking	2,951	2,878	3,265	3	(10)	5,829	6,620	(12)

Investment Banking	6,011	6,442	3,705	(7)	62	12,453	3,202	289

Asset Management	434	6	660	–	(34)	440	614	(28)

Corporate Center	(786)	231	113	–	–	(555)	233	–

Net revenues	8,610	9,557	7,743	(10)	11	18,167	10,669	70

Provision for credit losses (CHF million)

Wealth Management	(3)	2	0	–	–	(1)	4	–

Corporate & Retail Banking	75	45	(5)	67	–	120	(14)	–

Private Banking	72	47	(5)	53	–	119	(10)	–

Investment Banking	238	136	50	75	376	374	205	82

Corporate Center	0	0	0	–	–	0	1	(100)

Provision for credit losses	310	183	45	69	–	493	196	152

Total operating expenses (CHF million)

Wealth Management	1,413	1,277	1,448	11	(2)	2,690	2,897	(7)

Corporate & Retail Banking	531	562	602	(6)	(12)	1,093	1,189	(8)

Private Banking	1,944	1,839	2,050	6	(5)	3,783	4,086	(7)

Investment Banking	4,118	3,892	3,351	6	23	8,010	6,116	31

Asset Management	379	496	536	(24)	(29)	875	1,034	(15)

Corporate Center	295	93	182	217	62	388	239	62

Total operating expenses	6,736	6,320	6,119	7	10	13,056	11,475	14

Income/(loss) from continuing operations before taxes (CHF million)

Wealth Management	662	646	830	2	(20)	1,308	1,690	(23)

Corporate & Retail Banking	273	346	390	(21)	(30)	619	854	(28)

Private Banking	935	992	1,220	(6)	(23)	1,927	2,544	(24)

Investment Banking	1,655	2,414	304	(31)	444	4,069	(3,119)	–

Asset Management	55	(490)	124	–	(56)	(435)	(420)	4

Corporate Center	(1,081)	138	(69)	–	–	(943)	(7)	–

Income/(loss) from continuing operations before taxes	1,564	3,054	1,579	(49)	(1)	4,618	(1,002)	–

Core Results reporting by region

			in		% change		in	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Net revenues (CHF million)

Switzerland	2,258	2,296	2,458	(2)	(8)	4,554	4,999	(9)

EMEA	2,710	2,326	1,032	17	163	5,036	2,072	143

Americas	3,356	3,818	3,642	(12)	(8)	7,174	2,312	210

Asia Pacific	1,072	886	498	21	115	1,958	1,053	86

Corporate Center	(786)	231	113	–	–	(555)	233	–

Net revenues	8,610	9,557	7,743	(10)	11	18,167	10,669	70

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	821	941	1,037	(13)	(21)	1,762	2,245	(22)

EMEA	679	505	(1,106)	34	–	1,184	(1,630)	–

Americas	748	1,350	1,908	(45)	(61)	2,098	(1,462)	–

Asia Pacific	397	120	(191)	231	–	517	(148)	–

Corporate Center	(1,081)	138	(69)	–	–	(943)	(7)	–

Income/(loss) from continuing operations before taxes	1,564	3,054	1,579	(49)	(1)	4,618	(1,002)	–

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

Management changes
On June 26, 2009, Karl Landert, Chief Information Officer of Credit Suisse, was appointed to the Executive Board.
Regulatory proposals
The SNB and FINMA proposed key changes in the regulation of Switzerland’s largest banks, including stricter rules on compensation and new guidelines for liquidity requirements and stress testing, and support for an international framework to coordinate the unwinding of failed banks and address systemic risk. Towards the end of the quarter, the US government proposed a plan to overhaul the financial regulatory system. The proposals would grant the US government powers to take over financial institutions in distress, supervise firms that could pose a threat to the stability of the financial system, scrutinize executive compensation, regulate hedge funds, increase capital requirements and more closely regulate financial products, including OTC derivatives. The EU proposed a regulatory framework that would involve EU-level supervision of risk in the financial system and the harmonization of the implementation of financial services regulation. The UK government proposed significant reform of bank regulation, including the creation of a new organization to monitor system-wide risks and higher capital requirements for firms that present greater risks to the system. The Bank for International Settlements (BIS) announced enhancements to the Basel II framework, including higher capital requirements for re-securitization trades, higher standards for risk management practices and additional disclosure requirements for securitization and other activities.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the expense from share-based and other deferred compensation from prior-year awards, and a variable component. The variable component reflects the performance-based compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions. For further information, refer to Note 18 – Employee share-based compensation and other compensation benefits in V – Condensed consolidated financial statements – unaudited.

Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to our operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. Our funds transfer pricing system is designed to allocate to our businesses funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, our businesses are also credited to the extent they provide long-term stable funding.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs. For further information, refer to Note 1 – Summary of significant accounting policies and Note 24 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited. A complete Financial Report 2Q09 including fair value disclosures will be published on our website and filed with the SEC on or about August 6, 2009.

For a description of our valuation techniques, refer to Note 33 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.
Personnel
Headcount at the end of 2Q09 was 46,700, down 2,300 from 2Q08, and unchanged compared to 1Q09. In December 2008, we announced bank-wide cost efficiency initiatives that are expected to result in a headcount reduction of approximately 5,300, or 11%, primarily in Investment Banking and related support functions. By the end of 2Q09, 4,900 of these reductions had been made.

Number of employees by division

					end of		% change

	2Q09		1Q09		2Q08	QoQ	YoY

Number of employees by division (full-time equivalents)

Wealth Management	15,300		15,300		15,100	0	1

Corporate & Retail Banking	8,700		8,800		9,000	(1)	(3)

Private Banking	24,000		24,100		24,100	0	0

Investment Banking	18,800		18,800		20,400	0	(8)

Asset Management	3,200	[1]	3,100	[1]	3,800	3	(16)

Corporate Center	700		700		700	0	0

Number of employees	46,700		46,700		49,000	0	(5)

1 Excludes 200 employees in 2Q09 and 400 employees in 1Q09, in connection with the sale of part of our traditional investment strategies business.

Key performance indicators
To benchmark our achievements, we have defined a set of key performance indicators (KPI) for which we have targets to be achieved over a three to five year period across market cycles.
Growth
We target integrated bank collaboration revenues in excess of CHF 10 billion annually by 2012. For 2Q09, integrated bank collaboration revenues were CHF 1.5 billion, bringing the 6M09 total to CHF 2.5 billion.

For net new assets, we target a growth rate above 6%. In 2Q09, we recorded an annualized net new asset growth rate of 2.2% and a rolling four-quarter average growth rate of 0.5%.
Risk and capital
For the BIS tier 1 ratio, we target a ratio of 12.5%. The BIS tier 1 ratio was 15.5% as of the end of 2Q09.
Efficiency and performance
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. The 2Q09 total shareholder return was 55.6%.
For return on equity attributable to shareholders, we target an annual rate of return of above 18%. The annualized return on equity attributable to shareholders was 17.5% in 2Q09.
We target a Core Results cost/income ratio of 65%. Our Core Results cost/income ratio was 78.2% for 2Q09.

in / end of	2Q09	6M09	2008	2007		2006

Growth

Collaboration revenues (CHF billion)	1.5	2.5	5.2	5.9		4.9

Net new asset growth (%) (annualized)	2.2	2.7	(0.2)	3.1		7.2

Efficiency and performance (%)

Total shareholder return [1]	55.6	74.4	(56.1)	(17.8)		30.5

Return on equity attributable to shareholders (annualized)	17.5	20.1	(21.1)	18.0		27.5

Core Results cost/income ratio	78.2	71.9	195.7	73.1		69.6

Risk and capital (%)

BIS tier 1 ratio	15.5	15.5	13.3	11.1	[2]	13.9	[2]

1 The total return of an investor is measured by the capital gain/(loss) plus dividends received. 2 Reported under Basel I and therefore not comparable.

Results by division
Private BankingWealth ManagementCorporate & Retail Banking
Investment Banking
Asset Management
Private Banking
In 2Q09, we reported net revenues of CHF 2,951 million and solid income before taxes of CHF 935 million in a challenging economic and operating environment. Despite limited global wealth creation, we attracted net new assets of CHF 10.7 billion, with strong inflows in both the international and Swiss businesses.

Results

				in / end of		% change			in / end of	% change

	2Q09	1Q09		2Q08	QoQ	YoY	6M09		6M08	YoY

Statements of operations (CHF million)

Net revenues	2,951	2,878		3,265	3	(10)	5,829		6,620	(12)

Provision for credit losses	72	47		(5)	53	–	119		(10)	–

Compensation and benefits	1,156	1,151		1,160	0	0	2,307		2,321	(1)

General and administrative expenses	633	543	[1]	698	17	(9)	1,176	[1]	1,364	(14)

Commission expenses	155	145		192	7	(19)	300		401	(25)

Total other operating expenses	788	688		890	15	(11)	1,476		1,765	(16)

Total operating expenses	1,944	1,839		2,050	6	(5)	3,783		4,086	(7)

Income before taxes	935	992		1,220	(6)	(23)	1,927		2,544	(24)

Statement of operations metrics (%)

Non-compensation/revenue ratio	26.7	23.9		27.3	–	–	25.3		26.7	–

Cost/income ratio	65.9	63.9		62.8	–	–	64.9		61.7	–

Pre-tax income margin	31.7	34.5		37.4	–	–	33.1		38.4	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,958	7,072		6,660	(2)	4	7,031		6,693	5

Pre-tax return on average utilized economic capital (%) [2]	54.1	56.6		73.8	–	–	55.2		76.5	–

Balance sheet statistics (CHF million)

Total assets	367,693	373,306		375,064	(2)	(2)	367,693		375,064	(2)

Net loans	175,878	176,504		180,597	0	(3)	175,878		180,597	(3)

Goodwill	804	792		826	2	(3)	804		826	(3)

Number of employees (full-time equivalents)

Number of employees	24,000	24,100		24,100	0	0	24,000		24,100	0

1 Includes CHF 100 million of captive insurance settlement proceeds in Wealth Management. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Net revenue detail (CHF million)

Net interest income	1,277	1,289	1,277	(1)	0	2,566	2,518	2

Total non-interest income	1,674	1,589	1,988	5	(16)	3,263	4,102	(20)

Net revenues	2,951	2,878	3,265	3	(10)	5,829	6,620	(12)

Results summary
Income before taxes was CHF 935 million, down CHF 285 million, or 23%, compared to 2Q08. Net revenues were CHF 2,951 million, down CHF 314 million, or 10%, compared to 2Q08. Net interest income was stable, as lower margins on loans with slightly lower volumes were offset by higher margins on deposits with higher volumes. Total non-interest income decreased 16%, mainly as a result of lower commissions and fees, reflecting a 10.7% decline in average assets under management, particularly in managed investment products. This impact was partially offset by higher integrated solutions revenues, reflecting the strength of the integrated banking model. The integrated solutions revenues included fees from delivering comprehensive solutions to ultra-high-net-worth clients through transactions originated and jointly executed with Investment Banking. Brokerage fees were stable, while product issuing fees declined. Provision for credit losses was CHF 72 million in 2Q09, related to corporate and institutional loans in Corporate & Retail Banking.

Total operating expenses were CHF 1,944 million, down CHF 106 million, or 5%, compared to 2Q08. The decrease was attributable to lower general and administrative and commission expenses. The decline in general and administrative expenses reflected our focus on cost containment, despite the continued international growth initiatives. Compensation and benefits were stable, as lower performance-related compensation was offset by higher deferred compensation and salaries related to international growth.

Compared to 1Q09, income before taxes was down CHF 57 million, or 6%, mainly reflecting recoveries of CHF 100 million on non-credit-related provisions in 1Q09. Net revenues increased CHF 73 million, or 3%, due to higher total non-interest income driven by integrated solutions revenues and higher brokerage and product issuing fees. Net interest income reflected stable loan and deposit volumes and slightly lower margins on loans. Total operating expenses were up CHF 105 million, or 6%, mainly due to the recoveries on non-credit-related provisions in 1Q09. Compensation and benefits were stable.

Assets under management as of the end of 2Q09 were CHF 862.2 billion, down CHF 64.6 billion, or 7.0%, compared to 2Q08, but up CHF 53.5 billion, or 6.6%, compared to 1Q09. The increase from the end of 1Q09 primarily reflected positive market movements and net new assets of CHF 10.7 billion, partially offset by adverse foreign exchange-related movements, mainly due to the weakening of the US dollar against the Swiss franc. Of the CHF 10.7 billion net new assets, CHF 6.9 billion were generated in the international businesses and CHF 3.8 billion in the Swiss businesses.

Wealth Management
Wealth Management reported net revenues of CHF 2,072 million, despite the continued difficult operating conditions. Our clients demonstrated fundamental confidence in Credit Suisse by entrusting us with CHF 8.5 billion of net new assets, despite limited global wealth creation. Income before taxes was CHF 662 million.

Results

				in / end of		% change			in / end of	% change

	2Q09	1Q09		2Q08	QoQ	YoY	6M09		6M08	YoY

Statements of operations (CHF million)

Net revenues	2,072	1,925		2,278	8	(9)	3,997		4,591	(13)

Provision for credit losses	(3)	2		0	–	–	(1)		4	–

Compensation and benefits	843	823		814	2	4	1,666		1,620	3

General and administrative expenses	444	335	[1]	473	33	(6)	779	[1]	935	(17)

Commission expenses	126	119		161	6	(22)	245		342	(28)

Total other operating expenses	570	454		634	26	(10)	1,024		1,277	(20)

Total operating expenses	1,413	1,277		1,448	11	(2)	2,690		2,897	(7)

Income before taxes	662	646		830	2	(20)	1,308		1,690	(23)

Statement of operations metrics (%)

Non-compensation/revenue ratio	27.5	23.6		27.8	–	–	25.6		27.8	–

Cost/income ratio	68.2	66.3		63.6	–	–	67.3		63.1	–

Pre-tax income margin	31.9	33.6		36.4	–	–	32.7		36.8	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	2,287	2,364		2,319	(3)	(1)	2,347		2,274	3

Pre-tax return on average utilized economic capital (%) [2]	116.9	110.6		144.6	–	–	112.7		150.1	–

Balance sheet statistics (CHF million)

Total assets	255,737	260,259		262,709	(2)	(3)	255,737		262,709	(3)

Net loans	71,207	71,400		79,048	0	(10)	71,207		79,048	(10)

Goodwill	623	611		645	2	(3)	623		645	(3)

Number of employees (full-time equivalents)

Number of employees	15,300	15,300		15,100	0	1	15,300		15,100	1

Number of relationship managers

Switzerland	1,090	1,100		1,120	(1)	(3)	1,090		1,120	(3)

EMEA	1,300	1,310		1,300	(1)	0	1,300		1,300	0

Americas	590	560		510	5	16	590		510	16

Asia Pacific	400	390		440	3	(9)	400		440	(9)

Number of relationship managers	3,380	3,360		3,370	1	0	3,380		3,370	0

1 Includes CHF 100 million of captive insurance settlement proceeds. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Net revenue detail (CHF million)

Net interest income	696	674	657	3	6	1,370	1,298	6

Total non-interest income	1,376	1,251	1,621	10	(15)	2,627	3,293	(20)

Net revenues	2,072	1,925	2,278	8	(9)	3,997	4,591	(13)

Net revenue detail (CHF million)

Recurring	1,427	1,430	1,690	0	(16)	2,857	3,374	(15)

Transaction-based	645	495	588	30	10	1,140	1,217	(6)

Net revenues	2,072	1,925	2,278	8	(9)	3,997	4,591	(13)

Gross and net margin on assets under management (bp)

Recurring	82	86	86	–	–	84	86	–

Transaction-based	37	30	30	–	–	34	31	–

Gross margin	119	116	116	–	–	118	117	–

Net margin (pre-tax)	38	39	42	–	–	39	43	–

Operating environment
Financial markets improved in 2Q09. The risk appetite among investors increased slightly from the very low levels of 1Q09. Equity markets rallied, while volatility decreased to the levels of the first half of 2008.

In spite of these encouraging developments, key economic data indicated a continuing global recession. Declines in gross domestic product continued, reflecting diminishing investment and private expenditure, only partially mitigated by increased government expenditures. Unemployment rates increased, while inflation remained low or even slightly negative. The euro strengthened slightly, and the US dollar weakened, against the Swiss franc.

Despite these adverse macroeconomic conditions, investor confidence improved slightly, as global leading economic indicators declined less rapidly. Stimulus measures were implemented by central banks in order to stabilize the global economy and reduce uncertainty. In particular, the Fed, the BoE, the ECB and the SNB continued to take measures to ease monetary conditions, including rate cuts, purchases of securities and expansion of asset purchase facilities, in order to fight recession, defend against deflation and stimulate the economy.

The private banking industry continued to be faced with challenging trends during 2Q09. There was ongoing industry deleveraging by clients and financial institutions. Competition for client deposits intensified, especially from government guaranteed banks. Client activity increased from the very low levels seen in the previous quarters. Regulatory uncertainty in connection with tax matters and banking secrecy in the conduct of cross-border wealth management continued to weigh on the industry.

For further information, refer to I – Credit Suisse results – Operating environment.
Results summary
We reported income before taxes of CHF 662 million, down CHF 168 million, or 20%, compared to 2Q08. Net revenues were CHF 2,072 million, down CHF 206 million, or 9%, compared to 2Q08, impacted by the 11.9% decrease in average assets under management. Recurring revenues, which represented 69% of net revenues, decreased CHF 263 million, or 16%, reflecting lower commissions and fees due to lower average assets under management, particularly managed investment products. Transaction-based revenues increased CHF 57 million, or 10%, driven by higher integrated solutions revenues from transactions originated and jointly executed with Investment Banking, partially offset by lower product issuing fees and foreign exchange income from client transactions. Brokerage fees were stable. Total operating expenses were CHF 1,413 million, down CHF 35 million, or 2%, despite our continued international growth initiatives. The decrease was mainly attributable to lower commission and general and administrative expenses. Compensation and benefits increased slightly.

Compared to 1Q09, income before taxes increased CHF 16 million, or 2%. Net revenues increased CHF 147 million, or 8%, due to CHF 150 million, or 30%, higher transaction-based revenues, reflecting higher integrated solutions revenues and higher brokerage and product issuing fees. Recurring revenues were stable. Total operating expenses were up CHF 136 million, or 11%, primarily reflecting recoveries in 1Q09 of CHF 100 million on non-credit-related provisions. Compensation and benefits were slightly higher.

Assets under management as of the end of 2Q09 were CHF 711.7 billion, down CHF 61.8 billion, or 8.0%, from the end of 2Q08, impacted primarily by adverse market movements, partially offset by net new assets and positive foreign exchange-related movements. Compared to the end of 1Q09, assets under management were up CHF 44.7 billion, or 6.7%, mainly reflecting positive market movements and net new assets, partially offset by adverse foreign exchange-related movements, mainly the weakening of the US dollar against the Swiss franc. We attracted net new assets of CHF 8.5 billion, with inflows from a broad range of clients in all regions. Regulatory uncertainty had a minimal effect on our net new assets.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 2Q09, the pre-tax income margin was 31.9%, down 4.5 percentage points from 2Q08 and 1.7 percentage points from 1Q09.

Net new asset growth rate (KPI)
Our target over market cycles is a growth rate over 6%. In 2Q09, our annualized quarterly growth rate was 5.1%. The rolling four-quarter average growth rate was 4.0% in 2Q09.

Gross margin
Our gross margin was 119 basis points in 2Q09, three basis points higher than in 2Q08 and 1Q09. The recurring margin in 2Q09 decreased four basis points compared to 2Q08. The decrease reflected the decline in asset-based commissions and fees, especially from managed investment products, which exceeded the decline in average assets under management, partially offset by increased net interest income from deposits. The transaction-based margin increased seven basis points to 37 basis points, reflecting higher integrated solutions revenues and stable brokerage revenues and the decline in average assets under management.

Initiatives and achievements
In 2Q09, we continued our long-term strategy of organic growth and strengthened our client focus:
– In its annual “Awards for Excellence”, Euromoney recognized Credit Suisse as the “Best Wealth Management House” for 2009, underscoring the depth of Credit Suisse’s global footprint and the strength of the integrated bank, during one of the most challenging periods in the industry.

– We launched operations in Japan, focusing on serving wealthy individuals, families and corporations that seek a sophisticated approach to asset allocation and access to a global platform for specialized financial services and products. This marks an important milestone in the implementation of our international growth strategy and allows us to deliver the full suite of our integrated solutions to clients in Japan.

– Recent international appointments reflect our continued investment in the ultra-high-net-worth client segment. Key hires will focus on Europe, Middle East and Africa (EMEA) and Asia Pacific regions where our business is well positioned to serve this client segment with a cross-divisional platform.

– In collaboration with Asset Management, we launched a new multi-asset class solutions product suite of discretionary mandates to better reflect client needs and to respond to the specific challenges of the market environment. The new offering includes discretionary mandates based on index-linked instruments, such as exchange-traded funds (ETFs), and products that allow for more client participation in investment decisions.

Assets under management - Wealth Management

			in / end of		% change		in / end of	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Assets under management (CHF billion)

Assets under management	711.7	667.0	773.5	6.7	(8.0)	711.7	773.5	(8.0)

of which discretionary assets	133.8	126.0	164.1	6.2	(18.5)	133.8	164.1	(18.5)

of which advisory assets	577.9	541.0	609.4	6.8	(5.2)	577.9	609.4	(5.2)

Assets under management by currency (CHF billion)

USD	280.7	270.4	301.3	3.8	(6.8)	280.7	301.3	(6.8)

EUR	222.9	205.1	232.1	8.7	(4.0)	222.9	232.1	(4.0)

CHF	125.7	121.8	145.8	3.2	(13.8)	125.7	145.8	(13.8)

Other	82.4	69.7	94.3	18.2	(12.6)	82.4	94.3	(12.6)

Assets under management	711.7	667.0	773.5	6.7	(8.0)	711.7	773.5	(8.0)

Assets under management by region (CHF billion)

Switzerland	270.0	255.0	312.8	5.9	(13.7)	270.0	312.8	(13.7)

EMEA	264.5	250.1	284.9	5.8	(7.2)	264.5	284.9	(7.2)

Americas	115.7	108.5	111.7	6.6	3.6	115.7	111.7	3.6

Asia Pacific	61.5	53.4	64.1	15.2	(4.1)	61.5	64.1	(4.1)

Assets under management	711.7	667.0	773.5	6.7	(8.0)	711.7	773.5	(8.0)

Net new assets by region (CHF billion)

Switzerland	1.6	1.5	3.5	6.7	(54.3)	3.1	8.8	(64.8)

EMEA	2.6	4.2	5.7	(38.1)	(54.4)	6.8	7.8	(12.8)

Americas	1.4	0.7	2.1	100.0	(33.3)	2.1	5.7	(63.2)

Asia Pacific	2.9	2.6	4.1	11.5	(29.3)	5.5	6.6	(16.7)

Net new assets	8.5	9.0	15.4	(5.6)	(44.8)	17.5	28.9	(39.4)

Growth in assets under management (CHF billion)

Net new assets	8.5	9.0	15.4	–	–	17.5	28.9	–

Market movements	43.8	(13.0)	(5.5)	–	–	30.8	(48.7)	–

Currency	(6.3)	25.0	16.0	–	–	18.7	(43.5)	–

Other	(1.3)	0.0	(1.8)	–	–	(1.3)	(1.8)	–

Total other effects	36.2	12.0	8.7	–	–	48.2	(94.0)	–

Growth in assets under management	44.7	21.0	24.1	–	–	65.7	(65.1)	–

Growth in assets under management (annualized) (%)

Net new assets	5.1	5.6	8.2	–	–	5.4	6.9	–

Total other effects	21.7	7.4	4.6	–	–	14.9	(22.4)	–

Growth in assets under management	26.8	13.0	12.8	–	–	20.3	(15.5)	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	4.0	5.0	5.9	–	–	–	–	–

Total other effects	(12.0)	(16.0)	(16.0)	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	(8.0)	(11.0)	(10.1)	–	–	–	–	–

Results detail
The following provides a comparison of our 2Q09 results versus 2Q08 (YoY) and versus 1Q09 (QoQ).
Net revenues
Recurring
Recurring revenues arise from recurring net interest income, commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services.

YoY: Down 16% from CHF 1,690 million to CHF 1,427 million
The decrease reflected lower commissions and fees due to the 11.9% decline in average assets under management, with an even greater reduction in higher margin managed investment products, and lower semi-annual performance-based fees. Net interest income increased, mainly due to higher margins and volumes on deposits, partially offset by lower margins and volumes on loans.

QoQ: From CHF 1,430 million to CHF 1,427 million
Recurring revenues were stable. Net interest income increased 3%, with slightly higher margins and volumes on deposits. This increase and semi-annual performance-based fees were offset by lower asset-based commissions and fees.

Transaction-based
Transaction-based revenues arise primarily from brokerage and product issuing fees, foreign exchange income from client transactions and other transaction-based income.
YoY: Up 10% from CHF 588 million to CHF 645 million
The increase was mainly due to higher integrated solutions revenues from transactions originated and jointly executed with Investment Banking, partially offset by lower product issuing fees and foreign exchange-related income from client transactions. Brokerage fees were stable.

QoQ: Up 30% from CHF 495 million to CHF 645 million
The increase was mainly driven by the higher integrated solutions revenues and increased brokerage and product issuing fees, reflecting improved investor confidence and increased client activity.
Provision for credit losses
YoY: From nil to CHF (3) million
Provision for credit losses reflected a small net release.
QoQ: From CHF 2 million to CHF (3) million
Provision for credit losses reflected a small net release.
Operating expenses
Compensation and benefits
YoY: Up 4% from CHF 814 million to CHF 843 million
The increase reflected our international expansion, increased headcount and higher deferred compensation from prior-year awards, offset in part by lower performance-related compensation.
QoQ: Up 2% from CHF 823 million to CHF 843 million
The increase reflected higher performance-related compensation, partially offset by lower salaries and benefits.
General and administrative expenses
YoY: Down 6% from CHF 473 million to CHF 444 million
The decrease was across most expense categories, mainly sales and marketing expenses, reflecting cost control efforts, offset in part by increased occupancy expenses, reflecting increased headcount.
QoQ: Up 33% from CHF 335 million to CHF 444 million
The increase primarily reflected recoveries on non-credit-related provisions from captive insurance settlement proceeds of CHF 100 million in 1Q09. Other expense categories were stable.
Personnel
Headcount at the end of 2Q09 was 15,300, up 200 from 2Q08 and stable compared to 1Q09. The increase compared to 2Q08 reflected the strengthening of our front-office teams, primarily in the Americas, and the transfer of 170 operations employees from Investment Banking in 1Q09. The net increase of ten relationship managers compared to 2Q08 reflected the hiring of senior relationship managers, with a strong focus on ultra-high-net-worth clients, and relationship manager talent upgrades.

Corporate & Retail Banking
Our results reflected the challenging market environment, with lower loan margins and higher credit provisions. We recorded net revenues of CHF 879 million, income before taxes of CHF 273 million and net new assets of CHF 2.2 billion.

Results

			in / end of		% change		in / end of	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Statements of operations (CHF million)

Net revenues [1]	879	953	987	(8)	(11)	1,832	2,029	(10)

Provision for credit losses	75	45	(5)	67	–	120	(14)	–

Compensation and benefits	313	328	346	(5)	(10)	641	701	(9)

General and administrative expenses	189	208	225	(9)	(16)	397	429	(7)

Commission expenses	29	26	31	12	(6)	55	59	(7)

Total other operating expenses	218	234	256	(7)	(15)	452	488	(7)

Total operating expenses	531	562	602	(6)	(12)	1,093	1,189	(8)

Income before taxes	273	346	390	(21)	(30)	619	854	(28)

Statement of operations metrics (%)

Non-compensation/revenue ratio	24.8	24.6	25.9	–	–	24.7	24.1	–

Cost/income ratio	60.4	59.0	61.0	–	–	59.7	58.6	–

Pre-tax income margin	31.1	36.3	39.5	–	–	33.8	42.1	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	4,671	4,708	4,341	(1)	8	4,684	4,419	6

Pre-tax return on average utilized economic capital (%) [2]	23.4	29.4	36.0	–	–	26.5	38.7	–

Balance sheet statistics (CHF million)

Total assets	111,956	113,047	112,355	(1)	0	111,956	112,355	0

Net loans	104,671	105,104	101,549	0	3	104,671	101,549	3

Goodwill	181	181	181	0	0	181	181	0

Number of employees (full-time equivalents)

Number of employees	8,700	8,800	9,000	(1)	(3)	8,700	9,000	(3)

Net revenue detail (CHF million)

Net interest income	581	615	620	(6)	(6)	1,196	1,220	(2)

Total non-interest income [1]	298	338	367	(12)	(19)	636	809	(21)

Net revenues	879	953	987	(8)	(11)	1,832	2,029	(10)

Number of branches

Number of branches	220	220	217	0	1	220	217	1

1 Includes fair value (losses)/gains on a synthetic collateralized loan portfolio of CHF (32) million, CHF 5 million, CHF (18) million, CHF (27) million and CHF 46 million in 2Q09, 1Q09, 2Q08, 6M09 and 6M08, respectively. 2 Calculated using a return excluding interest costs for allocated goodwill.

Operating environment
Macroeconomic indicators in Switzerland showed a downward trend during 2Q09, with some signs of stabilization at a low level. The Swiss export industry continued to see significant declines in demand, which was negatively affected by the swift economic downturn. The unemployment level, which was 3.6%, increased despite an increase in seasonal jobs. The overall economic downturn, particularly the uncertainty in the labor market, led to subdued consumer sentiment and negatively impacted private consumption. In 2Q09, the SNB continued its relaxed monetary policy by keeping interest rates stable to address the challenging Swiss environment and the risk of deflation.

Banks experienced continued margin pressure on loans, reflecting higher long-term funding costs.
The credit standing of Swiss companies declined, resulting in some rating downgrades and higher risk premiums. Most of the rating cuts were triggered by a significantly weaker operating performance, which impacted the generation of cash flow and the debt/equity ratio. The Swiss consumer and residential mortgage credit environment was stable, reflecting conservative lending standards.

For further information, refer to I – Credit Suisse results – Operating environment.
Results summary
In 2Q09, income before taxes was CHF 273 million, down CHF 117 million, or 30%, compared to 2Q08. We reported net revenues of CHF 879 million, down CHF 108 million, or 11%, compared to 2Q08. Net interest income decreased CHF 39 million, or 6%, mainly due to lower margins on loans, reflecting higher funding costs, on higher volumes. The decrease was partially offset by higher margins on deposits, with stable volumes. Total non-interest income declined CHF 69 million, or 19%, impacted by lower asset-based commissions and fees, reflecting a decrease in management fees on investment products, and fair value losses of CHF 32 million on the Clock Finance No. 1 transaction, compared to fair value losses of CHF 18 million in 2Q08. Provision for credit losses was significantly higher at CHF 75 million, compared to net releases of CHF 5 million in 2Q08, mainly on corporate and institutional loans. Total operating expenses of CHF 531 million decreased CHF 71 million, or 12%. Compensation and benefits declined CHF 33 million, or 10%, reflecting lower performance-related compensation, in line with the lower results. General and administrative expenses decreased CHF 36 million, or 16%, reflecting lower expenses across most cost categories as a result of our cost containment efforts.

Compared to 1Q09, income before taxes decreased CHF 73 million, or 21%. Net revenues of CHF 879 million were down CHF 74 million, or 8%. Net interest income decreased CHF 34 million, or 6%, due to lower margins on loans, reflecting the higher funding costs, and slightly lower margins on deposits, with stable volumes. Total non-interest income decreased CHF 40 million, or 12%, primarily due to fair value losses from the Clock Finance No. 1 transaction of CHF 32 million, compared to fair value gains of CHF 5 million in 1Q09. Total operating expenses decreased CHF 31 million, or 6%. Compensation and benefits declined CHF 15 million, or 5%, reflecting lower salaries and benefits and performance-related compensation. General and administrative expenses decreased CHF 19 million, or 9%, compared to 1Q09, reflecting lower non-credit-related provisions.

Net new assets were CHF 2.2 billion, mainly from corporate and institutional clients but also from retail clients.
Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 2Q09, our pre-tax income margin was 31.1%, compared to 39.5% in 2Q08 and 36.3% in 1Q09.

Cost/income ratio
In 2Q09, the cost/income ratio was 60.4%, compared to 61.0% in 2Q08 and 59.0% in 1Q09.
Pre-tax return on average utilized economic capital
In 2Q09, the pre-tax return on average utilized economic capital was 23.4%, compared to 36.0% in 2Q08 and 29.4% in 1Q09.
Initiatives and achievements
– We played a key role for large Swiss corporate and SMEs in this challenging operating environment, successfully leading complex refinancing transactions and restructurings through customized corporate finance services.

– In the increasingly important field of entrepreneur succession, we continued to advise SMEs by leveraging our specialized expertise and consultants in 27 locations in Switzerland.
– We increased the number of financial institutions using our FX Expert platform, which provides banks and financial institutions with state-of-the-art foreign exchange trading, combining the personal service of a dedicated bank desk on the trading floor with the convenience of an internet-based trading application.

– Credit Suisse introduced a portfolio of commercial credit cards, aligned to the needs of SMEs, co-branded with American Express. The portfolio includes a euro-denominated credit card and a card linked to the Membership Rewards bonus program.

Results detail
The following provides a comparison of our 2Q09 results versus 2Q08 (YoY) and versus 1Q09 (QoQ).
Net revenues
Net interest income
YoY: Down 6% from CHF 620 million to CHF 581 million
The decrease was driven by lower margins on loans, reflecting higher funding costs, with higher volumes, partially offset by higher margins on deposits, with stable volumes.
QoQ: Down 6% from CHF 615 million to CHF 581 million
The decrease was due to lower margins on loans, reflecting higher funding costs, and slightly lower margins on deposits, on stable volumes.
Total non-interest income
YoY: Down 19% from CHF 367 million to CHF 298 million
The decrease mainly reflected lower asset-based commissions and fees, reflecting a decrease in management fees on investment products, and fair value losses of CHF 32 million on the Clock Finance No. 1 transaction compared to fair value losses of CHF 18 million in 2Q08.

QoQ: Down 12% from CHF 338 million to CHF 298 million
The decrease was mainly due to the fair value losses of CHF 32 million on the Clock Finance No. 1 transaction, compared to fair value gains of CHF 5 million in 1Q09.
Provision for credit losses
YoY: From CHF (5) million to CHF 75 million
In 2Q09, we recorded provisions of CHF 131 million and releases of CHF 56 million, compared to provisions of CHF 36 million and releases of CHF 41 million in 2Q08, reflecting deterioration in the credit environment. Most of the new provisions were related to the corporate and institutional loan portfolio, which has sound overall credit quality with low borrower concentrations.

QoQ: From CHF 45 million to CHF 75 million
Net provisions were CHF 75 million as we recorded provisions of CHF 131 million and releases of CHF 56 million, compared to provisions of CHF 81 million and releases of CHF 36 million in 1Q09.
Operating expenses
Compensation and benefits
YoY: Down 10% from CHF 346 million to CHF 313 million
The decrease primarily reflected lower performance-related compensation in line with the lower results.
QoQ: Down 5% from CHF 328 million to CHF 313 million
The decrease reflected lower salaries and benefits, performance-related compensation and deferred compensation from prior-year awards.
General and administrative expenses
YoY: Down 16% from CHF 225 million to CHF 189 million
The decrease resulted from lower expenses across most categories, mainly marketing and occupancy expenses, reflecting our cost containment efforts.
QoQ: Down 9% from CHF 208 million to CHF 189 million
The decrease primarily reflected lower non-credit-related provisions in 2Q09 compared to the 1Q09 provisions relating to the buy-back of certain clients' Lehman Brothers structured notes.
Investment Banking
We reported income before taxes of CHF 1,655 million in 2Q09 as we continued to make progress in executing our client-focused, capital efficient strategy. Net revenues of CHF 6,011 million reflected strong results in our client and flow-based businesses, including global rates and foreign exchange, cash equities, US RMBS secondary trading, prime services, flow and corporate derivatives and high grade trading.

Results

					in / end of			% change			in / end of		% change

	2Q09		1Q09		2Q08		QoQ	YoY	6M09		6M08		YoY

Statements of operations (CHF million)

Net revenues	6,011	[1]	6,442	[2]	3,705	[3]	(7)	62	12,453	[4]	3,202	[5]	289

Provision for credit losses	238		136		50		75	376	374		205		82

Compensation and benefits	2,746		2,907		2,412		(6)	14	5,653		4,086		38

General and administrative expenses	1,079	[6]	713		643	[7]	51	68	1,792	[6]	1,385	[7]	29

Commission expenses	293		272		296		8	(1)	565		645		(12)

Total other operating expenses	1,372		985		939		39	46	2,357		2,030		16

Total operating expenses	4,118		3,892		3,351		6	23	8,010		6,116		31

Income/(loss) before taxes	1,655		2,414		304		(31)	444	4,069		(3,119)		–

Statement of operations metrics (%)

Non-compensation/revenue ratio	22.8		15.3		25.3		–	–	18.9		63.4		–

Cost/income ratio	68.5		60.4		90.4		–	–	64.3		191.0		–

Pre-tax income margin	27.5		37.5		8.2		–	–	32.7		(97.4)		–

Utilized economic capital and return

Average utilized economic capital (CHF million)	21,358		22,428		26,889		(5)	(21)	21,875		28,995		(25)

Pre-tax return on average utilized economic capital (%) [8]	31.6		43.7		5.0		–	–	37.8		(21.1)		–

Balance sheet statistics (CHF million)

Total assets	883,014		953,398		1,021,587		(7)	(14)	883,014		1,021,587		(14)

Net loans	67,278		60,942		54,011		10	25	67,278		54,011		25

Goodwill	7,141		7,399		6,864		(3)	4	7,141		6,864		4

Number of employees (full-time equivalents)

Number of employees	18,800		18,800		20,400		0	(8)	18,800		20,400		(8)

1 Includes valuation reductions of CHF 139 million related to the Huntsman settlement and net fair value losses on Credit Suisse debt of CHF 269 million. 2 Includes fair value gains on Credit Suisse debt of CHF 365 million. 3 Includes fair value losses on Credit Suisse debt of CHF 503 million. 4 Includes valuation reductions of CHF 139 million related to the Huntsman settlement and includes net fair value gains on Credit Suisse debt of CHF 96 million. 5 Includes fair value gains on Credit Suisse debt of CHF 859 million. 6 Includes litigation charges of CHF 383 million. 7 Includes a net litigation credit of CHF 134 million. 8 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Net revenue detail (CHF million)

Debt underwriting	236	180	228	31	4	416	381	9

Equity underwriting	301	70	245	330	23	371	417	(11)

Total underwriting	537	250	473	115	14	787	798	(1)

Advisory and other fees	167	194	329	(14)	(49)	361	711	(49)

Total underwriting and advisory	704	444	802	59	(12)	1,148	1,509	(24)

Fixed income trading	3,128	3,935	288	(21)	–	7,063	(1,366)	–

Equity trading	2,239	2,310	2,253	(3)	(1)	4,549	3,651	25

Total trading	5,367	6,245	2,541	(14)	111	11,612	2,285	408

Other	(60)	(247)	362	(76)	–	(307)	(592)	(48)

Net revenues	6,011	6,442	3,705	(7)	62	12,453	3,202	289

Average one-day, 99% Value-at-Risk (CHF million)

Interest rate & credit spread	154	132	185	17	(17)	144	166	(13)

Foreign exchange	21	16	21	31	0	19	29	(34)

Commodity	20	16	40	25	(50)	18	41	(56)

Equity	35	32	56	9	(38)	34	67	(49)

Diversification benefit	(105)	(57)	(109)	84	(4)	(81)	(113)	(28)

Average one-day, 99% Value-at-Risk	125	139	193	(10)	(35)	134	190	(29)

Risk-weighted assets (million)

Risk-weighted assets (CHF)	151,362	175,205	218,459	(14)	(31)	151,362	218,459	(31)

Risk-weighted assets (USD)	139,177	154,087	214,470	(10)	(35)	139,177	214,470	(35)

Operating environment
Economic conditions remained challenging during 2Q09 as the global economy remained in recession. The World Bank issued a report in June predicting a 2.9% contraction in global gross domestic product for 2009, higher than its previous forecast of 1.7%. Unemployment continued to rise in the US, reaching 9.5%, its highest level in over 25 years, while long-term unemployment reached 4.5%, its highest level since the government began tracking this statistic over 60 years ago. Unemployment rates in the EU also continued to rise. Despite these indicators, there were some encouraging signs that the pace of economic contraction had slowed, including stabilization of US household spending and increases in durable goods orders and new home construction.

In an effort to mitigate the duration of the recession, central banks maintained interest rates at historically low levels. In addition, to assure global markets of the financial stability of the major US banks, the US government performed and publicly released the results of a stress test. As a result of the findings, many banks raised capital during the quarter. The improved results of financial institutions in 1Q09 and the additional capital raised provided an opportunity for many banks to repay TARP funds received in 2008. Towards the end of the quarter, the US government proposed a plan to overhaul the financial regulatory system. The proposals would grant the US government powers to take over financial institutions in distress, supervise firms that could pose a threat to the stability of the financial system, scrutinize executive compensation, regulate hedge funds, increase capital requirements and more closely regulate retail financial products and OTC derivatives.

Conditions in the financial markets generally improved in 2Q09. Equity markets advanced steadily for most of the quarter, partially due to the impact of the stress test results and better than expected economic data, both of which provided the market with renewed confidence. However, towards the end of June, the equity market rally reversed its course as investors began to question whether economic fundamentals were strong enough to justify continued gains. Market volatility, as indicated by the VIX index, declined steadily, reaching its lowest level since the bankruptcy of Lehman Brothers in September 2008. Equity trading volumes on most major exchanges increased while fixed income volumes declined. Credit spreads continued to narrow, while the US dollar declined against most currencies.

Global debt underwriting volumes decreased from 1Q09 levels, largely due to a decline in sovereign and agency debt issuance, however, investment grade and high yield issuance increased. Equity underwriting increased due to the highest volume of follow-on offerings in two years, driven by the US bank capital raisings and improved equity market valuations. The US dollar volume of announced and completed M&A declined further in the quarter.

For further information, refer to I – Credit Suisse results – Operating environment.
Results summary
In 2Q09, income before taxes was CHF 1,655 million, compared to CHF 304 million in 2Q08 and CHF 2,414 million in 1Q09. Excluding net fair value gains and losses on Credit Suisse debt and CHF 483 million for the Huntsman settlement charge and related valuation reductions, income before taxes in 2Q09 improved to CHF 2,407 million compared to CHF 2,049 million in 1Q09. Net revenues increased to CHF 6,011 million from CHF 3,705 million in 2Q08. During the quarter, we continued to make progress in implementing our client-focused and capital-efficient strategy. Our strong results reflected good performance in our client and flow-based businesses, as we gained market share across many products.

Our key client businesses generated revenues of CHF 5.3 billion, reflecting strong results in global rates and foreign exchange, cash equities, US RMBS secondary trading, prime services, flow and corporate derivatives and high grade trading.

We also continued to improve the performance of our repositioned businesses, which had revenues of CHF 1.7 billion for the quarter, driven by good results in emerging markets trading, US leveraged finance, corporate lending and equity trading strategies.

We continue to reduce our exposure to areas that do not meet our strategic criteria. Losses from our exit businesses were CHF 0.7 billion, including valuation reductions of CHF 307 million in CMBS and losses of CHF 339 million on hedge positions relating to other exit businesses.

Our results also reflected net fair value losses on Credit Suisse debt of CHF 269 million. For more information, refer to I – Credit Suisse results – Core results.
We maintained a continued focus on expense discipline and efficiency. Excluding litigation charges of CHF 383 million in 2Q09, primarily relating to the settlement of litigation with Huntsman Corporation, and a net litigation credit of CHF 134 million in 2Q08, non-compensation expenses decreased 8% from 2Q08. Compensation expenses of CHF 2,746 million in 2Q09 included a performance-related compensation accrual that reflected the improved risk-adjusted profitability of Investment Banking.

We have delivered on our risk reduction targets. Risk-weighted assets declined 10% from 1Q09 to USD 139 billion, which included USD 26 billion in exit businesses, and risk capital usage in key client and repositioned businesses was below the year-end risk-weighted assets target of USD 135 billion. We expect to increase capital allocated to support growth in our client-based businesses, including reallocating capital released from our exit businesses. Average one-day, 99% Value-at-Risk (VaR) decreased 10% compared to 1Q09.

Results were impacted by the strengthening of the average rate of the US dollar against the Swiss franc compared to 2Q08, which favorably affected revenues and adversely impacted expenses, and the weakening of the average rate of the US dollar against the Swiss franc compared to 1Q09, which adversely affected revenues and favorably impacted expenses.

Repositioning Investment Banking

	Key client businesses	Repositioned businesses	Exit businesses
Equities	■ Cash equities ■ Electronic trading ■ Prime services ■ Equity derivatives – focus on flow and corporate trades	■ Equity trading – focus on quantitative and liquid strategies ■ Convertibles – focus on client flow	■ Highly structured derivatives ■ Illiquid principal trading
Fixed income	■ Global rates ■ Foreign exchange ■ High grade credit/debt capital markets ■ US RMBS secondary trading ■ Commodities trading (joint venture)	■ Emerging markets – maintain leading business but with more limited risk/credit provision ■ US leveraged finance – maintain leading business but focus on smaller/quicker to market deals	■ Mortgage origination ■ CDO ■ Non-US leveraged finance trading ■ Non-US RMBS ■ Highly structured derivatives ■ Power & emission trading
Advisory	■ Strategic advisory (mergers & acquisitions) and capital markets origination	■ Corporate lending – improved alignment of lending with business and ability to hedge	■ Origination of slow to market, capital-intensive financing transactions
	Develop existing strong market positions	Maintain competitive advantage but reduce risk and volatility	Release capital and resources; reduce volatility

Performance indicators
Pre-tax income margin
Our target over market cycles is a pre-tax income margin of 25% or greater. The pre-tax income margin was 27.5% in 2Q09, compared to 8.2% in 2Q08 and 37.5% in 1Q09.

Value-at-Risk
The average one-day, 99% VaR was CHF 125 million in 2Q09, compared to CHF 193 million in 2Q08 and CHF 139 million in 1Q09. For further information on VaR, refer to IV – Treasury and Risk management – Risk management – Market risk.

Pre-tax return on average utilized economic capital
The pre-tax return on average utilized economic capital was 31.6% in 2Q09, compared to 5.0% in 2Q08 and 43.7% in 1Q09.
Risk-weighted assets
Risk-weighted assets in US dollars declined 10% since the end of 1Q09, and 35% since the end of 2Q08, to USD 139 billion, which included USD 26 billion in exit businesses. Risk-weighted assets in ongoing businesses of USD 113 billion were below the year-end risk-weighted assets target of USD 135 billion as of the end of 2Q09.

Significant transactions and achievements
We executed a number of significant transactions, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including Pfizer, Inc. (US pharmaceutical company), Rabobank Group (Dutch financial services provider), Wendy’s/Arby’s Group, Inc. (US restaurant company), Merck & Co., Inc. (US pharmaceutical company) and UPC Holdings BV (Dutch specialty telecommunications company).

– Equity capital markets: We executed a block trade of Barclays Plc (UK bank) stock for The International Petroleum Investment Company of Abu Dhabi, an initial public offering (IPO) for Changyou.com Ltd. (Chinese game developer), a follow-on offering for American Electric Power Company, Inc. (US electric company) and rights offerings for BlueScope Steel Ltd. (Australian steel company) and HSBC Holdings Plc (UK bank).

– Mergers and acquisitions: We advised on a number of key transactions that were announced in 2Q09, including the acquisition by BlackRock Inc. (US investment management company) of Barclays Global Investors from Barclays Plc (UK bank), the acquisition of Sun Microsystems, Inc. (US computer processing hardware company) by Oracle Corp. (US software company), the acquisition by Intel Corp. (US semiconductor manufacturer) of Wind River Systems, Inc. (US IT services provider), the acquisition by Express Scripts, Inc. (US pharmacy benefit management company) of WellPoint, Inc.’s (US health benefits company) pharmacy-benefit management unit and the acquisition by Sinopec International Petroleum Exploration and Production Company (Chinese oil and gas producer) of Addax Petroleum Corp. (Canadian oil and gas company).

Industry awards
– Credit Suisse was awarded “Best Investment Bank for 2009” by Euromoney. We were also recognized globally as “Best Emerging Markets M&A House” and received a number of regional awards in Latin America, EMEA and Asia-Pacific, which underscore the depth of our global footprint. Euromoney cited our early and aggressive risk reduction and our accelerated strategy to focus on key client businesses as important differentiators.

– Credit Suisse was awarded “Best Investment Bank” in Latin America, Russia and Switzerland and “Best Equity Bank” in Latin America by Global Finance.
– Credit Suisse was awarded “2009 US Structurer of the Year” by Structured Products.
– Credit Suisse was awarded “Best Overall Trading Group”, “Best Par Desk” and “Best Distressed Desk” by Credit Investment News in its 12th annual buyside survey. We were also awarded “Best Sales Force” and ranked number one in all four subcategories in both par and distressed loans, the first time in the survey’s 12-year history that a firm swept the number one rankings for both desks.

– Credit Suisse’s OTC document optimization project was awarded “Best Innovation in Clearing and Settlement Technology” by The Banker in its 2009 Innovation in Banking Technology Awards.
– Credit Suisse Prime Services ranked number one in Global Custodian’s benchmark annual Prime Brokerage survey. Credit Suisse earned a record 102 of 160 “Best in Class” awards, sweeping across all service areas in North America, Europe, Non-Japan Asia, firms with USD 5 billion to USD 10 billion of assets under management and firms with USD 100 million to USD 1 billion of assets under management.

Market share momentum
– Credit Suisse moved up to number two overall in prime brokerage in Europe and number one for new hedge fund launches in the latest benchmark prime brokerage survey by EuroHedge. Based on the survey data, Credit Suisse Prime Services has a 15% market share in the region as measured by assets.

– Credit Suisse was ranked the number one pan-European brokerage firm for equity trading based on commissions paid in the recently released Thomson Reuters Extel Survey.
– Credit Suisse ranked number one in quality of US equity trading coverage in a 2009 equity trading survey recently released by Greenwich Associates.
– Credit Suisse’s Advanced Execution Services (AES) was again ranked number one in algorithmic trading by Greenwich Associates, continuing to maintain its industry-leading position. AES gained further ground in the past year, increasing its lead in 2009 over the second best firm. AES was also ranked number one in “Self-Directed Electronic Trading” for US equities and in “Satisfaction with Client Service, Product Knowledge and Consultancy” for algorithmic trading.

– Credit Suisse’s overall foreign exchange trading market share ranking moved up five places to enter the top ten and its overall market share doubled in Euromoney’s FX Poll 2009. Credit Suisse’s foreign exchange e-trading market share moved up to number six from number nineteen, reflecting the success of our suite of e-commerce tools. Other notable rankings included number one in “Most Improved” in Asia, “Serving accounts of USD 10 to USD 25 billion” and “Serving Real Money accounts.”

Geographic and product expansion
– Credit Suisse commenced investment banking operations in Qatar to complement our private banking services. The expansion of our business in Qatar further strengthens our strong local presence in the Middle East, with offices in Abu Dhabi, Beirut, Cairo, Doha, Dubai, Manama and Riyadh.

– Credit Suisse launched AES in India. Credit Suisse clients can now employ a comprehensive range of algorithmic trading strategies for Indian equities, enabling them to trade more efficiently and achieve best execution.

Selected risk exposures

				end of		% change

	2Q09		1Q09	2Q08	QoQ	YoY

Origination-related positions (CHF billion) [1]

Unfunded commitments	0.3		0.2	11.0	50	(97)

Funded positions	1.0		0.5	3.0	100	(67)

Equity bridges	0.0		0.0	0.3	–	(100)

Leveraged finance	1.3	[2]	0.7	14.3	86	(91)

Commercial mortgages	6.6	[3]	7.0	15.0	(6)	(56)

Trading book-related positions (CHF billion) [4]

US subprime	0.4		0.3	1.9	33	(79)

US Alt-A	0.3		0.3	1.1	0	(73)

US prime	3.3		0.3	0.7	–	371

European/Asian	1.3		1.8	2.8	(28)	(54)

Residential mortgages and subprime CDO	5.3		2.7	6.5	96	(18)

1 Exposures shown gross. 2 Excludes an aggregate of CHF 1.8 billion of fair valued non-recourse term financing for executed transactions. Fair value gains and losses on this term financing are reflected in net valuation adjustments in leveraged finance. Excludes the impact of the PAF transaction of CHF 2.4 billion, of which CHF 1.2 billion consists primarily of leveraged finance loans and CHF 1.2 billion consists of assets underlying non-recourse financing. 3 Excludes an aggregate of CHF 1.3 billion of term financing for executed transactions, of which CHF 0.4 billion is non-recourse, and the impact of the PAF transaction of CHF 1.3 billion. 4 Exposures shown net.

Results detail
The following provides a comparison of our 2Q09 results versus 2Q08 (YoY) and versus 1Q09 (QoQ).
Net revenues
Debt underwriting
YoY: Up 4% from CHF 228 million to CHF 236 million
The increase was primarily due to higher revenues from investment grade debt issuance, as our increased global market share helped offset the impact of a decline in industry-wide issuance. In addition, we had increased revenues from ABS origination. These increases were partially offset by fee losses of CHF 22 million in our leveraged finance business, including CHF 104 million relating to high yield bonds in the Huntsman settlement. Revenues in 2Q08 included fee revenues of CHF 40 million relating to leveraged finance commitments and net valuation gains of CHF 21 million relating to collateralized debt obligations (CDO), a business we have exited.

QoQ: Up 31% from CHF 180 million to CHF 236 million
The increase was due to strong results from investment grade debt issuance driven by an increase in global market share and higher industry volumes as well as increased revenues from ABS origination. These results were partially offset by the fee losses of CHF 22 million in our leveraged finance business in 2Q09 compared to fee revenues of CHF 15 million in 1Q09.

Equity underwriting
YoY: Up 23% from CHF 245 million to CHF 301 million
The increase was driven by higher levels of industry-wide issuance and significantly improved market share. IPO issuance remained at extremely low levels, while the volume of follow-on offerings increased from 2Q08 levels.

QoQ: Up 330% from CHF 70 million to CHF 301 million
The increase was driven by significantly higher levels of industry-wide issuance and improved market share.
Advisory and other fees
YoY: Down 49% from CHF 329 million to CHF 167 million
The decrease was in line with lower levels of global industry-wide M&A activity. The global volume of announced M&A during the first half of 2009 was the lowest for a first half since 2004, and industry fees for deals completed in the quarter were the lowest since record-keeping began in 1998.

QoQ: Down 14% from CHF 194 million to CHF 167 million
The decrease was in line with lower levels of global industry-wide M&A activity.
Fixed income trading
YoY: Up from CHF 288 million to CHF 3,128 million
The increase was primarily driven by significantly higher revenues from our global rates and foreign exchange business, as well as higher revenues from our leveraged finance, emerging markets, high grade, corporate lending and US RMBS agency businesses. We had strong revenues in our European rates business compared to losses in 2Q08. In leveraged finance, strong revenues reflected net valuation gains of CHF 303 million, which included CHF 35 million of valuation reductions in connection with loans made to Huntsman in the settlement, and improved secondary trading results compared to significant losses in 2Q08, driven by net valuation reductions of CHF 434 million. Results also reflected losses from exit businesses, including net valuation reductions of CHF 307 million in CMBS and losses of CHF 339 million on hedge positions relating to other exit businesses. The average fair value of our CMBS portfolio was 56% of par as of the end of 2Q09, compared to 59% as of the end of 1Q09, with a wide variation by position. We also had lower revenues from our US RMBS non-agency and fixed income proprietary businesses. Results included CHF 335 million of net valuation gains in our RMBS and CDO businesses compared to CHF 520 million in 2Q08, and 2Q08 included valuation reductions of CHF 477 million in CMBS. Results also reflected lower net fair value losses on Credit Suisse debt of CHF 242 million compared to fair value losses of CHF 453 million in 2Q08.

QoQ: Down 21% from CHF 3,935 million to CHF 3,128 million
The decrease was primarily due to net fair value losses of CHF 242 million on Credit Suisse debt compared to fair value gains of CHF 329 million in 1Q09, and lower revenues in certain client and flow-based businesses compared to a strong 1Q09, which included market rebound revenues of approximately CHF 1.1 billion that benefited from the narrowing of credit spreads that had widened dramatically in 4Q08 and returned in 1Q09 to a more normalized relationship between the cash and synthetic markets following substantial dislocation. Revenues from our US RMBS non-agency, global rates and foreign exchange and high grade businesses were good, although lower compared to the very strong 1Q09. Results in 1Q09 included net valuation gains of CHF 413 million in our RMBS and CDO businesses. In addition, our fixed income proprietary business had lower revenues compared to 1Q09. These results were partially offset by higher net valuation gains and secondary trading revenues in our leveraged finance business and higher revenues from our emerging markets business. In addition, we had significantly lower losses in our exit businesses, primarily due to lower net valuation reductions in CMBS compared to CHF 1,401 million of valuation reductions in 1Q09.

Equity trading
YoY: Down 1% from CHF 2,253 million to CHF 2,239 million
The results reflected lower revenues from our trading strategies, fund-linked products and derivatives businesses, compared to strong results in 2Q08. These results were substantially offset by an improved performance in our convertibles business and record revenues from our prime services business, driven by higher market share and improved margins. We also had higher revenues in cash equities, particularly in Europe, due to continued improvements in market share. In addition, we had net fair value losses of CHF 27 million on Credit Suisse debt compared to fair value losses of CHF 50 million in 2Q08.

QoQ: Down 3% from CHF 2,310 million to CHF 2,239 million
The decrease reflected a decline in revenues in our fund-linked products, trading strategies, convertibles and derivatives businesses. 1Q09 included market rebound revenues of approximately CHF 200 million, primarily in derivatives and convertibles, which were driven by a reduction in market volatility and the stabilization of the convertible bond market from 4Q08. The results were substantially offset by stronger revenues in cash equities, particularly in Europe, driven by higher trading volumes and continued improvements in market share, and record revenues from our prime services business. Equity trading results also included net fair value losses on Credit Suisse debt of CHF 27 million compared to fair value gains of CHF 36 million in 1Q09.

Other
YoY: Down from CHF 362 million to CHF (60) million
The decrease was primarily due to net valuation gains of CHF 308 million on our leveraged finance bridge commitments in 2Q08 and losses from private equity investments not managed as part of Asset Management.

QoQ: Up 76% from CHF (247) million to CHF (60) million
The increase was primarily due to valuation reductions in 1Q09 on loans to various financial institutions and losses in 1Q09 from private equity investments not managed as part of Asset Management.
Provision for credit losses
YoY: Up 376% from CHF 50 million to CHF 238 million
The increase was primarily driven by provisions against loans made to a single borrower in our emerging markets business.
QoQ: Up 75% from CHF 136 million to CHF 238 million
The increase was driven by provisions against the loans made to a single borrower in our emerging markets business.
Operating expenses
Compensation and benefits
YoY: Up 14% from CHF 2,412 million to CHF 2,746 million
The increase was primarily due to the higher performance-related compensation reflecting improved risk-adjusted profitability, partially offset by lower deferred compensation from prior-year awards and lower salaries reflecting lower headcount.

QoQ: Down 6% from CHF 2,907 million to CHF 2,746 million
The decrease reflected the vesting of the remaining portion of the PAF awards in 1Q09 and lower salaries, partially offset by higher performance-related compensation.
General and administrative expenses
YoY: Up 68% from CHF 643 million to CHF 1,079 million
The increase reflected litigation charges of CHF 383 million, of which CHF 344 million related to the settlement of litigation with Huntsman Corporation. The increase also reflected a net litigation credit of CHF 134 million in 2Q08. Excluding the litigation charges in 2Q09 and the net litigation credit in 2Q08, general and administrative expenses decreased 10% compared to 2Q08, driven by a decrease in most expense categories, mainly in travel and entertainment and recruitment.

QoQ: Up 51% from CHF 713 million to CHF 1,079 million
The increase reflected the litigation charges of CHF 383 million. Excluding these litigation charges, general and administrative expenses decreased 2%, reflecting lower occupancy and events expenses, partly offset by higher legal fees and travel and entertainment expenses.

Personnel
Headcount at the end of 2Q09 was 18,800, stable from 1Q09, and down 1,600 from 2Q08.

Asset Management
In 2Q09, we recorded income before taxes of CHF 55 million. We successfully completed the sale of part of our traditional investment strategies business to Aberdeen Asset Management on July 1, 2009, reflecting a significant step in our strategy to focus on asset allocation, the Swiss businesses and alternative investment strategies.

Results

			in / end of		% change		in / end of	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Statements of operations (CHF million)

Net revenues	434	6	660	–	(34)	440	614	(28)

Provision for credit losses	0	0	0	–	–	0	0	–

Compensation and benefits	223	317	354	(30)	(37)	540	672	(20)

General and administrative expenses	127	147	142	(14)	(11)	274	282	(3)

Commission expenses	29	32	40	(9)	(28)	61	80	(24)

Total other operating expenses	156	179	182	(13)	(14)	335	362	(7)

Total operating expenses	379	496	536	(24)	(29)	875	1,034	(15)

Income/(loss) before taxes	55	(490)	124	–	(56)	(435)	(420)	4

Statement of operations metrics (%)

Non-compensation/revenue ratio	35.9	–	27.6	–	–	76.1	59.0	–

Cost/income ratio	87.3	–	81.2	–	–	198.9	168.4	–

Pre-tax income margin	12.7	–	18.8	–	–	(98.9)	(68.4)	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,429	3,477	3,006	(1)	14	3,430	3,024	13

Pre-tax return on average utilized economic capital (%) [1]	7.5	(55.1)	17.9	–	–	(24.2)	(26.4)	–

Balance sheet statistics (CHF million)

Total assets	16,557	17,240	24,834	(4)	(33)	16,557	24,834	(33)

Goodwill	1,664	1,710	2,116	(3)	(21)	1,664	2,116	(21)

Number of employees (full-time equivalents)

Number of employees	3,200	3,100	3,800	3	(16)	3,200	3,800	(16)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in		% change		in / end of	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Net revenue detail by type (CHF million)

Asset management fees	344	314	389	10	(12)	658	776	(15)

Placement fees	8	9	52	(11)	(85)	17	65	(74)

Performance fees and carried interest	11	(11)	9	–	22	0	28	(100)

Equity participations and joint ventures	74	27	115	174	(36)	101	154	(34)

Securities purchased from our money market funds	41	(21)	79	–	(48)	20	(487)	–

Investment-related gains/(losses)	(28)	(387)	57	(93)	–	(415)	48	–

Other revenues	(16)	75	(41)	–	(61)	59	30	97

Net revenues	434	6	660	–	(34)	440	614	(28)

Net revenue detail by line of business (CHF million)

Private equity	68	52	56	31	21	120	158	(24)

Real estate	53	60	66	(12)	(20)	113	137	(18)

Credit strategies	20	19	21	5	(5)	39	51	(24)

Liquid strategies [1]	48	42	62	14	(23)	90	117	(23)

Other	13	3	(4)	333	–	16	10	60

Alternative investment strategies	202	176	201	15	0	378	473	(20)

Multi-asset class solutions	110	128	187	(14)	(41)	238	378	(37)

Other	35	83	21	(58)	67	118	48	146

Traditional investment strategies	145	211	208	(31)	(30)	356	426	(16)

Equity participations and joint ventures [2]	74	27	115	174	(36)	101	154	(34)

Securities purchased from our money market funds	41	(21)	79	–	(48)	20	(487)	–

Net revenues before investment-related gains/(losses)	462	393	603	18	(23)	855	566	51

Investment-related gains/(losses)	(28)	(387)	57	(93)	–	(415)	48	–

Net revenues	434	6	660	–	(34)	440	614	(28)

Gross and net margin on assets under management (bp)

Gross margin before investment-related gains/(losses)	45	38	46	–	–	42	21	–

Gross margin	42	1	50	–	–	21	22	–

Net margin (pre-tax)	5	(47)	9	–	–	(21)	(15)	–

1 Includes multi-manager hedge funds, single-manager hedge fund strategies and index strategies. 2 Includes Asset Management Finance Corporation, Hedging-Griffo, Credit Suisse (Brazil) and Aberdeen Asset Management.

Operating environment
The operating environment continued to be challenging in 2Q09, although US, European and Asian economies showed some signs of recovery. Interest rates were stable and credit spreads narrowed. Many investors were reluctant to invest in longer-term riskier asset classes and opted for cash equivalents and gold.

During the first half of 2009, the private equity environment was characterized by significant valuation reductions and sales of distressed debt. Private equity managers continued to experience difficult capital raising conditions, as the financial environment caused institutional and individual investors to not commit investments to riskier asset classes. No significant private equity transactions were completed in 2Q09.

Hedge funds began to recover from the significant losses last year, and May was one of the industry’s best performing months. On average, hedge fund performance was 8.9% in 2Q09 and 9.5% in the first half of the year according to the HFRI Fund Weighted Composite Index compiled by Hedge Fund Research. Capital flows started to return to the hedge fund industry.

Regulatory scrutiny on investment advisors continued to be high in 2Q09, and lawmakers and regulators requested more disclosure and tighter controls around the types of deals investment advisors are offering to pension plans, and whether their strategies might pose risks for the financial system.

Equity markets demonstrated a strong recovery in 2Q09. Although emerging markets remained far below the highs they attained more than a year ago, they led the recovery in 2Q09. The Indian Nifty stock index rose 42% and both China’s CSI 300 index and Brazil’s Bovespa rose 26%. The Standard and Poor’s 500 index rose 15%.

The real estate market recovered slightly driven by fears of inflation. Several core real estate funds, which had been closed for redemptions during the early months of the financial crisis, reopened with only minor redemption pressure.

Asset-backed and mortgage-backed securities markets continued to see improved liquidity despite evidence of rising defaults, including in the commercial mortgage-backed sector.
In commodity markets, the price recovery was mainly led by increases in oil. Fears of inflation, particularly in the US, saw investors turning to commodities as a hedge, and investments in precious metals and agricultural commodities increased significantly. Chinese demand for commodities, such as oil, soybeans and certain base metals, was also a driver of the price increases.

Results summary
In 2Q09, income before taxes was CHF 55 million, compared to CHF 124 million in 2Q08. Investment-related losses were CHF 28 million, compared to gains of CHF 57 million in 2Q08, primarily reflecting unrealized losses in private equity investments in the real estate sector, partially offset by unrealized gains in credit strategies.

Net revenues were CHF 434 million, down CHF 226 million, or 34%, compared to 2Q08. Net revenues of CHF 421 million before securities purchased from our money market funds and investment-related gains/(losses) were down CHF 103 million, or 20%, compared to 2Q08. Asset management fees were CHF 344 million, down CHF 45 million, or 12%, compared to 2Q08, as average assets under management decreased 22.5% over the period. Asset management fees in alternative investment strategies increased slightly. Placement fees were CHF 8 million, down CHF 44 million, or 85%, compared to 2Q08, reflecting the difficult capital raising conditions. Performance fees and carried interest were stable compared to 2Q08. Equity participations and joint venture revenues were CHF 74 million, down CHF 41 million, or 36%, mainly due to lower performance fees from Hedging-Griffo, partially offset by a gain of CHF 21 million on shares received in connection with the closing of the first part of the Aberdeen transaction.

Total operating expenses were CHF 379 million, down CHF 157 million, or 29%, compared to 2Q08, mainly due to significantly lower compensation and benefits.
Compared to 1Q09, income before taxes increased CHF 545 million, mainly due to significantly lower investment-related losses and lower operating expenses. Net revenues before securities purchased from our money market funds and investment-related gains/(losses) were up CHF 7 million, or 2%, primarily due to higher revenues from equity participations and joint ventures, including the CHF 21 million gain from the first part of the Aberdeen transaction, mostly offset by lower gains on securities acquired from client securities lending portfolios. Total operating expenses were down CHF 117 million, or 24%, primarily due to lower compensation and benefits.

Gains on securities purchased from our money market funds were CHF 41 million, compared to CHF 79 million in 2Q08. As of the end of 2Q09, the fair value of our balance sheet exposure to securities purchased from our money market funds was CHF 531 million, down CHF 171 million, or 24%, from 1Q09. In 2Q09, we lifted out asset-backed and corporate securities with a fair value of CHF 66 million in connection with the Aberdeen transaction.

Assets under management were CHF 410.7 billion, down CHF 102.9 billion, or 20.0%, compared to 2Q08, primarily reflecting negative market performance, net asset outflows and the closure of certain US money market funds. Compared to 1Q09, assets under management increased CHF 5.0 billion, or 1.2%, mainly due to positive market performance, partially offset by net asset outflows and adverse foreign exchange-related movements. Net asset outflows in 2Q09 of CHF 4.1 billion included outflows of CHF 1.7 billion in multi-asset class solutions, CHF 1.4 billion in alternative investment strategies, CHF 0.9 billion in other traditional investment strategies and CHF 0.1 billion in equity participations and joint ventures.

Our strategy is to become the premier supplier of investment products and solutions to institutional and private clients in the areas of alternative investment strategies and multi-asset class solutions. We continued to further strengthen investment performance, reduce costs across the organization and build global distribution capabilities. We successfully closed the first part of the transaction with Aberdeen, which allows us to further focus on our core product areas. As a result of the transaction we will hold a participation in Aberdeen. The total number of shares in Aberdeen transferred to us as part of the first closing was 32.5 million, for which we recorded a gain of CHF 21 million. With the final closing of the transaction on July 1, 2009, we hold an aggregate of 240 million Aberdeen shares, or a 23.9% stake, and will recognize a gain of approximately CHF 206 million in 3Q09 on shares received in connection with the final closing.

During 2Q09 we continued to streamline the organization. We outsourced certain support processes, mainly in the finance function.
In distribution, we continued to enhance coverage of large institutional clients. We announced the formation of an investment strategies and solutions group, which will help large institutional clients develop and implement specialized investment solutions.

Results before securities purchased from our money market funds

			in		% change		in / end of	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Statements of operations (CHF million)

Net revenues before investment-related gains/(losses)	421	414	524	2	(20)	835	1,053	(21)

Investment-related gains/(losses)	(28)	(387)	57	(93)	–	(415)	48	–

Net revenues	393	27	581	–	(32)	420	1,101	(62)

Provision for credit losses	0	0	0	–	–	0	0	–

Compensation and benefits	223	317	354	(30)	(37)	540	672	(20)

Total other operating expenses	156	179	182	(13)	(14)	335	362	(7)

Total operating expenses	379	496	536	(24)	(29)	875	1,034	(15)

Income/(loss) before taxes	14	(469)	45	–	(69)	(455)	67	–

Statement of operations metrics (%)

Non-compensation/revenue ratio	39.7	–	31.3	–	–	79.8	32.9	–

Cost/income ratio	96.4	–	92.3	–	–	208.3	93.9	–

Pre-tax income margin	3.6	–	7.7	–	–	(108.3)	6.1	–

Gross and net margin on assets under management (bp)

Gross margin before investment-related gains/(losses)	41	40	40	–	–	41	39	–

Gross margin	38	3	44	–	–	20	40	–

Net margin (pre-tax)	1	(45)	3	–	–	(22)	2	–

Management believes that results before securities purchased from our money market funds is meaningful as it more appropriately reflects the performance of the ongoing business.

Gains/(losses) on securities purchased from our money market funds

			in		% change		in / end of	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Gains/(losses) (CHF million)

Realized gains/(losses)	(32)	(11)	(57)	191	(44)	(43)	(97)	(56)

Unrealized gains/(losses)	70	(22)	45	–	56	48	(559)	–

Net gains/(losses) [1]	38	(33)	(12)	–	–	5	(656)	–

Other [2,3]	3	12	91	(75)	(97)	15	169	(91)

Securities purchased from our money market funds	41	(21)	79	–	(48)	20	(487)	–

1 Includes net interest income. 2 Includes hedging gains of CHF (3) million, CHF 15 million, CHF 91 million, CHF 12 million and CHF 169 million in 2Q09, 1Q09, 2Q08, 6M09 and 6M08, respectively. 3 Includes cash infusions/(refunds) and costs associated with the closing of our money market funds of CHF (6) million, CHF 3 million and CHF (3) million in 2Q09, 1Q09 and 6M09, respectively.

Movements of securities purchased from our money market funds

	Fair value end of 1Q09	Purchased	Net gains	Sold	Matured/ restruc- tured	Foreign exchange	Fair value end of 2Q09

CP, bonds and other securities issued by (CHF million)

Structured investment vehicles	320	0	28	(55)	(2)	(16)	275

Asset-backed securities vehicles	0	44	0	0	0	0	44

Corporates	382	22	10	(194)	0	(8)	212

Total	702	66	38	(249)	(2)	(24)	531

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. The pre-tax income margin was 12.7% in 2Q09, compared to 18.8% in 2Q08. In 1Q09 the pre-tax income margin was not meaningful. The pre-tax income margin before securities purchased from our money market funds and investment-related gains/(losses) was 10.0% in 2Q09, compared to negative 2.3% in 2Q08 and negative 19.8% in 1Q09.

Net new asset growth rate
In 2Q09, the rolling four-quarter average growth rate was negative 8.4%, compared to negative 12.1% in 2Q08 and negative 8.8% in 1Q09. The annualized quarterly growth rate was negative 4.0%, compared to negative 5.1% in 2Q08 and negative 3.4% in 1Q09.

Gross margin
The gross margin on assets under management was 42 basis points in 2Q09, compared to 50 basis points in 2Q08 and 1 basis point in 1Q09. The gross margin on assets under management before securities purchased from our money market funds and investment-related gains/(losses) was 41 basis points in 2Q09, compared to 40 basis points in 2Q08 and 1Q09.

Assets under management - Asset Management

			in / end of		% change		in / end of	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Assets under management (CHF billion)

Private equity	34.5	37.9	32.5	(9.0)	6.2	34.5	32.5	6.2

Real estate	34.6	35.1	37.3	(1.4)	(7.2)	34.6	37.3	(7.2)

Credit strategies	14.6	13.5	21.6	8.1	(32.4)	14.6	21.6	(32.4)

Liquid strategies [1]	57.7	54.5	65.0	5.9	(11.2)	57.7	65.0	(11.2)

Other	2.3	2.1	3.3	9.5	(30.3)	2.3	3.3	(30.3)

Alternative investment strategies	143.7	143.1	159.7	0.4	(10.0)	143.7	159.7	(10.0)

Multi-asset class solutions	165.6	164.6	199.1	0.6	(16.8)	165.6	199.1	(16.8)

Other	82.2	81.5	130.9	0.9	(37.2)	82.2	130.9	(37.2)

Traditional investment strategies	247.8	246.1	330.0	0.7	(24.9)	247.8	330.0	(24.9)

Equity participations and joint ventures [2]	19.2	16.5	23.9	16.4	(19.7)	19.2	23.9	(19.7)

Assets under management	410.7	405.7	513.6	1.2	(20.0)	410.7	513.6	(20.0)

of which discretionary assets	353.0	347.0	443.3	1.7	(20.4)	353.0	443.3	(20.4)

of which advisory assets	57.7	58.7	70.3	(1.7)	(17.9)	57.7	70.3	(17.9)

Assets under management by currency (CHF billion)

USD	107.1	111.1	138.9	(3.6)	(22.9)	107.1	138.9	(22.9)

EUR	54.5	53.8	70.0	1.3	(22.1)	54.5	70.0	(22.1)

CHF	224.0	218.3	260.1	2.6	(13.9)	224.0	260.1	(13.9)

Other	25.1	22.5	44.6	11.6	(43.7)	25.1	44.6	(43.7)

Assets under management	410.7	405.7	513.6	1.2	(20.0)	410.7	513.6	(20.0)

Growth in assets under management (CHF billion)

Net new assets	(4.1)	(3.5)	(6.6)	–	–	(7.6)	(27.8)	–

Market movements	18.3	(12.9)	4.3	–	–	5.4	(27.0)	–

Currency	(3.2)	10.5	8.4	–	–	7.3	(20.6)	–

Other	(6.0)	0.1	(9.9)	–	–	(5.9)	(10.4)	–

Total other effects	9.1	(2.3)	2.8	–	–	6.8	(58.0)	–

Growth in assets under management	5.0	(5.8)	(3.8)	–	–	(0.8)	(85.8)	–

Growth in assets under management (annualized) (%)

Net new assets	(4.0)	(3.4)	(5.1)	–	–	(3.7)	(9.3)	–

Total other effects	9.0	(2.2)	2.2	–	–	3.3	(19.4)	–

Growth in assets under management	5.0	(5.6)	(2.9)	–	–	(0.4)	(28.7)	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	(8.4)	(8.8)	(12.1)	–	–	–	–	–

Total other effects	(11.6)	(12.8)	(10.1)	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	(20.0)	(21.6)	(22.2)	–	–	–	–	–

Principal investments (CHF billion)

Principal investments	3.7	3.9	4.1	(5.1)	(9.8)	3.7	4.1	(9.8)

Excludes assets under management relating to the sale of part of our traditional investment strategies business. Prior periods have been restated to conform to the current presentation.
1 Includes multi-manager hedge funds, single-manager hedge fund strategies and index strategies. 2 Includes Hedging-Griffo and Credit Suisse (Brazil).

Initiatives and achievements
– We launched a new multi-asset class solutions product suite of discretionary mandates to better reflect client needs and to respond to the specific challenges of the current market environment. Products include mandates based on index-driven products, such as ETFs, products that allow for more frequent rebalancing and products that facilitate client participation in day-to-day investment decisions. This new product landscape is one of the lead offerings in the structured advisory process in Private Banking.

– We launched CS Global Macro Replication Index, the second in a planned suite of alternative index replication strategies, which joins the existing Long/Short Equity Replication Index in offering exposure to two of the largest and most popular sectors in the hedge fund industry. Global macro strategies have historically ranked as the top performing sector in the industry since the inception of the CS/Tremont Hedge Fund Index in 1994.

– We announced that Asset Management and Investment Banking are collaborating to launch a broad range of ETFs globally in the second half of this year to complement our Swiss ETF franchise. ETFs have recently experienced significant inflows and trading volumes. We expect the launch of the new product range across a global platform to enable us to leverage the resources of both Asset Management and Investment Banking to bring the best products to Credit Suisse’s institutional and private clients.

– We launched an innovative set of commodity index products designed to provide clients with greater flexibility, transparency and liquidity. The product set includes a new alternative benchmark, enhanced beta, alpha and absolute return products, hybrid products combining commodity and resource equities, and discretionary strategies. Development of these products is a result of collaboration among the divisions and complements our existing total commodity return strategy, developed and managed in Asset Management since 1994.

– We obtained approval from China’s State Administration of Foreign Exchange for an investment quota of USD 200 million under the country’s Qualified Foreign Institutional Investor program. This approval, together with the qualified financial intermediary accreditation granted by the China Securities Regulatory Commission in October 2008, will enable us to launch asset management products investing in Renminbi-denominated securities.

Results detail
The following provides a comparison of our 2Q09 results versus 2Q08 (YoY) and versus 1Q09 (QoQ).
Net revenues
Net revenues before investment-related gains/(losses) include asset management fees (including fees from fund administration services), performance-based fees and carried interest, placement fees, revenues from joint ventures and strategic collaborations and realized and unrealized gains and losses on securities purchased from our money market funds. Investment-related gains/(losses) include realized and unrealized gains and losses and net interest and dividend income on investments.

Alternative investment strategies
YoY: Stable at CHF 202 million
Lower placement fees, primarily from the private funds group, and lower asset management fees in liquid strategies, were mostly offset by higher asset management fees in private equity, positive results from proprietary hedge fund positions compared to losses in 2Q08, and lower allocated funding costs.

QoQ: Up 15% from CHF 176 million to CHF 202 million
The increase was mainly due to higher performance fees and carried interest and positive results from proprietary hedge fund positions compared to losses in 1Q09, partially offset by higher allocated funding costs. 1Q09 revenues included provisions for claw-backs of carried interest.

Traditional investment strategies
YoY: Down 30% from CHF 208 million to CHF 145 million
The decrease was mainly due to lower fees resulting from lower assets under management in multi-asset class solutions across most products.
QoQ: Down 31% from CHF 211 million to CHF 145 million
The decrease was mainly due to lower realized gains on securities acquired from client securities lending portfolios. Asset management fees were stable, as a slight decline in fees from multi-asset class solutions was offset by higher fees from the Swiss advisory business.

Equity participations and joint ventures
YoY: Down 36% from CHF 115 million to CHF 74 million
The decrease was mainly due to lower performance fees from Hedging-Griffo compared to a strong 2Q08, partially offset by the CHF 21 million gain from the first part of the Aberdeen transaction.
QoQ: Up 174% from CHF 27 million to CHF 74 million
The increase was due to semi-annual performance fees from Hedging-Griffo and the Aberdeen gain.
Investment-related gains/(losses)
YoY: Down from CHF 57 million to CHF (28) million
The decrease was mainly due to unrealized losses in private equity investments, mainly in real estate, financial services, utilities and energy sector investments, mostly offset by unrealized gains in credit strategies and commodities.

QoQ: Up 93% from CHF (387) million to CHF (28) million
The increase was mainly due to lower unrealized losses in financial services, credit strategies, commodities, aerospace investments and pharmaceuticals.
Operating expenses
Compensation and benefits
YoY: Down 37% from CHF 354 million to CHF 223 million
The decrease was mainly due to lower performance-related compensation, lower deferred compensation from prior-year awards, lower severance costs and lower salaries and benefits, reflecting the reduction in headcount.

QoQ: Down 30% from CHF 317 million to CHF 223 million
The decrease was mainly due to lower deferred compensation from prior-year awards and lower performance-related compensation.
General and administrative expenses
YoY: Down 11% from CHF 142 million to CHF 127 million
The decrease was mainly due to lower professional fees as a result of higher recoveries in alternative investment strategies and lower expenses across most categories, reflecting our focus on cost control, offset in part by higher litigation provisions.

QoQ: Down 14% from CHF 147 million to CHF 127 million
The decrease was mainly due to lower non-credit-related provisions compared to CHF 22 million in 1Q09, offset in part by higher litigation provisions.
Personnel
In 2Q09, headcount was down 600 from 2Q08, mainly due to the Aberdeen transaction. Headcount was up 100 compared to 1Q09 as a result of our investment in distribution capabilities and increases in Asset Management Finance Corporation.

Overview of results and assets under management
Results
Assets under management
Results

									Private Banking			Investment Banking			Asset Management					Corporate Center				Core Results	[1]			Credit Suisse

			Wealth Management			Corporate & Retail Banking

in / end of period	2Q09	1Q09	2Q08	2Q09	1Q09	2Q08	2Q09	1Q09	2Q08	2Q09	1Q09	2Q08	2Q09	1Q09	2Q08	2Q09		1Q09		2Q08		2Q09	1Q09	2Q08		2Q09	1Q09	2Q08

Statements of operations (CHF million)

Net revenues	2,072	1,925	2,278	879	953	987	2,951	2,878	3,265	6,011	6,442	3,705	434	6	660	(786)		231		113		8,610	9,557	7,743		8,603	8,106	8,050

Provision for credit losses	(3)	2	0	75	45	(5)	72	47	(5)	238	136	50	0	0	0	0		0		0		310	183	45		310	183	45

Compensation and benefits	843	823	814	313	328	346	1,156	1,151	1,160	2,746	2,907	2,412	223	317	354	220		(47)		103		4,345	4,328	4,029		4,365	4,340	4,044

General and administrative expenses	444	335	473	189	208	225	633	543	698	1,079	713	643	127	147	142	50		122		32		1,889	1,525	1,515		1,919	1,549	1,537

Commission expenses	126	119	161	29	26	31	155	145	192	293	272	296	29	32	40	25		18		47		502	467	575		502	467	575

Total other operating expenses	570	454	634	218	234	256	788	688	890	1,372	985	939	156	179	182	75		140		79		2,391	1,992	2,090		2,421	2,016	2,112

Total operating expenses	1,413	1,277	1,448	531	562	602	1,944	1,839	2,050	4,118	3,892	3,351	379	496	536	295		93		182		6,736	6,320	6,119		6,786	6,356	6,156

Income/(loss) from continuing operations before taxes	662	646	830	273	346	390	935	992	1,220	1,655	2,414	304	55	(490)	124	(1,081)		138		(69)		1,564	3,054	1,579		1,507	1,567	1,849

Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(34)	981	300		(34)	981	300

Income from continuing operations	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		1,598	2,073	1,279		1,541	586	1,549

Income/(loss) from discontinued operations	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		13	(32)	(5)		13	(32)	(5)

Net income	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		1,611	2,041	1,274		1,554	554	1,544

Less net income/(loss) attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		40	35	59		(17)	(1,452)	329

Net income attributable to shareholders	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		1,571	2,006	1,215		1,571	2,006	1,215

Statement of operations metrics (%)

Non-compensation/revenue ratio	27.5	23.6	27.8	24.8	24.6	25.9	26.7	23.9	27.3	22.8	15.3	25.3	35.9	–	27.6	–		–		–		27.8	20.8	27.0		28.1	24.9	26.2

Cost/income ratio	68.2	66.3	63.6	60.4	59.0	61.0	65.9	63.9	62.8	68.5	60.4	90.4	87.3	–	81.2	–		–		–		78.2	66.1	79.0		78.9	78.4	76.5

Pre-tax income margin	31.9	33.6	36.4	31.1	36.3	39.5	31.7	34.5	37.4	27.5	37.5	8.2	12.7	–	18.8	–		–		–		18.2	32.0	20.4		17.5	19.3	23.0

Effective tax rate	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(2.2)	32.1	19.0		(2.3)	62.6	16.2

Income margin from continuing operations	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		18.6	21.7	16.5		17.9	7.2	19.2

Net income margin	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		18.2	21.0	15.7		18.3	24.7	15.1

Utilized economic capital and return

Average utilized economic capital (CHF million)	2,287	2,364	2,319	4,671	4,708	4,341	6,958	7,072	6,660	21,358	22,428	26,889	3,429	3,477	3,006	(849)	[2]	(1,012)	[2]	530	[2]	30,882	31,951	37,064		30,882	31,951	37,064

Pre-tax return on average utilized economic capital (%) [3]	116.9	110.6	144.6	23.4	29.4	36.0	54.1	56.6	73.8	31.6	43.7	5.0	7.5	(55.1)	17.9	–		–		–		20.9	38.9	17.6		20.1	20.3	20.5

Balance sheet statistics (CHF million)

Total assets	255,737	260,259	262,709	111,956	113,047	112,355	367,693	373,306	375,064	883,014	953,398	1,021,587	16,557	17,240	24,834	(188,171)		(202,168)		(207,276)		1,079,093	1,141,776	1,214,209		1,092,904	1,156,086	1,229,825

Net loans	71,207	71,400	79,048	104,671	105,104	101,549	175,878	176,504	180,597	67,278	60,942	54,011	–	–	–	35		64		123		243,191	237,510	234,731		243,191	237,510	234,731

Goodwill	623	611	645	181	181	181	804	792	826	7,141	7,399	6,864	1,664	1,710	2,116	–		–		–		9,609	9,901	9,806		9,609	9,901	9,806

Number of employees (full-time equivalents)

Number of employees	15,300	15,300	15,100	8,700	8,800	9,000	24,000	24,100	24,100	18,800	18,800	20,400	3,200	3,100	3,800	700		700		700		46,700	46,700	49,000		46,700	46,700	49,000

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without significant economic interest. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill.

Assets under management
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the advice is provided as well as in the segment in which the investment decisions take place. Any duplication of assets managed on behalf of other segments is eliminated at the Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
As of the end of 2Q09, assets under management from continuing operations were CHF 1,175.2 billion, up CHF 53.5 billion, or 4.8%, compared to the end of 1Q09. The increase primarily reflected favorable market movements and positive net new assets in Private Banking, partially offset by adverse foreign exchange-related movements and net asset outflows in Asset Management. Compared to the end of 2Q08, assets under management from continuing operations were down CHF 145.3 billion, or 11.0%. The decrease primarily reflected adverse market movements, net asset outflows in Asset Management and the closure of certain US money market funds.

In Private Banking, assets under management were CHF 862.2 billion, up CHF 53.5 billion, or 6.6%, compared to the end of 1Q09, and down CHF 64.6 billion, or 7.0%, compared to the end of 2Q08. In Asset Management, assets under management were CHF 410.7 billion, up CHF 5.0 billion, or 1.2%, compared to the end of 1Q09, and down CHF 102.9 billion, or 20.0%, compared to the end of 2Q08. Discontinued operations relating to the sale of part of our traditional investment strategies business in Asset Management to Aberdeen included CHF 56.8 billion of assets under management. For further information, refer to II – Results by division – Private Banking and – Asset Management.

Assets under management and client assets

				end of			% change

	2Q09	1Q09	4Q08	2Q08	QoQ	Ytd	YoY

Assets under management (CHF billion)

Wealth Management	711.7	667.0	646.0	773.5	6.7	10.2	(8.0)

Corporate & Retail Banking	150.5	141.7	142.9	153.3	6.2	5.3	(1.8)

Private Banking	862.2	808.7	788.9	926.8	6.6	9.3	(7.0)

Asset Management	410.7	405.7	411.5	513.6	1.2	(0.2)	(20.0)

Assets managed on behalf of other segments	(97.7)	(92.7)	(94.3)	(119.9)	5.4	3.6	(18.5)

Assets under management from continuing operations	1,175.2	1,121.7	1,106.1	1,320.5	4.8	6.2	(11.0)

of which discretionary assets	423.6	412.2	416.1	522.4	2.8	1.8	(18.9)

of which advisory assets	751.6	709.5	690.0	798.1	5.9	8.9	(5.8)

Discontinued operations [1]	56.8	67.5	67.9	91.4	(15.9)	(16.3)	(37.9)

Assets under management	1,232.0	1,189.2	1,174.0	1,411.9	3.6	4.9	(12.7)

Client assets (CHF billion)

Wealth Management	790.2	743.9	720.3	849.4	6.2	9.7	(7.0)

Corporate & Retail Banking	206.9	198.4	199.6	219.5	4.3	3.7	(5.7)

Private Banking	997.1	942.3	919.9	1,068.9	5.8	8.4	(6.7)

Asset Management	435.6	420.9	425.1	542.4	3.5	2.5	(19.7)

Assets managed on behalf of other segments	(97.7)	(92.7)	(94.3)	(119.9)	5.4	3.6	(18.5)

Client assets from continuing operations	1,335.0	1,270.5	1,250.7	1,491.4	5.1	6.7	(10.5)

Discontinued operations [1]	56.8	67.5	67.9	91.4	(15.9)	(16.3)	(37.9)

Client assets	1,391.8	1,338.0	1,318.6	1,582.8	4.0	5.6	(12.1)

1 Includes assets under management relating to the sale of part of our traditional investment strategies business in Asset Management. Prior periods have been restated to conform to the current presentation.

Growth in assets under management

in	2Q09	1Q09	2Q08	6M09	6M08

Growth in assets under management (CHF billion)

Wealth Management	8.5	9.0	15.4	17.5	28.9

Corporate & Retail Banking	2.2	2.4	2.0	4.6	5.6

Private Banking	10.7	11.4	17.4	22.1	34.5

Asset Management	(4.1)	(3.5)	(6.6)	(7.6)	(27.8)

Assets managed on behalf of other segments	(0.4)	0.9	0.4	0.5	(0.7)

Net new assets	6.2	8.8	11.2	15.0	6.0

Wealth Management	36.2	12.0	8.7	48.2	(94.0)

Corporate & Retail Banking	6.6	(3.6)	1.1	3.0	(9.1)

Private Banking	42.8	8.4	9.8	51.2	(103.1)

Asset Management	9.1	(2.3)	2.8	6.8	(58.0)

Assets managed on behalf of other segments	(4.6)	0.7	(0.8)	(3.9)	12.8

Other effects	47.3	6.8	11.8	54.1	(148.3)

Wealth Management	44.7	21.0	24.1	65.7	(65.1)

Corporate & Retail Banking	8.8	(1.2)	3.1	7.6	(3.5)

Private Banking	53.5	19.8	27.2	73.3	(68.6)

Asset Management	5.0	(5.8)	(3.8)	(0.8)	(85.8)

Assets managed on behalf of other segments	(5.0)	1.6	(0.4)	(3.4)	12.1

Total growth in assets under management from continuing operations	53.5	15.6	23.0	69.1	(142.3)

Total growth in assets under management from discontinued operations [1]	(10.7)	(0.4)	8.4	(11.1)	(0.5)

Total growth in assets under management	42.8	15.2	31.4	58.0	(142.8)

Growth in assets under management (annualized) (%) [2]

Wealth Management	5.1	5.6	8.2	5.4	6.9

Corporate & Retail Banking	6.2	6.7	5.3	6.4	7.1

Private Banking	5.3	5.8	7.7	5.6	6.9

Asset Management	(4.0)	(3.4)	(5.1)	(3.7)	(9.3)

Assets managed on behalf of other segments	1.7	(3.8)	(1.3)	(1.1)	1.1

Net new assets	2.2	3.2	3.5	2.7	0.8

Wealth Management	21.7	7.4	4.6	14.9	(22.4)

Corporate & Retail Banking	18.6	(10.1)	2.9	4.2	(11.6)

Private Banking	21.2	4.3	4.4	13.0	(20.7)

Asset Management	9.0	(2.2)	2.2	3.3	(19.4)

Assets managed on behalf of other segments	19.8	(3.0)	2.7	8.3	(19.4)

Other effects	16.9	2.5	3.6	9.8	(20.3)

Wealth Management	26.8	13.0	12.8	20.3	(15.5)

Corporate & Retail Banking	24.8	(3.4)	8.2	10.6	(4.5)

Private Banking	26.5	10.1	12.1	18.6	(13.8)

Asset Management	5.0	(5.6)	(2.9)	(0.4)	(28.7)

Assets managed on behalf of other segments	21.5	(6.8)	1.4	7.2	(18.3)

Total growth in assets under management	19.1	5.7	7.1	12.5	(19.5)

1 Includes assets under management relating to the sale of part of our traditional investment strategies business in Asset Management. Prior periods have been restated to conform to the current presentation. 2 Calculated based on continuing operations.

Growth in assets under management (continued)

in	2Q09	1Q09	2Q08

Growth in net new assets (rolling four-quarter average) (%) [1]

Wealth Management	4.0	5.0	5.9

Corporate & Retail Banking	5.0	5.0	6.5

Private Banking	4.2	5.0	6.0

Asset Management	(8.4)	(8.8)	(12.1)

Assets managed on behalf of other segments	(8.8)	(9.5)	1.0

Growth in net new assets	0.5	0.8	(1.3)

1 Calculated based on continuing operations.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Private Banking recorded strong net new assets of CHF 10.7 billion in 2Q09, including CHF 8.5 billion in Wealth Management with inflows in all regions. Asset Management recorded net asset outflows of CHF 4.1 billion, including outflows of CHF 2.6 billion in traditional investment strategies and CHF 1.4 billion in alternative investment strategies.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Treasury and Risk management
Treasury management
Risk management
Treasury management
We continued to conservatively manage our liquidity and funding position and our capital remained strong with a BIS tier 1 ratio of 15.5% as of the end of 2Q09.
Liquidity and funding management
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2008.

Funding sources and uses
The operating environment improved significantly during 2Q09 with funding spreads tightening significantly over the period. The Bank was able to issue significant amounts of long-term debt ahead of the 2009 funding plan. The distribution of our unsecured funding remained consistent with the distribution as of the end of 1Q09, with the majority still from client deposits and long-term debt (refer to the chart “Unsecured funding distribution”). We continue to maintain lending facilities with various central banks and to monitor closely our exposure to liquidity risk. As of the end of 2Q09, our liquid assets were stable and included CHF 133 billion of cash and securities accepted under central bank facilities. Client deposits, a particularly stable source of funds, increased CHF 13.1 billion and covered 122% of total loans outstanding as of the end of 2Q09 (refer to the chart “Funding by asset category”). We further reduced our short-term liabilities from CHF 76 billion to CHF 61 billion.

As of the end of 2008, the SNB sponsored an initiative, which does not benefit from a government guarantee, aimed at redistributing liquidity among Swiss banks. Under the initiative, borrowing banks pledge mortgage assets to the Pfandbriefbank schweizerischer Hypothekarinstitute which in turn issues covered bonds, the proceeds of which are on-lent to the borrowing banks. We participated in this program as part of our efforts to lessen our dependency on unsecured funding and reduce our overall funding costs.

Liquidity and funding policy
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative and which are described in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2008. We manage our liquidity profile at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time.

The impact of a one or two-notch downgrade in the Bank’s long-term debt ratings would result in additional collateral requirements of CHF 3.6 billion and CHF 5.1 billion, respectively, and would not be material to our liquidity and funding planning.

Debt issuances and redemptions
Our primary sources of liquidity are through consolidated entities. Our capital markets debt issuance includes issues of senior and subordinated debt in US registered offerings and medium-term note programs, euro market medium-term note programs and a samurai shelf registration statement in Japan. Substantially all of our unsecured senior debt is issued without financial covenants that could trigger an increase of our cost of financing or accelerate the maturity of the debt, including adverse changes in our credit ratings, cash flows, results of operations or financial ratios.

In 2Q09, the Bank issued CHF 4.0 billion of senior debt. The Bank also raised CHF 1.7 billion in seven tranches of covered bonds, with maturities ranging between two and ten years. Senior debt of CHF 4.5 billion and CHF 61 million of subordinated debt matured. In addition, in 2Q09 we announced that we would call two upper tier 2 issues, which reduced tier 2 capital. For information on issuance of capital securities, refer to – Capital management.

Capital management
Our consolidated BIS tier 1 ratio was 15.5% as of the end of 2Q09, compared to 14.1% as of the end of 1Q09, reflecting lower risk-weighted assets and a stable capital base.
In 2Q09, we announced that we would call two upper tier 2 notes of GBP 150 million and EUR 125 million, which settled in July 2009, and this reduced eligible regulatory capital by CHF 448 million.
Both the Group and the Bank are subject to Basel II and FINMA regulatory capital requirements, including leverage ratios of tier 1 capital to total assets. Under these requirements we must maintain by 2013 a minimum leverage ratio of 3% at the Group and Bank consolidated level and 4% at the Bank level on an unconsolidated basis. The leverage ratios for the Group and the Bank as of the end of 2Q09 were 4.0% and 3.8%, respectively. We expect the adoption of SFAS 166 and SFAS 167 will result in an increase of less than 10% to our consolidated balance sheet. For further information, refer to Note 1 – Summary of significant accounting policies in V – Condensed consolidated financial statements – unaudited.

Under FINMA requirements that impose an increase in market risk capital for every scaled VaR backtesting exception over ten in the prior rolling twelve month period, we incurred significant additional incremental capital charges on trading book market risk-weighted assets. These backtesting exceptions related to 3Q08 and 4Q08, as there were no such exceptions in 1Q09 and 2Q09. For the purposes of this charge, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variable such as interest rates, equity prices and foreign exchange rates on the previous night's positions.

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2008.

Capital structure

Lower tier 2 instruments[1] Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 2 capital
Max 50% of total eligible capital
Total eligible capital
Innovative instruments[2]
Max 15% of tier 1 capital
Other hybrid instruments[3]
Max 35% of tier 1 capital
Hybrid tier 1 instruments
Max 50% of tier 1 capital
Instruments convertible into tier 1 capital[4]
Tier 1 capital
Qualifying noncontrolling interests[5]
Shareholders' equity

Percentages refer to tier 1 and total eligible capital before capital deductions.

[1] Lower tier 2 capital will no longer qualify for regulatory capital after 2020 but can be issued through 2010.

[2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable.

[3] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment.

[4] Hybrid instruments with a pre-defined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares.

[5] Qualifying noncontrolling interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by SPEs.

Regulatory capital – Group
The improvement in the tier 1 ratio reflected a 10% decrease in risk-weighted assets and a 1% decrease in tier 1 capital, both of which were affected by a material US dollar foreign exchange translation impact.

Risk-weighted assets decreased CHF 25.9 billion to CHF 234.9 billion as of the end of 2Q09, primarily due to reductions within Investment Banking of CHF 16.6 billion equally split across credit and market risk, and the US dollar translation impact of CHF 7.4 billion. Operational risk decreased mainly as a result of the foreign exchange translation impact. For further information regarding market risk refer to Risk management – Market risk.

Tier 1 capital decreased slightly from CHF 36.7 billion as of the end of 1Q09 to CHF 36.4 billion as of the end of 2Q09. The decrease was driven by foreign exchange translation impacts, the effect of share-based compensation and an increase to a more normalized dividend accrual, partially offset by the increase in net income (excluding the impact of fair value gains or losses on Credit Suisse debt, net of tax). Total eligible capital decreased from CHF 48.7 billion to CHF 47.0 billion, primarily due to a decrease in tier 2 capital of CHF 1.3 billion, which was driven by the announced call of two upper tier 2 notes, fair value movements (excluding the impact of fair value gains or losses on Credit Suisse debt) and the regulatory amortization of lower tier 2 instruments, partially offset by a minor foreign exchange translation impact.

Our total capital ratio was 20.0% as of the end of 2Q09, compared to 18.7% as of the end of 1Q09, primarily reflecting the decrease in risk-weighted assets, which more than offset the decrease in eligible capital. For further information refer to the table “BIS Statistics”.

Shareholders’ equity
Our shareholders’ equity increased from CHF 36.0 billion as of the end of 1Q09 to CHF 36.3 billion as of the end of 2Q09. The increase was primarily due to the net income in 2Q09, offset by the effect of share-based compensation, the change in other comprehensive income, reflecting the negative impact of foreign exchange rate changes on cumulative translation adjustments, and the cash dividend payment.

BIS statistics

				Group				Bank

end of	2Q09	1Q09	4Q08	% change QoQ	2Q09	1Q09	4Q08	% change QoQ

Risk-weighted assets (CHF million)

Credit risk	168,994	183,696	180,425	(8)	158,083	173,171	169,561	(9)

Non-counterparty-related risk	7,067	7,113	6,994	(1)	6,450	6,492	6,370	(1)

Market risk	27,882	37,531	39,911	(26)	27,474	37,274	39,108	(26)

Operational risk	30,941	32,491	30,137	(5)	30,941	32,491	30,137	(5)

Risk-weighted assets	234,884	260,831	257,467	(10)	222,948	249,428	245,176	(11)

Eligible capital (CHF million)

Total shareholders' equity	36,348	36,009	32,302	1	29,896	30,146	26,868	(1)

Goodwill and intangible assets	(10,180)	(10,495)	(9,932)	(3)	(9,033)	(9,347)	(8,785)	(3)

Hybrid instruments [1]	12,575	13,004	12,140	(3)	11,977	12,412	11,897	(4)

Qualifying noncontrolling interests	1,782	1,776	1,701	0	5,010	5,226	4,860	(4)

Capital deductions 50% from tier 1	(649)	(545)	(479)	19	(603)	(538)	(484)	12

Other adjustments	(3,487)	(3,005)	(1,524)	16	(2,211)	(1,385)	(164)	60

Tier 1 capital	36,389	36,744	34,208	(1)	35,036	36,514	34,192	(4)

Upper tier 2	2,228	2,803	3,021	(21)	2,876	3,450	3,581	(17)

Lower tier 2	9,024	9,678	9,340	(7)	10,142	10,726	10,550	(5)

Capital deductions 50% from tier 2	(649)	(545)	(479)	19	(603)	(538)	(484)	12

Tier 2 capital	10,603	11,936	11,882	(11)	12,415	13,638	13,647	(9)

Total eligible capital	46,992	48,680	46,090	(3)	47,451	50,152	47,839	(5)

Capital ratios (%)

Tier 1 ratio	15.5	14.1	13.3	–	15.7	14.6	13.9	–

Total capital ratio	20.0	18.7	17.9	–	21.3	20.1	19.5	–

1 Non-cumulative perpetual preferred securities and capital notes. The FINMA has advised that Credit Suisse Group and the Bank may continue to include as tier 1 capital CHF 1.8 billion and CHF 4.6 billion, respectively, in 2Q09 (1Q09: CHF 1.8 billion and CHF 4.8 billion, respectively; 4Q08: CHF 1.8 billion and CHF 4.6 billion, respectively) of equity from special purpose entities that are deconsolidated under FIN 46(R). Hybrid tier 1 capital represented 34.0% and 33.6% of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 2Q09 (1Q09: 34.9% and 33.5%, respectively; 4Q08: 35.0% and 34.3%, respectively). Under the decree with the FINMA, a maximum of 35% of tier 1 capital can be in the form of these hybrid capital instruments.

Leverage ratio

		Group		Bank

end of	2Q09	1Q09	2Q09	1Q09

Adjusted assets (CHF billion) [1]

Total assets	1,125	1,192	1,104	1,172

Adjustments:
Assets from Swiss lending activities [2]	(136)	(135)	(113)	(112)

Cash and balances with central banks	(52)	(67)	(52)	(66)

Other	(16)	(15)	(14)	(14)

Total adjusted assets	921	975	925	980

Tier 1 capital	36.4	36.7	35.0	36.5

Leverage ratio (%)	4.0	3.8	3.8	3.7

1 Total assets are calculated as the average of the month-end values for the previous three calendar months. 2 Excludes Swiss interbank lending.

Capital

				end of			% change

	2Q09	1Q09	4Q08	2Q08	QoQ	Ytd	YoY

Shares outstanding (million)

Common shares issued	1,184.8	1,184.6	1,184.6	1,174.2	0	0	1

Second trading line treasury shares [1]	–	–	–	(49.7)	–	–	100

Other treasury shares	(13.2)	(30.0)	(20.7)	(100.8)	(56)	(36)	(87)

Treasury shares	(13.2)	(30.0)	(20.7)	(150.5)	(56)	(36)	(91)

Shares outstanding	1,171.6	1,154.6	1,163.9	1,023.7	1	1	14

Par value (CHF)

Par value	0.04	0.04	0.04	0.04	0	0	0

Shareholders' equity (CHF million)

Common shares	47	47	47	46	0	0	2

Additional paid-in capital	24,721	25,434	25,166	25,235	(3)	(2)	(2)

Retained earnings	22,173	20,786	18,780	29,957	7	18	(26)

Second trading line treasury shares, at cost	–	–	–	(4,123)	–	–	100

Other treasury shares, at cost	(554)	(948)	(752)	(5,677)	(42)	(26)	(90)

Treasury shares, at cost	(554)	(948)	(752)	(9,800)	(42)	(26)	(94)

Accumulated other comprehensive income	(10,039)	(9,310)	(10,939)	(8,590)	8	(8)	17

Total shareholders' equity	36,348	36,009	32,302	36,848	1	13	(1)

Goodwill	(9,609)	(9,901)	(9,330)	(9,806)	(3)	3	(2)

Other intangible assets	(383)	(404)	(423)	(585)	(5)	(9)	(35)

Tangible shareholders' equity [2]	26,356	25,704	22,549	26,457	3	17	0

Book value per share outstanding (CHF)

Total book value per share	31.02	31.19	27.75	35.99	(1)	12	(14)

Goodwill per share	(8.20)	(8.58)	(8.02)	(9.58)	(4)	2	(14)

Other intangible assets per share	(0.33)	(0.35)	(0.36)	(0.57)	(6)	(8)	(42)

Tangible book value per share	22.49	22.26	19.37	25.84	1	16	(13)

1 These shares were repurchased in connection with our share buyback program for subsequent cancellation upon shareholder approval. 2 Tangible shareholders' equity attributable to shareholders is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows for the consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Economic capital
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is called economic capital because it measures risks in terms of economic realities rather than regulatory or accounting rules. Economic capital is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given the institution’s target financial strength (i.e., long-term credit rating).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2008.
We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 2Q09, we implemented several key enhancements to refine the modelling of position risks. For details on the position risk enhancements, refer to Risk management – Economic capital. Within other risks, we have reduced our estimate for the impacts of certain planned methodology changes following the implementation of the position risk enhancements. Prior period balances have been restated for methodology changes in order to show meaningful trends. The total impact of methodology changes on 1Q09 economic capital was an increase of approximately CHF 514 million, or 2%, and a reduction in the economic capital coverage ratio as of 1Q09 to 136% from 138%. For more information, refer to – Capital adequacy trends.

There are a number of planned revisions to Basel II market risk over the next two years, such as an incremental charge to capture default risk on trading book assets. These changes already form part of our economic capital framework, and we do not expect material future impacts to our economic capital from these changes.

Utilized economic capital trends
Over the course of 2Q09, our utilized economic capital decreased 3% mainly due to the depreciation of the US dollar against the Swiss franc. Excluding the US dollar translation impact, utilized economic capital was stable.

For Private Banking, utilized economic capital for Corporate & Retail Banking decreased 2%, due to reductions in other risks, primarily pension risk, partially offset by higher private banking corporate & retail lending position risk. Wealth Management increased 2%, due to increased fixed income trading and private banking corporate & retail lending position risks.

For Investment Banking, utilized economic capital decreased 5%. Excluding the US dollar translation impact, utilized economic capital decreased 2%. This decrease was mainly due to reductions in position risk for emerging markets and equity trading & investments.

For Asset Management, utilized economic capital decreased 5%. Excluding the US dollar translation impact, utilized economic capital decreased 2%, mainly due to lower fixed income trading and equity trading & investments position risks.

Corporate Center negative utilized economic capital decreased 37% due to higher foreign exchange risk between economic capital resources and utilized economic capital within the other risks category.
For further information on our position risk, refer to Risk management – Key position risk trends.
Capital adequacy trends
The economic capital coverage ratio decreased two percentage points from 136% in 1Q09 to 134% in 2Q09, primarily reflecting the decrease in economic capital resources from lower economic adjustments, partially offset by lower utilized economic capital. The reduction in economic adjustments is due to a decrease in unrealized gains and losses on fair valued assets and liabilities. Our coverage ratio is within our target band of 100% to 140%.

Economic capital

					in / end of			% change

	2Q09		1Q09	4Q08	2Q08	QoQ	Ytd	YoY

Economic capital resources (CHF million)

Tier 1 capital	36,389		36,744	34,208	30,795	(1)	6	18

Economic adjustments [1]	4,412		5,948	4,804	3,974	(26)	(8)	11

Economic capital resources	40,801		42,692	39,012	34,769	(4)	5	17

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	21,956		23,118	24,123	28,614	(5)	(9)	(23)

Operational risk	2,737		2,877	2,677	2,241	(5)	2	22

Other risks [2]	5,684		5,391	5,715	6,168	5	(1)	(8)

Utilized economic capital	30,377		31,386	32,515	37,023	(3)	(7)	(18)

Economic capital coverage ratio (%)

Economic capital coverage ratio	134.3		136.0	120.0	93.9	–	–	–

Utilized economic capital by segment (CHF million)

Wealth Management	2,314		2,260	2,467	2,338	2	(6)	(1)

Corporate & Retail Banking	4,635		4,708	4,708	4,418	(2)	(2)	5

Private Banking	6,949		6,968	7,175	6,756	0	(3)	3

Investment Banking	20,768		21,947	22,909	26,707	(5)	(9)	(22)

Asset Management	3,335		3,523	3,431	3,088	(5)	(3)	8

Corporate Center [3]	(659)		(1,039)	(986)	492	(37)	(33)	–

Utilized economic capital - Credit Suisse	30,377	[4]	31,386	32,515	37,023	(3)	(7)	(18)

Average utilized economic capital by segment (CHF million)

Wealth Management	2,287		2,364	2,437	2,319	(3)	(6)	(1)

Corporate & Retail Banking	4,671		4,708	4,686	4,341	(1)	0	8

Private Banking	6,958		7,072	7,123	6,660	(2)	(2)	4

Investment Banking	21,358		22,428	26,618	26,889	(5)	(20)	(21)

Asset Management	3,429		3,477	3,647	3,006	(1)	(6)	14

Corporate Center [3]	(849)		(1,012)	(614)	530	(16)	38	–

Average utilized economic capital - Credit Suisse	30,882	[5]	31,951	36,755	37,064	(3)	(16)	(17)

Prior economic capital balances have been restated for methodology changes in order to show meaningful trends and the effects of expense risk diversification benefit which are no longer allocated to the segments, but included in the Corporate Center.
1 Includes unrealized gains and losses on fair valued assets and liabilities (excluding gains and losses from the FVOD transaction) and unrealized gains on owned real estate. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources. 2 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, diversification benefit and an estimate for the impacts of certain methodology changes planned for the remainder of 2009. 3 Includes primarily expense risk diversification benefits and foreign exchange risk between economic capital resources and utilized economic capital. 4 Includes a diversification benefit of CHF 16 million. 5 Includes a diversification benefit of CHF 14 million.

Risk management
In line with one of our key priorities, we continued to reduce risk and exposures in our exit and repositioned businesses during 2Q09. Our overall 99% position risk, measured on the basis of the economic capital model, decreased 5% compared to 1Q09. Excluding the US dollar translation impact, position risk was stable. Average one-day, 99% VaR for our trading books decreased 11% to CHF 127 million, and period-end one-day, 99% VaR decreased 13% to CHF 96 million, compared to 1Q09.

Economic capital – Position risk
Position risk, which is a component of the economic capital framework, is our core Group-wide risk management tool. It is used to assess, monitor and report risk exposures throughout the Group and represents good market practice. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon, which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Economic capital and position risk in the Credit Suisse Annual Report 2008.
We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 2Q09, we implemented several key enhancements to refine the modeling of position risks. We recalibrated spread shocks and correlations for traded loans and our residential real estate model and its parameters to reflect recent market events that were more severe than previously observed. Position risk enhancements were also made to the calculation of private banking corporate & retail lending and the modeling of equity securities borrowing within equity trading & investments. For capital management purposes, certain other changes are shown on an estimated basis in the other risks category for the methodology changes planned for the remainder of 2009. The total impact of methodology changes on 99% position risk in 1Q09 was an increase of CHF 365 million, or 3%. Prior-period balances are restated for methodology changes in order to show meaningful trends.

Position risk

				end of			% change

	2Q09	1Q09	4Q08	2Q08	QoQ	Ytd	YoY

Position risk (CHF million)

Fixed income trading [1]	1,563	1,402	2,193	2,971	11	(29)	(47)

Equity trading & investments	2,500	2,683	2,748	3,693	(7)	(9)	(32)

Private banking corporate & retail lending	2,662	2,622	2,641	2,524	2	1	5

International lending & counterparty exposures	3,684	3,874	3,298	3,873	(5)	12	(5)

Emerging markets	1,468	1,742	1,660	1,920	(16)	(12)	(24)

Real estate & structured assets [2]	2,409	2,479	2,841	3,646	(3)	(15)	(34)

Simple sum across risk categories	14,286	14,802	15,381	18,627	(3)	(7)	(23)

Diversification benefit	(2,534)	(2,453)	(2,481)	(3,291)	3	2	(23)

Position risk (99% confidence level for risk management purposes)	11,752	12,349	12,900	15,336	(5)	(9)	(23)

Position risk (99.97% confidence level for capital management purposes)	21,956	23,118	24,123	28,614	(5)	(9)	(23)

Prior balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises the real estate investments of the Group, commercial and residential real estate, ABS exposure and real estate acquired at auction.

Key position risk trends
During 2Q09, position risk for risk management purposes decreased 5% compared to the end of 1Q09, due to the depreciation of the US dollar against the Swiss franc. Excluding the US dollar translation impact, position risk decreased 1% as a result of reductions in emerging markets, primarily Latin America, and equity trading & investments due to reduced hedge fund and private equity exposures. The decreases were partially offset by increased position risk in fixed income trading due to higher foreign exchange and commodity exposures, and private banking corporate & retail lending due to higher commercial loan position risk.

Compared to the end of 2Q08, position risk for risk management purposes decreased 23%. Excluding the US dollar translation impact, position risk decreased 27%. The decreases were primarily the result of reductions in fixed income trading, due to lower traded credit exposures, in real estate & structured assets, due to lower commercial real estate exposures and decreases in equity trading & investments due to lower equity trading and hedge fund exposures. Position risk also decreased in emerging markets across all regions and in international lending & counterparty exposures due to lower leveraged finance exposures. The decreases were partially offset by increases in private banking corporate & retail lending due to higher commercial loan position risk and updated loan default and recovery parameters.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolio they were designed to hedge. Due to the varying nature and structure of hedges, these gains or losses may not perfectly offset the losses or gains on the portfolio.

Market risk
We primarily assume market risk through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. Other tools are more appropriate for modeling the impact from severe market conditions.

In 4Q08, we introduced a new scaling technique that adjusts the level of VaR to reflect sharp increases in market volatility more rapidly. The new technique (scaled VaR) adjusts VaR in cases where short-term market volatility is higher than longer-term volatility from a three year dataset. This more responsive VaR measure is an additional tool during times when market volatility rapidly increases. We monitor both VaR and scaled VaR for risk management purposes. We have approval from FINMA to use our scaled VaR model in the calculation of trading book market risk capital requirements.

In order to show the aggregate market risk in our trading books, the table entitled “Daily VaR” shows the trading-related market risk on a consolidated basis. It shows ten-day VaR adjusted to a one-day holding period and is based on a 99% confidence level. This means there is a 1-in-100 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR.

Our average one-day, 99% VaR during 2Q09 was CHF 127 million, compared to CHF 143 million during 1Q09 and CHF 193 million during 2Q08. Average VaR decreased due to an improved diversification benefit, which included the active reduction in exposure in exit and repositioned businesses over the quarter. Interest rate & credit spread risk increased compared to 1Q09, primarily reflecting higher RMBS exposures and decreased hedges. Average VaR decreased significantly from 2Q08 in most categories, reflecting our active risk reduction program. Period-end VaR as of the end of 2Q09 decreased 13% to CHF 96 million from CHF 110 million as of the end of 1Q09, and 56% from CHF 218 million as of the end of 2Q08.

In 2Q09, our average one-day, 99% scaled VaR was CHF 158 million, compared to CHF 205 million during 1Q09 and CHF 269 million during 2Q08. Period-end scaled VaR as of the end of 2Q09 decreased 17% to CHF 118 million from CHF 142 million as of the end of 1Q09, and 59% from CHF 288 million as of the end of 2Q08.

One-day, 99% VaR

in / end of period	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total VaR	Total scaled VaR

2Q09 (CHF million)

Average	157	20	20	34	(104)		127	158

Minimum	120	10	12	16	–	[1]	91	113

Maximum	222	43	27	101	–	[1]	185	229

End of period	132	12	24	59	(131)		96	118

1Q09 (CHF million)

Average	138	16	16	32	(59)		143	205

Minimum	105	11	13	18	–	[1]	110	142

Maximum	180	23	22	54	–	[1]	180	250

End of period	121	17	14	36	(78)		110	142

2Q08 (CHF million)

Average	184	21	40	56	(108)		193	269

Minimum	113	11	25	38	–	[1]	136	204

Maximum	232	29	50	90	–	[1]	272	360

End of period	186	17	36	78	(99)		218	288

1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Various techniques are used to assess the accuracy of the VaR models, including backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with VaR calculated using a one-day holding period. A backtesting exception occurs when the trading revenue loss exceeds the daily VaR estimate. We had no scaled VaR backtesting exceptions during 2Q09. The histogram entitled “Actual daily trading revenues” reflects the distribution of actual daily trading revenues during 2Q09, 1Q09 and 2Q08. The width of this distribution provides another indication of the day-to-day risk in our trading activities. For further information on the use of our scaled VaR model in the calculation of trading book market risk capital requirements, refer to Treasury management – Capital management.

We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market-making and trading activities involving banking book positions at the divisions. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product).

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 8.1 million as of the end of 2Q09, compared to a valuation increase of CHF 6.5 million as of the end of 1Q09. This larger risk sensitivity was predominantly driven by a significant reduction in credit spreads on our outstanding long-term hybrid capital issues.

Credit risk
Credit risk is the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions and may be on or off-balance sheet.

Our regular review of the creditworthiness of clients and counterparties does not depend on the accounting treatment of the asset or commitment. Adverse changes in the creditworthiness of counterparties of loans held at fair value are reflected in valuation changes reported directly in revenues, and therefore are not part of the impaired loans balance. For further information on credit risk, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk in the Credit Suisse Annual Report 2008. For further information on counterparty credit risk, refer to Note 24 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited.

The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held for sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking and, additionally in Private Banking, unused credit limits which can be revoked at our sole discretion upon notice to the client.

Credit risk

			end of		% change

	2Q09	1Q09	4Q08	QoQ	Ytd

Credit risk (CHF million)

Balance sheet
Gross loans	244,766	239,371	237,463	2	3

Loans held-for-sale	18,624	20,178	23,166	(8)	(20)

Traded loans	2,680	2,709	2,846	(1)	(6)

Derivative instruments [1]	70,623	99,680	108,620	(29)	(35)

Total balance sheet	336,693	361,938	372,095	(7)	(10)

Off-balance sheet
Loan commitments	235,966	239,140	238,128	(1)	(1)

Credit guarantees and similar instruments	6,342	6,870	7,493	(8)	(15)

Irrevocable commitments under documentary credits	4,073	4,454	4,220	(9)	(3)

Total off-balance sheet	246,381	250,464	249,841	(2)	(1)

Total credit risk	583,074	612,402	621,936	(5)	(6)

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements.

Loan exposure
Gross loans increased 2% to CHF 244.8 billion as of the end of 2Q09 compared to the end of 1Q09. In Private Banking, gross loans were stable at CHF 176.8 billion, due to a decrease in loans to financial institutions, offset in part by a slight increase in consumer loans. Gross loans in Investment Banking increased 10% to CHF 67.9 billion due to increased loans to financial institutions related to the FVOD transaction, offset in part by reduced commercial and industrial loans in the international lending portfolio. Excluding the impact of the FVOD transaction, gross loans in Investment Banking decreased 9%.

As of the end of 2Q09, gross impaired loans were CHF 2.5 billion, a decrease of 14% from the end of 1Q09, with a decrease of CHF 391 million in Investment Banking. In Private Banking, decreased non-performing loans were offset by increased potential problem loans. In Investment Banking, total non-performing loans declined to CHF 872 million and potential problem loans declined to CHF 76 million. In Investment Banking, a large portion of impaired loans is economically hedged by insurance and other risk mitigation, including credit default swaps.

We recorded a net provision for credit losses of CHF 310 million in 2Q09 compared to CHF 183 million in 1Q09, with CHF 238 million in Investment Banking and CHF 72 million in Private Banking. A majority of the provisions in Investment Banking related to loans made to a single borrower in our emerging market business. Most of the provisions in Private Banking were in the corporate and institutional loan portfolio.

Compared to 2Q08, gross loans increased CHF 8.8 billion, or 4%, mainly due to increases in loans to financial institutions in Investment Banking, partly offset by decreased loans collateralized by securities, reflecting client deleveraging in the second half of 2008, and by decreased loans to financial institutions in Private Banking. Commercial and industrial loans in the Swiss lending portfolio of Corporate & Retail Banking increased CHF 2.3 billion.

Compared to 2Q08, gross impaired loans increased CHF 745 million, or 42%, driven mainly by higher non-performing loans in Investment Banking and potential problem loans in Private Banking.
Loans

															Private Banking			Investment Banking			Other	[1]			Credit Suisse

					Wealth Management						Corporate & Retail Banking

end of	2Q09		1Q09		2Q08		2Q09		1Q09		2Q08		2Q09	1Q09	2Q08	2Q09	1Q09	2Q08	2Q09	1Q09	2Q08		2Q09	1Q09	2Q08

Loans (CHF million)

Mortgages	33,422		33,215		32,272		49,208		49,095		48,611		82,630	82,310	80,883	0	0	0	0	0	0		82,630	82,310	80,883

Loans collateralized by securities	20,228		20,229		25,783		248		250		197		20,476	20,479	25,980	0	0	0	0	0	0		20,476	20,479	25,980

Consumer finance	830		963		942		3,701		3,526		3,801		4,531	4,489	4,743	1,385	1,259	1,288	0	0	0		5,916	5,748	6,031

Consumer loans	54,480		54,407		58,997		53,157		52,871		52,609		107,637	107,278	111,606	1,385	1,259	1,288	0	0	0		109,022	108,537	112,894

Real estate	5,609		5,595		5,382		16,082		16,216		15,563		21,691	21,811	20,945	2,245	2,369	2,627	0	0	0		23,936	24,180	23,572

Commercial and industrial loans	7,820		7,636		8,970		30,471		30,908		28,169		38,291	38,544	37,139	27,590	32,475	29,329	0	0	0		65,881	71,019	66,468

Loans to financial institutions	3,433		3,903		5,743		4,545		4,681		4,670		7,978	8,584	10,413	34,335	23,427	19,058	36	64	122		42,349	32,075	29,593

Governments and public institutions	17		17		17		1,185		1,192		1,271		1,202	1,209	1,288	2,376	2,351	2,142	0	0	0		3,578	3,560	3,430

Corporate and institutional loans	16,879	[2]	17,151	[2]	20,112	[2]	52,283	[3]	52,997	[3]	49,673	[3]	69,162	70,148	69,785	66,546	60,622	53,156	36	64	122		135,744	130,834	123,063

Gross loans	71,359		71,558		79,109		105,440		105,868		102,282		176,799	177,426	181,391	67,931	61,881	54,444	36	64	122		244,766	239,371	235,957

Net (unearned income) / deferred expenses	13		14		15		11		10		29		24	24	44	(53)	(84)	(68)	(1)	0	1		(30)	(60)	(23)

Allowance for loan losses [4]	(165)		(172)		(76)		(780)		(774)		(762)		(945)	(946)	(838)	(600)	(855)	(365)	0	0	0		(1,545)	(1,801)	(1,203)

Net loans	71,207		71,400		79,048		104,671		105,104		101,549		175,878	176,504	180,597	67,278	60,942	54,011	35	64	123		243,191	237,510	234,731

Impaired loans (CHF million)

Non-performing loans	166		315		125		538		527		547		704	842	672	872	975	392	0	0	0		1,576	1,817	1,064

Non-interest-earning loans	51		50		39		240		235		253		291	285	292	0	0	0	0	0	0		291	285	292

Total non-performing and non-interest-earning loans	217		365		164		778		762		800		995	1,127	964	872	975	392	0	0	0		1,867	2,102	1,356

Restructured loans	0		0		0		0		0		0		0	0	0	7	8	38	0	0	0		7	8	38

Potential problem loans	214		72		10		350		362		362		564	434	372	76	363	3	0	0	0		640	797	375

Total other impaired loans	214		72		10		350		362		362		564	434	372	83	371	41	0	0	0		647	805	413

Gross impaired loans [4]	431		437		174		1,128		1,124		1,162		1,559	1,561	1,336	955	1,346	433	0	0	0		2,514	2,907	1,769

of which with a specific allowance	393		415		171		955		903		998		1,348	1,318	1,169	941	1,310	430	0	0	0		2,289	2,628	1,599

of which without a specific allowance	38		22		3		173		221		164		211	243	167	14	36	3	0	0	0		225	279	170

Allowance for loan losses (CHF million)

Balance at beginning of period [4]	172		165		76		774		747		802		946	912	878	855	727	308	0	0	0		1,801	1,639	1,186

Net movements recognized in statements of operations	(2)		2		2		39		37		2		37	39	4	156	79	38	0	0	0		193	118	42

Gross write-offs	(3)		(1)		(1)		(40)		(30)		(62)		(43)	(31)	(63)	(385)	(21)	2	0	0	0		(428)	(52)	(61)

Recoveries	0		0		0		9		12		16		9	12	16	5	2	6	0	0	0		14	14	22

Net write-offs	(3)		(1)		(1)		(31)		(18)		(46)		(34)	(19)	(47)	(380)	(19)	8	0	0	0		(414)	(38)	(39)

Provisions for interest	2		2		(1)		(1)		2		1		1	4	0	7	14	(1)	0	0	0		8	18	(1)

Foreign currency translation impact and other adjustments, net	(4)		4		0		(1)		6		3		(5)	10	3	(38)	54	12	0	0	0		(43)	64	15

Balance at end of period [4]	165		172		76		780		774		762		945	946	838	600	855	365	0	0	0		1,545	1,801	1,203

of which a specific allowance	142		148		51		581		587		625		723	735	676	347	598	139	0	0	0		1,070	1,333	815

of which an inherent credit loss allowance	23		24		25		199		187		137		222	211	162	253	257	226	0	0	0		475	468	388

Loan metrics (%)

Total non-performing and non-interest-earning loans / Gross loans [5]	0.3		0.5		0.2		0.7		0.7		0.8		0.6	0.6	0.5				–	–	–

Gross impaired loans / Gross loans [5]	0.6		0.6		0.2		1.1		1.1		1.1		0.9	0.9	0.7				–	–	–

Allowance for loan losses / Total non-performing and non-interest-earning loans [4]	76.0		47.1		46.3		100.3		101.6		95.3		95.0	83.9	86.9				–	–	–

Allowance for loan losses / Gross impaired loans [4]	38.3		39.4		43.7		69.1		68.9		65.6		60.6	60.6	62.7				–	–	–

The disclosure presents our lending exposure from a risk management perspective and, as such, differs from the loans presentation in Note 14 - Loans in V - Condensed consolidated financial statements - unaudited.
1 Includes Asset Management and Corporate Center. 2 Of which CHF 14,849 million, CHF 15,095 million and CHF 18,822 million were secured by financial collateral and mortgages in 2Q09, 1Q09 and 2Q08, respectively. 3 Of which CHF 33,207 million, CHF 33,527 million and CHF 28,647 million were secured by mortgages and financial and other collateral in 2Q09, 1Q09 and 2Q08, respectively. 4 Impaired loans and allowance for loan losses are on loans which are not carried at fair value. 5 A large portion of loans in Investment Banking are carried at fair value. The loan metrics for loans in Investment Banking and Credit Suisse will be included in our Financial Report 2Q09, which will be published on our website and filed with the SEC on or about August 6, 2009.

Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
On or about August 6, 2009, we will publish and file with the SEC our Financial Report 2Q09, which will include additional disclosures on:
– fair value of financial instruments;
– derivatives and hedging activities;
– investment securities; and
– transfers of financial assets and variable interest entities.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.
Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)

			in		% change		in	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Consolidated statements of operations (CHF million)

Interest and dividend income	7,768	6,931	13,060	12	(41)	14,699	25,815	(43)

Interest expense	(6,548)	(4,893)	(11,202)	34	(42)	(11,441)	(21,855)	(48)

Net interest income	1,220	2,038	1,858	(40)	(34)	3,258	3,960	(18)

Commissions and fees	3,542	2,953	4,114	20	(14)	6,495	7,958	(18)

Trading revenues	3,217	4,897	899	(34)	258	8,114	(878)	–

Other revenues	624	(1,782)	1,179	–	(47)	(1,158)	12	–

Net revenues	8,603	8,106	8,050	6	7	16,709	11,052	51

Provision for credit losses	310	183	45	69	–	493	196	152

Compensation and benefits	4,365	4,340	4,044	1	8	8,705	7,276	20

General and administrative expenses	1,919	1,549	1,537	24	25	3,468	3,106	12

Commission expenses	502	467	575	7	(13)	969	1,163	(17)

Total other operating expenses	2,421	2,016	2,112	20	15	4,437	4,269	4

Total operating expenses	6,786	6,356	6,156	7	10	13,142	11,545	14

Income/(loss) from continuing operations before taxes	1,507	1,567	1,849	(4)	(18)	3,074	(689)	–

Income tax expense/(benefit)	(34)	981	300	–	–	947	(158)	–

Income/(loss) from continuing operations	1,541	586	1,549	163	(1)	2,127	(531)	–

Income/(loss) from discontinued operations, net of tax	13	(32)	(5)	–	–	(19)	1	–

Net income/(loss)	1,554	554	1,544	181	1	2,108	(530)	–

Less net income/(loss) attributable to noncontrolling interests	(17)	(1,452)	329	(99)	–	(1,469)	403	–

Net income/(loss) attributable to shareholders	1,571	2,006	1,215	(22)	29	3,577	(933)	–

of which from continuing operations	1,558	2,038	1,220	(24)	28	3,596	(934)	–

of which from discontinued operations	13	(32)	(5)	–	–	(19)	1	–

Basic earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	1.19	1.63	1.01	(27)	18	2.82	(1.09)	–

Basic earnings/(loss) per share from discontinued operations	0.01	(0.03)	(0.01)	–	–	(0.02)	0.00	–

Basic earnings/(loss) per share	1.20	1.60	1.00	(25)	20	2.80	(1.09)	–

Diluted earnings per share (CHF)

Diluted earnings/(loss) per share from continuing operations	1.17	1.62	0.98	(28)	19	2.79	(1.09)	–

Diluted earnings/(loss) per share from discontinued operations	0.01	(0.03)	(0.01)	–	–	(0.02)	0.00	–

Diluted earnings/(loss) per share	1.18	1.59	0.97	(26)	22	2.77	(1.09)	–

Consolidated balance sheets (unaudited)

				end of			% change

	2Q09	1Q09	4Q08	2Q08	QoQ	Ytd	YoY

Assets (CHF million)

Cash and due from banks	55,278	88,039	90,035	30,949	(37)	(39)	79

Interest-bearing deposits with banks	1,865	1,482	2,012	5,419	26	(7)	(66)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	240,084	259,679	269,028	281,549	(8)	(11)	(15)

Securities received as collateral, at fair value	33,901	28,801	29,454	27,072	18	15	25

of which encumbered	22,639	17,968	16,665	18,124	26	36	25

Trading assets, at fair value	333,860	340,526	342,778	444,775	(2)	(3)	(25)

of which encumbered	102,196	89,457	69,921	108,793	14	46	(6)

Investment securities	13,918	13,932	13,823	14,246	0	1	(2)

of which encumbered	0	0	0	44	–	–	(100)

Other investments	27,015	27,328	27,002	27,687	(1)	0	(2)

Net loans	243,191	237,510	235,797	234,731	2	3	4

of which allowance for loan losses	(1,545)	(1,801)	(1,639)	(1,203)	(14)	(6)	28

Premises and equipment	6,474	6,514	6,350	6,082	(1)	2	6

Goodwill	9,609	9,901	9,330	9,806	(3)	3	(2)

Other intangible assets	383	404	423	585	(5)	(9)	(35)

Brokerage receivables	48,469	57,769	57,498	54,754	(16)	(16)	(11)

Other assets	77,820	83,183	85,797	92,170	(6)	(9)	(16)

of which encumbered	2,832	3,586	3,329	5,599	(21)	(15)	(49)

Assets of discontinued operations held-for-sale	1,037	1,018	1,023	0	2	1	–

Total assets	1,092,904	1,156,086	1,170,350	1,229,825	(5)	(7)	(11)

Consolidated balance sheets (unaudited)

				end of			% change

	2Q09	1Q09	4Q08	2Q08	QoQ	Ytd	YoY

Liabilities and equity (CHF million)

Due to banks	42,589	54,333	58,183	71,780	(22)	(27)	(41)

Customer deposits	295,349	286,703	296,986	304,158	3	(1)	(3)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	214,431	255,636	243,370	256,820	(16)	(12)	(17)

Obligation to return securities received as collateral, at fair value	33,901	28,801	29,454	27,072	18	15	25

Trading liabilities, at fair value	136,331	160,872	154,465	195,213	(15)	(12)	(30)

Short-term borrowings	10,511	9,603	10,964	12,081	9	(4)	(13)

Long-term debt	160,449	156,794	150,714	152,755	2	6	5

Brokerage payables	72,802	71,922	93,323	64,409	1	(22)	13

Other liabilities	74,875	79,915	84,798	92,700	(6)	(12)	(19)

Liabilities of discontinued operations held-for-sale	847	849	872	0	0	(3)	–

Total liabilities	1,042,085	1,105,428	1,123,129	1,176,988	(6)	(7)	(11)

Common shares	47	47	47	46	0	0	2

Additional paid-in capital	24,721	25,434	25,166	25,235	(3)	(2)	(2)

Retained earnings	22,173	20,786	18,780	29,957	7	18	(26)

Treasury shares, at cost	(554)	(948)	(752)	(9,800)	(42)	(26)	(94)

Accumulated other comprehensive income/(loss)	(10,039)	(9,310)	(10,939)	(8,590)	8	(8)	17

Total shareholders' equity	36,348	36,009	32,302	36,848	1	13	(1)

Noncontrolling interests	14,471	14,649	14,919	15,989	(1)	(3)	(9)

Total equity	50,819	50,658	47,221	52,837	0	8	(4)

Total liabilities and equity	1,092,904	1,156,086	1,170,350	1,229,825	(5)	(7)	(11)

				end of			% change

	2Q09	1Q09	4Q08	2Q08	QoQ	Ytd	YoY

Additional share information

Par value (CHF)	0.04	0.04	0.04	0.04	0	0	0

Authorized shares (million)	1,470.3	1,308.0	1,309.5	1,359.2	12	12	8

Issued shares (million)	1,184.8	1,184.6	1,184.6	1,174.2	0	0	1

Repurchased shares (million)	(13.2)	(30.0)	(20.7)	(150.5)	(56)	(36)	(91)

Shares outstanding (million)	1,171.6	1,154.6	1,163.9	1,023.7	1	1	14

Consolidated statements of changes in equity (unaudited)

						Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

6M09 (CHF million)

Balance at beginning of period	47	25,166	18,780	(752)	(10,939)	32,302	14,919	47,221	1,163,892,033	[1]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(2)	(2)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [2,3]	–	–	–	–	–	–	(187)	(187)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(1)	–	–	–	(1)	5	4	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–	–	–	–	–	905	905	–

Net income/(loss)	–	–	3,577	–	–	3,577	(1,469)	2,108	–

Gains/(losses) on cash flow hedges	–	–	–	–	104	104	–	104	–

Foreign currency translation	–	–	–	–	772	772	451	1,223	–

Unrealized gains/(losses) on securities	–	–	–	–	1	1	–	1	–

Actuarial gains/(losses)	–	–	–	–	10	10	–	10	–

Net prior service cost	–	–	–	–	13	13	–	13	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	900	900	451	1,351	–

Issuance of common shares	–	5	–	–	–	5	–	5	139,502

Sale of treasury shares	–	156	–	7,629	–	7,785	–	7,785	204,030,847

Repurchase of treasury shares	–	–	–	(8,172)	–	(8,172)	–	(8,172)	(220,210,551)

Share-based compensation, net of tax	–	(500)	–	741	–	241	–	241	23,715,181

Derivatives indexed to own shares [4]	–	(149)	–	–	–	(149)	–	(149)	–

Cash dividends paid	–	–	(184)	–	–	(184)	(42)	(226)	–

Change in scope of consolidation	–	–	–	–	–	–	(144)	(144)	–

Other	–	44	–	–	–	44	35	79	–

Balance at end of period	47	24,721	22,173	(554)	(10,039)	36,348	14,471	50,819	1,171,567,012	[5]

1 At par value CHF 0.04 each, fully paid, net of 20,743,620 treasury shares. In addition to the treasury shares, a maximum of 124,843,275 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 The split between ownership changes and not ownership changes related to fund activity are displayed under not changing ownership. 4 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the leverage element of the Incentive Share Units granted to the employees during 6M09. In accordance with EITF 00-19, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 5 At par value CHF 0.04 each, fully paid, net of 13,208,143 treasury shares. In addition to the treasury shares, a maximum of 285,534,968 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (unaudited)

						Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

6M08 (CHF million)

Balance at beginning of period	46	24,553	33,670	(9,378)	(5,692)	43,199	16,640	59,839	1,020,627,855

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(34)	(34)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(924)	(924)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	288	288	–

Net income/(loss)	–	–	(933)	–	–	(933)	403	(530)	–

Gains/(losses) on cash flow hedges	–	–	–	–	(13)	(13)	–	(13)	–

Foreign currency translation	–	–	–	–	(2,851)	(2,851)	(1,572)	(4,423)	–

Unrealized gains/(losses) on securities	–	–	–	–	(51)	(51)	–	(51)	–

Actuarial gains/(losses)	–	–	–	–	11	11	–	11	–

Net prior service cost	–	–	–	–	6	6	–	6	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(2,898)	(2,898)	(1,572)	(4,470)	–

Issuance of common shares	–	633	–	–	–	633	–	633	11,753,222

Sale of treasury shares	–	(39)	–	12,940	–	12,901	–	12,901	238,091,502

Repurchase of treasury shares	–	–	–	(13,558)	–	(13,558)	–	(13,558)	(249,978,737)

Share-based compensation, net of tax	–	196	–	196	–	392	–	392	3,248,041

Derivatives indexed to own shares	–	(108)	–	–	–	(108)	–	(108)	–

Cash dividends paid	–	–	(2,780)	–	–	(2,780)	(53)	(2,833)	–

Change in scope of consolidation	–	–	–	–	–	–	1,281	1,281	–

Other	–	–	–	–	–	–	(40)	(40)	–

Balance at end of period	46	25,235	29,957	(9,800)	(8,590)	36,848	15,989	52,837	1,023,741,883

Comprehensive income (unaudited)

			in		% change		in	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Comprehensive income (CHF million)

Net income/(loss)	1,554	554	1,544	181	1	2,108	(530)	–

Other comprehensive income/(loss), net of tax	(1,286)	2,637	1,254	–	–	1,351	(4,470)	–

Comprehensive income/(loss)	268	3,191	2,798	(92)	(90)	3,459	(5,000)	–

Comprehensive income/(loss) attributable to noncontrolling interests	(574)	(444)	751	29	–	(1,018)	(1,169)	(13)

Comprehensive income/(loss) attributable to shareholders	842	3,635	2,047	(77)	(59)	4,477	(3,831)	–

Consolidated statements of cash flows (unaudited)

		in	% change

	6M09	6M08	YoY

Operating activities of continuing operations (CHF million)

Net income/(loss)	2,108	(530)	–

Less net income/(loss) attributable to noncontrolling interests	(1,469)	403	–

Net income/(loss) attributable to shareholders	3,577	(933)	–

(Income)/loss from discontinued operations attributable to shareholders, net of tax	(19)	1	–

Income/(loss) from continuing operations attributable to shareholders	3,596	(934)	–

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	528	475	11

Provision for credit losses	493	196	152

Deferred tax provision	752	(282)	–

Share of net income from equity method investments	26	(32)	–

Trading assets and liabilities	(4,666)	44,208	–

(Increase)/decrease in other assets	20,135	(6,217)	–

Increase/(decrease) in other liabilities	(35,285)	10,977	–

Other, net	1,345	(7,998)	–

Total adjustments	(16,672)	41,327	–

Net cash provided by/(used in) operating activities of continuing operations	(13,076)	40,393	–

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(14)	(1,891)	(99)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	36,669	(10,887)	–

Purchase of investment securities	(1,187)	(512)	132

Proceeds from sale of investment securities	18	8	125

Maturities of investment securities	1,833	1,219	50

Investments in subsidiaries and other investments	(365)	(2,574)	(86)

Proceeds from sale of other investments	1,083	1,393	(22)

(Increase)/decrease in loans	5,727	(1,287)	–

Proceeds from sales of loans	376	472	(20)

Capital expenditures for premises and equipment and other intangible assets	(494)	(601)	(18)

Proceeds from sale of premises and equipment and other intangible assets	2	2	0

Other, net	63	(15)	–

Net cash provided by/(used in) investing activities of continuing operations	43,711	(14,673)	–

Consolidated statements of cash flows (unaudited) (continued)

		in	% change

	6M09	6M08	YoY

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(24,088)	(28,210)	(15)

Increase/(decrease) in short-term borrowings	6,969	(6,252)	–

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(35,051)	(17,662)	98

Issuances of long-term debt	22,430	61,476	(64)

Repayments of long-term debt	(36,150)	(40,801)	(11)

Issuances of common shares	5	633	(99)

Sale of treasury shares	7,785	12,901	(40)

Repurchase of treasury shares	(8,172)	(13,558)	(40)

Dividends paid/capital repayments	(226)	(2,833)	(92)

Other, net	(1,368)	3,685	–

Net cash provided by/(used in) financing activities of continuing operations	(67,866)	(30,621)	122

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	2,474	(2,553)	–

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	(56)	100

Net decrease in cash and due from banks (CHF million)

Net decrease in cash and due from banks	(34,757)	(7,510)	363

Cash and due from banks at beginning of period	90,035	38,459	134

Cash and due from banks at end of period	55,278	30,949	79

Supplemental cash flow information (unaudited)

		in	% change

	6M09	6M08	YoY

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	710	1,320	(46)

Cash paid for interest	11,507	22,995	(50)

Assets and liabilities sold in business divestitures

Assets sold	49	0	–

Liabilities sold	12	0	–

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2008, included in the Credit Suisse Annual Report 2008. For a description of the Group’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented, except with respect to the quantitative disclosures on fair value, derivatives and hedging activities, transfers of financial assets and variable interest entities (VIE) and investment securities. These Notes will be included in the Financial Report 2Q09 to be published on our website and filed with the SEC on or about August 6, 2009. The presentation of period over period change, the 1Q09 consolidated statements of operations and consolidated balance sheet and the 2Q08 consolidated balance sheet have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a complete description of recently adopted accounting standards, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

SFAS 165
In May 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 165, “Subsequent Events” (SFAS 165). SFAS 165 provides additional guidance on:

(i) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

(ii) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and
(iii) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date.
SFAS 165 was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of SFAS 165 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

FSP FAS 115-2 and FAS 124-2
In April 2009, the FASB issued FASB Staff Position (FSP) No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (FSP FAS 115-2 and FAS 124-2). FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in US GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.

FSP FAS 115-2 and FAS 124-2 was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP FAS 115-2 and FAS 124-2 did not have a material impact on the Group’s financial condition, results of operations or cash flows. The disclosures required by FSP FAS 115-2 and FAS 124-2 will be included in the Financial Report 2Q09 which will be published on our website and filed with the SEC on or about August 6, 2009.

SAB 111
In April 2009, the United States (US) Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 111, “Miscellaneous Accounting – Other Than Temporary Impairment of Certain Investments in Equity Securities” (SAB 111). SAB 111 addresses the guidance provided in FSP FAS 115-2 and FAS 124-2, and maintains the SEC staff’s views as to whether an impairment of an equity security is other-than-temporary.

SAB 111 was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of SAB 111 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

FSP FAS 157-4
In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value when the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP FAS 157-4). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157, “Fair Value Measurements” (SFAS 157) when the volume and level of activity for the asset or liability have significantly decreased. The FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly and has additional disclosure requirements.

FSP FAS 157-4 was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP FAS 157-4 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

FSP FAS 107-1 and APB 28-1
In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 amends SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (SFAS 107), to require disclosures for publicly traded companies about fair value of financial instruments for interim reporting periods as well as in annual financial statements.

FSP FAS 107-1 and APB 28-1 was effective for interim reporting periods ending after June 15, 2009. FSP FAS 107-1 and APB 28-1 is a disclosure standard and, as such, did not impact the Group’s financial position, results of operations or cash flows.

FSP FAS 141(R)-1
In April 2009, the FASB issued FSP No. FAS 141(R)-1 “Accounting for Assets Acquired and Liabilities assumed in a Business Combination that arises from Contingencies” (FSP FAS 141(R)-1). FSP FAS 141(R)-1 amends and clarifies SFAS No. 141 (revised 2007), “Business Combinations” (SFAS 141(R)), to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.

FSP FAS 141(R)-1 was effective for assets and liabilities arising from contingencies in business combinations from January 1, 2009. The adoption of FSP FAS 141(R)-1 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

SFAS 141(R)
In December 2007, the FASB issued SFAS 141(R). SFAS 141(R) requires an acquiring entity to recognize all assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, at their fair values as of that date.

SFAS 141(R) also requires substantial new disclosures and will change the accounting treatment for the recognition of acquisition costs, restructuring costs and in-process research and development as well as the recognition and subsequent measurement of acquired contingent liabilities.

The Group has applied SFAS 141(R) prospectively to business combinations that occurred after January 1, 2009 and there was no impact arising from the exception for income taxes that was applicable to business combinations consummated prior to January 1, 2009.

SFAS 160
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (SFAS 160). SFAS 160 amends Accounting Research Bulletin (ARB) No. 51 to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary.

SFAS 160 requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent’s equity. In addition, net income attributable to the noncontrolling interest must be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. SFAS 160 has additional disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

The Group adopted presentation and transaction guidance of SFAS 160 as of January 1, 2009.
FSP FAS 140-3
In February 2008, the FASB issued FSP No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (FSP FAS 140-3). FSP FAS 140-3 applies to a repurchasing financing, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transfer. FSP FAS 140-3 states that a transferor and transferee shall not separately account for a transfer of a financial asset and a related repurchase financing unless the two transactions have a valid and distinct business or economic purpose for being entered into separately and the repurchase financing does not result in the initial transferor regaining control over the financial asset. FSP FAS 140-3 establishes a presumption that an initial transfer and a repurchase financing are linked unless certain criteria are met. If the criteria are not met, the initial transfer is not accounted for as a sale by the transferor and the repurchase financing is accounted for as a forward contract.

The Group applied FSP FAS 140-3 to all prospective transactions as of January 1, 2009. The adoption of FSP FAS 140-3 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

SFAS 161
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), with the intent to provide users of financial statements with an enhanced understanding of: i) how and why an entity uses derivative instruments; ii) how derivative instruments and related hedge items are accounted for under SFAS 133 and its related interpretations; and iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.

SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and credit-risk-related contingent features in derivative agreements.

SFAS 161 encourages but does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In years after initial adoption, SFAS 161 requires comparative disclosures only for periods subsequent to initial adoption. SFAS 161 is a disclosure standard and, as such, will not impact the Group’s financial position, results of operations or cash flows.

The Group adopted SFAS 161 as of January 1, 2009. The disclosures required by SFAS 161 will be included in the Financial Report 2Q09 which will be published on our website and filed with the SEC on or about August 6, 2009.

FSP EITF 03-6-1
In June 2008, the FASB issued FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (FSP EITF 03-6-1). This FSP provides guidance that certain instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in computing earnings per share under the two class method described in SFAS No. 128, “Earnings Per Share.”

The Group adopted FSP EITF 03-6-1 as of January 1, 2009. All prior-period earnings per share data presented has been adjusted retrospectively to conform with the provisions of FSP EITF 03-6-1.
EITF 07-5
In June 2008, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (EITF 07-5). EITF 07-5 requires an entity to evaluate whether an equity-linked financial instrument is indexed to its own stock using a two step approach. The first step requires entities to evaluate the instrument’s contingent exercise provisions, if any. The second step requires entities to evaluate the instrument’s settlement provisions.

The Group adopted EITF 07-5 as of January 1, 2009. Adoption of EITF 07-5 did not have a material impact on the Group’s financial condition, results of operations or cash flows.
FSP FAS 132(R)-1
In December 2008, the FASB issued FSP No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The additional disclosures required by the FSP for each annual period include:

(i) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;
(ii) the major categories of plan assets;
(iii) the inputs and valuation techniques used to measure the fair value of plan assets;
(iv) the effect of fair value measurements using significant unobservable inputs, (Level 3) on changes in plan assets for the period; and
(v) significant concentrations of risk within plan assets.
The disclosure requirements of FSP FAS 132(R)-1 are required for fiscal years ending after December 15, 2009.
The Group adopted FSP FAS 132(R)-1 as of January 1, 2009. FSP FAS 132(R)-1 is a disclosure standard and, as such, did not have an impact on the Group’s financial position, results of operations or cash flows.

FSP EITF 99-20-1
In January 2009, the FASB issued FSP No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20” (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and other related guidance.

The Group adopted FSP EITF 99-20-1 on December 31, 2008. The adoption of FSP EITF 99-20-1 did not have an impact on the Group’s financial condition, results of operations or cash flows.
FSP FAS 140-4 and FIN 46(R)-8
In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities” (FSP FAS 140-4 and FIN 46(R)-8). FSP FAS 140-4 and FIN 46(R)-8 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140), to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation (FIN) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” (FIN 46(R)), to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs.

The Group adopted the disclosure requirements of FSP FAS 140-4 and FIN 46(R)-8 on December 31, 2008. The disclosures required by FSP FAS 140-4 and FIN 46(R)-8 will be included in the Financial Report 2Q09 which will be published on our website and filed with the SEC on or about August 6, 2009.

FSP FAS 157-3
In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP FAS 157-3). FSP FAS 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of FSP FAS 157-3 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

FSP FAS 133-1 and FIN 45-4
In September 2008, the FASB issued FSP No. FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 applies to credit derivatives within the scope of SFAS 133, hybrid instruments that have embedded credit derivatives, and guarantees within the scope of FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34” (FIN 45).

FSP FAS 133-1 and FIN 45-4 amends SFAS 133 to require sellers of credit derivatives to disclose information about credit derivatives and hybrid instruments that have embedded credit derivatives. These disclosures include the nature and term of the credit derivative, the maximum potential of future payments the seller could be required to make under the credit derivative, the fair value of the credit derivative and the nature of any recourse provisions that would enable the seller to recover from third parties any amounts paid under the credit derivative.

FSP FAS 133-1 and FIN 45-4 also amends FIN 45 to include the status of the payment and performance risk of the guarantee.
The Group adopted the disclosure requirements of FSP FAS 133-1 and FIN 45-4 on December 31, 2008. The disclosures required by FSP FAS 133-1 and FIN 45-4 will be included in the Financial Report 2Q09 which will be published on our website and filed with the SEC on or about August 6, 2009.

Standards to be adopted in future periods
SFAS 166
In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140” (SFAS 166). SFAS 166 requires additional disclosures about the transfer of financial assets, including securitization transactions, and continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity”. SFAS 166 also changes the requirements for derecognizing financial assets.

SFAS 166 is effective for annual reporting periods that begin after November 15, 2009 (that is, beginning January 1, 2010 for the Group), and for interim and annual reporting periods thereafter. The Group is currently evaluating the impact of adopting SFAS 166.

SFAS 167
In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167). SFAS 167 amends FASB Interpretation No. 46 and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under this newly issued standard, the determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impacts the other entity’s economic performance.

SFAS 167 is effective for annual reporting periods that begin after November 15, 2009 (that is, beginning January 1, 2010 for the Group), and for interim and annual reporting periods thereafter. The Group is currently evaluating the impact of adopting SFAS 167.

SFAS 168
In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” (SFAS 168). SFAS 168 establishes the Codification as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. All guidance contained in the Codification carries an equal level of authority.

SFAS 168 is effective for financial statements issued for interim and annual reporting periods ending after September 15, 2009. The Group adopted SFAS 168 as of July 1, 2009. The adoption of SFAS 168 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Note 2 Business developments
For further information on divestitures, refer to Note 3 – Discontinued operations.
There were no significant acquisitions in 2009.

Note 3 Discontinued operations
On December 31, 2008 the Group signed an agreement to sell part of its traditional investment strategies business in Asset Management to Aberdeen. The business sold to Aberdeen generated net revenues of CHF 13 million, CHF 43 million and CHF 87 million and income/(loss) from discontinued operations, net of tax of CHF 13 million, CHF (32) million and CHF (5) million, respectively, in 2Q09, 1Q09 and 2Q08. 2Q09 revenues included CHF 56 million of valuation reductions on asset-backed and corporate securities lifted out in connection with the Aberdeen transaction. The gain on disposal of CHF 75 million in 2Q09 represents gains from the deconsolidation of subsidiaries and includes primarily valuation gains of CHF 21 million on Aberdeen shares received as part of the first closing and the effect of a decrease in net assets transferred to Aberdeen. The business had total assets of CHF 1.0 billion and total liabilities of CHF 0.8 billion as of the end of 2Q09. The results of operations of the business sold have been reflected in income/(loss) from discontinued operations in the consolidated statements of operations for all periods presented. The assets and liabilities of the business sold have been presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, in the consolidated balance sheet beginning in 4Q08. Assets and liabilities are reclassified as held-for-sale in the period in which the disposal determination is made, and prior periods are not reclassified.

The transaction with Aberdeen included a first closing for the sale of the respective businesses in Australia, Singapore and Hong Kong on May 1, 2009 and a final closing for the sale of the remainder of the businesses on July 1, 2009. In return for the sale of these businesses, the Group acquired 32.5 million Aberdeen shares at the first closing and 207.5 million shares at the second closing, resulting in a total interest in Aberdeen of 23.9% as of July 1, 2009.

Income/(loss) from discontinued operations

			in		% change		in	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Income/(loss) from discontinued operations (CHF million)

Net revenues	13	43	87	(70)	(85)	56	180	(69)

Total expenses	(74)	(86)	(94)	(14)	(21)	(160)	(179)	(11)

Income/(loss) from discontinued operations before taxes	(61)	(43)	(7)	42	–	(104)	1	–

Gain on disposal [1]	75	–	–	–	–	75	–	–

Income tax expense/(benefit)	1	(11)	(2)	–	–	(10)	–	–

Income/(loss) from discontinued operations, net of tax	13	(32)	(5)	–	–	(19)	1	–

1 Represents net gains from the deconsolidation of subsidiaries in 2Q09 and 6M09, respectively. The Group did not retain any investment in the former subsidiaries.

Note 4 Segment reporting
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology.

The segment information reflects the Group’s reportable segments as follows:
– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients. It provides access to a wide range of investment classes, building on its global strengths in alternative investments and traditional investment strategies.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Noncontrolling interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as noncontrolling interests without significant economic interest. The consolidation of these entities does not affect net income attributable to shareholders as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as noncontrolling interests. In addition, our tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
Credit Suisse centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. The Group’s funds transfer pricing system is designed to allocate to its businesses funding costs in a way that incentivizes their efficient use of funding. The Group’s funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, the Group’s businesses are also credited to the extent they provide long-term stable funding.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income/(loss) before taxes

			in		% change		in	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Net revenues (CHF million)

Private Banking	2,951	2,878	3,265	3	(10)	5,829	6,620	(12)

Investment Banking	6,011	6,442	3,705	(7)	62	12,453	3,202	289

Asset Management	434	6	660	–	(34)	440	614	(28)

Corporate Center	(786)	231	113	–	–	(555)	233	–

Noncontrolling interests without significant economic interest	(7)	(1,451)	307	(100)	–	(1,458)	383	–

Net revenues	8,603	8,106	8,050	6	7	16,709	11,052	51

Income/(loss) from continuing operations before taxes (CHF million)

Private Banking	935	992	1,220	(6)	(23)	1,927	2,544	(24)

Investment Banking	1,655	2,414	304	(31)	444	4,069	(3,119)	–

Asset Management	55	(490)	124	–	(56)	(435)	(420)	4

Corporate Center	(1,081)	138	(69)	–	–	(943)	(7)	–

Noncontrolling interests without significant economic interest	(57)	(1,487)	270	(96)	–	(1,544)	313	–

Income/(loss) from continuing operations before taxes	1,507	1,567	1,849	(4)	(18)	3,074	(689)	–

Total assets

				end of			% change

	2Q09	1Q09	4Q08	2Q08	QoQ	Ytd	YoY

Total assets (CHF million)

Private Banking	367,693	373,306	374,771	375,064	(2)	(2)	(2)

Investment Banking	883,014	953,398	976,713	1,021,587	(7)	(10)	(14)

Asset Management	16,557	17,240	21,580	24,834	(4)	(23)	(33)

Corporate Center	(188,171)	(202,168)	(217,147)	(207,276)	(7)	(13)	(9)

Noncontrolling interests without significant economic interest	13,811	14,310	14,433	15,616	(3)	(4)	(12)

Total assets	1,092,904	1,156,086	1,170,350	1,229,825	(5)	(7)	(11)

Note 5 Net interest income
			in		% change		in	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Net interest income (CHF million)

Loans	1,628	1,711	2,165	(5)	(25)	3,339	4,528	(26)

Investment securities	66	96	163	(31)	(60)	162	329	(51)

Trading assets	4,612	3,135	5,558	47	(17)	7,747	10,155	(24)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	843	1,167	3,371	(28)	(75)	2,010	7,294	(72)

Other	619	822	1,803	(25)	(66)	1,441	3,509	(59)

Interest and dividend income	7,768	6,931	13,060	12	(41)	14,699	25,815	(43)

Deposits	(778)	(1,061)	(2,477)	(27)	(69)	(1,839)	(5,730)	(68)

Short-term borrowings	(66)	(78)	(128)	(15)	(48)	(144)	(298)	(52)

Trading liabilities	(3,511)	(1,337)	(3,579)	163	(2)	(4,848)	(5,157)	(6)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(778)	(798)	(3,249)	(3)	(76)	(1,576)	(7,161)	(78)

Long-term debt	(1,285)	(1,355)	(1,180)	(5)	9	(2,640)	(2,183)	21

Other	(130)	(264)	(589)	(51)	(78)	(394)	(1,326)	(70)

Interest expense	(6,548)	(4,893)	(11,202)	34	(42)	(11,441)	(21,855)	(48)

Net interest income	1,220	2,038	1,858	(40)	(34)	3,258	3,960	(18)

Note 6 Commissions and fees
			in		% change		in	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Commissions and fees (CHF million)

Lending business	256	302	255	(15)	0	558	481	16

Investment and portfolio management	1,004	1,017	1,460	(1)	(31)	2,021	2,831	(29)

Other securities business	36	45	55	(20)	(35)	81	110	(26)

Fiduciary	1,040	1,062	1,515	(2)	(31)	2,102	2,941	(29)

Underwriting	743	243	471	206	58	986	662	49

Brokerage	1,108	906	1,222	22	(9)	2,014	2,580	(22)

Underwriting and brokerage	1,851	1,149	1,693	61	9	3,000	3,242	(7)

Other customer services	395	440	651	(10)	(39)	835	1,294	(35)

Commissions and fees	3,542	2,953	4,114	20	(14)	6,495	7,958	(18)

Note 7 Other revenues
			in		% change		in	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Other revenues (CHF million)

Noncontrolling interests without significant economic interest	(45)	(1,509)	249	(97)	–	(1,554)	280	–

Loans held-for-sale	(49)	(85)	321	(42)	–	(134)	(469)	(71)

Long-lived assets held-for-sale	5	1	3	400	67	6	7	(14)

Equity method investments	22	14	12	57	83	36	32	13

Other investments	511	(332)	436	–	17	179	(60)	–

Other	180	129	158	40	14	309	222	39

Other revenues	624	(1,782)	1,179	–	(47)	(1,158)	12	–

Note 8 Provision for credit losses
			in		% change		in	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Provision for credit losses (CHF million)

Allowance for loan losses	193	118	42	64	360	311	70	344

Provisions for lending-related and other exposures	117	65	3	80	–	182	126	44

Provision for credit losses	310	183	45	69	–	493	196	152

Note 9 Compensation and benefits
			in		% change		in	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Compensation and benefits (CHF million)

Salaries and variable compensation	3,933	3,865	3,625	2	8	7,798	6,472	20

Social security	291	285	235	2	24	576	428	35

Other	141	190	184	(26)	(23)	331	376	(12)

Compensation and benefits	4,365	4,340	4,044	1	8	8,705	7,276	20

Note 10 General and administrative expenses
			in		% change		in	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

General and administrative expenses (CHF million)

Occupancy expenses	300	294	279	2	8	594	552	8

IT, machinery, etc.	291	294	280	(1)	4	585	540	8

Provisions and losses	447	128	(99)	249	–	575	(39)	–

Travel and entertainment	101	97	151	4	(33)	198	297	(33)

Professional services	409	358	518	14	(21)	767	981	(22)

Amortization and impairment of other intangible assets	11	10	16	10	(31)	21	34	(38)

Other	360	368	392	(2)	(8)	728	741	(2)

General and administrative expenses	1,919	1,549	1,537	24	25	3,468	3,106	12

Note 11 Earnings per share
					in		% change			in		% change

	2Q09	[1]	1Q09	[1]	2Q08	QoQ	YoY	6M09	[1]	6M08		YoY

Net income attributable to shareholders (CHF million)

Income/(loss) from continuing operations	1,558		2,038		1,220	(24)	28	3,596		(934)		–

Income/(loss) from discontinued operations, net of tax	13		(32)		(5)	–	–	(19)		1		–

Net income/(loss) attributable to shareholders	1,571		2,006		1,215	(22)	29	3,577		(933)		–

Preferred securities dividends	(67)		–		–	–	–	(67)		–		–

Net income/(loss) attributable to shareholders for basic earnings per share	1,504		2,006		1,215	(25)	24	3,510		(933)		–

Available for common shares	1,411		1,875		1,034	(25)	36	3,288		(1,115)		–

Available for unvested share-based payment awards	93		131		181	(29)	(49)	222		182		22

Net income/(loss) attributable to shareholders for diluted earnings per share	1,504		2,006		1,215	(25)	24	3,510		(933)		–

Available for common shares	1,413		1,875		1,034	(25)	37	3,290		(1,115)		–

Available for unvested share-based payment awards	91		131		181	(31)	(50)	220		182		21

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,173.8		1,171.3		1,029.0	0	14	1,172.6		1,026.5		14

Dilutive share options and warrants	5.8		5.1		6.8	14	(15)	5.5		0.0		–

Dilutive share awards	17.7		0.0		25.8	–	(31)	8.8		0.0		–

Weighted-average shares outstanding for diluted earnings per share available for common shares [2]	1,197.3		1,176.4		1,061.6	2	13	1,186.9		1,026.5	[3]	16

Weighted-average shares outstanding for basic earnings per share available for unvested share- based payment awards	78.3		80.6		79.7	(3)	(2)	79.4		73.4		8

Weighted-average shares outstanding for diluted earnings per share available for unvested share- based payment awards	78.3		80.6		79.7	(3)	(2)	79.4		73.4		8

Basic earnings per share available for common shares (CHF)

Basic earnings/(loss) per share from continuing operations	1.19		1.63		1.01	(27)	18	2.82		(1.09)		–

Basic earnings/(loss) per share from discontinued operations	0.01		(0.03)		(0.01)	–	–	(0.02)		0.00		–

Basic earnings/(loss) per share available for common shares	1.20		1.60		1.00	(25)	20	2.80		(1.09)		–

Diluted earnings per share available for common shares (CHF)

Diluted earnings/(loss) per share from continuing operations	1.17		1.62		0.98	(28)	19	2.79		(1.09)		–

Diluted earnings/(loss) per share from discontinued operations	0.01		(0.03)		(0.01)	–	–	(0.02)		0.00		–

Diluted earnings/(loss) per share available for common shares	1.18		1.59		0.97	(26)	22	2.77		(1.09)		–

1 The Group adopted FSP EITF 03-6-1 as of January 1, 2009. All prior-period earnings per share data presented has also been adjusted retrospectively to conform with the provisions of FSP EITF 03-6-1. For further information refer to Note 1 – Summary of significant accounting policies. 2 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 54.2 million, 65.3 million, 63.3 million, 59.7 million and 62.7 million for 2Q09, 1Q09, 2Q08, 6M09 and 6M08, respectively. 3 Due to the net loss in 6M08, 7.9 million, weighted-average share options and warrants outstanding and 26.0 million, weighted-average share awards outstanding, were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Note 12 Trading assets and liabilities
				end of			% change

	2Q09	1Q09	4Q08	2Q08	QoQ	Ytd	YoY

Trading assets (CHF million)

Debt securities	176,843	167,633	153,259	176,406	5	15	0

Equity securities [1]	75,495	59,914	73,145	146,806	26	3	(49)

Derivative instruments [2]	69,333	97,762	105,275	100,639	(29)	(34)	(31)

Other	12,189	15,217	11,099	20,924	(20)	10	(42)

Trading assets	333,860	340,526	342,778	444,775	(2)	(3)	(25)

Trading liabilities (CHF million)

Short positions	74,577	75,570	60,016	120,279	(1)	24	(38)

Derivative instruments [2]	61,754	85,302	94,449	74,934	(28)	(35)	(18)

Trading liabilities	136,331	160,872	154,465	195,213	(15)	(12)	(30)

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments

				end of			% change

	2Q09	1Q09	4Q08	2Q08	QoQ	Ytd	YoY

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	41,725	52,005	51,737	19,283	(20)	(19)	116

Receivables not netted [1]	15,975	19,296	16,994	13,092	(17)	(6)	22

Total	57,700	71,301	68,731	32,375	(19)	(16)	78

Cash collateral payables (CHF million)

Payables netted against derivative positions	30,855	33,891	36,176	16,889	(9)	(15)	83

Payables not netted [1]	19,775	25,909	27,699	36,664	(24)	(29)	(46)

Total	50,630	59,800	63,875	53,553	(15)	(21)	(5)

1 Recorded as cash collateral on derivative instruments in Note 15 - Other assets and liabilities.

Note 13 Investment securities
The required disclosures for investment securities will be included in the Financial Report which will be published on our website and filed with the SEC on or about August 6, 2009.
Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No impairment charges were recorded as the Group does not intend to sell the investments and there is no indication that it will have to sell the investments before the recovery of their amortized cost bases.

Note 14 Loans
				end of			% change

	2Q09	1Q09	4Q08	2Q08	QoQ	Ytd	YoY

Loans (CHF million)

Banks	85	60	1	1	42	–	–

Commercial	44,978	44,785	44,370	43,199	0	1	4

Consumer	88,370	87,397	86,911	87,862	1	2	1

Public authorities	1,102	1,101	1,092	1,171	0	1	(6)

Lease financings	2,600	2,549	2,532	2,491	2	3	4

Switzerland	137,135	135,892	134,906	134,724	1	2	2

Banks	7,485	8,247	8,440	9,650	(9)	(11)	(22)

Commercial	76,636	71,113	70,384	64,087	8	9	20

Consumer	19,763	20,294	20,116	24,182	(3)	(2)	(18)

Public authorities	2,476	2,459	2,319	2,259	1	7	10

Lease financings	1,271	1,366	1,298	1,055	(7)	(2)	20

Foreign	107,631	103,479	102,557	101,233	4	5	6

Gross loans	244,766	239,371	237,463	235,957	2	3	4

Net (unearned income)/deferred expenses	(30)	(60)	(27)	(23)	(50)	11	30

Allowance for loan losses	(1,545)	(1,801)	(1,639)	(1,203)	(14)	(6)	28

Net loans	243,191	237,510	235,797	234,731	2	3	4

Impaired loan portfolio (CHF million)

Gross impaired loans	2,514	2,907	2,725	1,769	(14)	(8)	42

of which loans with a specific allowance	2,289	2,628	2,533	1,599	(13)	(10)	43

of which loans without a specific allowance	225	279	192	170	(19)	17	32

			in		% change		in	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Allowance for loan losses (CHF million)

Balance at beginning of period	1,801	1,639	1,186	10	52	1,639	1,234	33

Net movements recognized in statements of operations	193	118	42	64	360	311	70	344

Gross write-offs	(428)	(52)	(61)	–	–	(480)	(131)	266

Recoveries	14	14	22	0	(36)	28	58	(52)

Net write-offs	(414)	(38)	(39)	–	–	(452)	(73)	–

Provisions for interest	8	18	(1)	(56)	–	26	4	–

Foreign currency translation impact and other adjustments, net	(43)	64	15	–	–	21	(32)	–

Balance at end of period	1,545	1,801	1,203	(14)	28	1,545	1,203	28

of which a specific allowance	1,070	1,333	815	(20)	31	1,070	815	31

of which an inherent credit loss allowance	475	468	388	1	22	475	388	22

Note 15 Other assets and liabilities
				end of			% change

	2Q09	1Q09	4Q08	2Q08	QoQ	Ytd	YoY

Other assets (CHF million)

Cash collateral on derivative instruments	15,975	19,296	16,994	13,092	(17)	(6)	22

Cash collateral on non-derivative transactions	2,435	3,122	3,152	3,238	(22)	(23)	(25)

Derivative instruments used for hedging	1,290	1,918	3,345	1,283	(33)	(61)	1

Assets held-for-sale	18,760	20,336	23,330	38,974	(8)	(20)	(52)

of which loans	18,624	20,178	23,166	38,700	(8)	(20)	(52)

of which real estate	119	141	164	247	(16)	(27)	(52)

Interest and fees receivable	6,514	6,902	7,515	8,127	(6)	(13)	(20)

Deferred tax assets	10,281	10,878	10,627	5,824	(5)	(3)	77

Prepaid expenses	1,398	1,599	533	554	(13)	162	152

Failed purchases	140	136	2,045	2,225	3	(93)	(94)

Other	21,027	18,996	18,256	18,853	11	15	12

Other assets	77,820	83,183	85,797	92,170	(6)	(9)	(16)

Other liabilities (CHF million)

Cash collateral on derivative instruments	19,775	25,909	27,699	36,664	(24)	(29)	(46)

Cash collateral on non-derivative transactions	481	1,465	1,333	2,433	(67)	(64)	(80)

Derivative instruments used for hedging	934	1,010	359	301	(8)	160	210

Provisions [1]	1,885	2,056	1,802	1,847	(8)	5	2

of which off-balance sheet risk	637	581	484	375	10	32	70

Interest and fees payable	8,048	8,494	9,629	10,703	(5)	(16)	(25)

Current tax liabilities	2,457	1,692	1,902	2,557	45	29	(4)

Deferred tax liabilities	898	1,188	857	981	(24)	5	(8)

Failed sales	9,068	7,630	9,251	11,669	19	(2)	(22)

Other	31,329	30,471	31,966	25,545	3	(2)	23

Other liabilities	74,875	79,915	84,798	92,700	(6)	(12)	(19)

1 Includes provisions for bridge commitments.

Note 16 Long-term debt
				end of			% change

	2Q09	1Q09	4Q08	2Q08	QoQ	Ytd	YoY

Long-term debt (CHF million)

Senior	133,748	130,870	125,081	132,978	2	7	1

Subordinated	26,701	25,924	25,633	19,777	3	4	35

Long-term debt	160,449	156,794	150,714	152,755	2	6	5

Note 17 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service cost	Accumu- lated other compre- hensive income

6M09 (CHF million)

Balance at beginning of period	(145)	(8,211)	63	(2,543)	(103)	(10,939)

Increase/(decrease)	31	751	3	0	0	785

Increase due to equity method investments	72	0	0	0	0	72

Reclassification adjustments, included in net income	1	21	(2)	10	13	43

Balance at end of period	(41)	(7,439)	64	(2,533)	(90)	(10,039)

6M08 (CHF million)

Balance at beginning of period	(74)	(4,661)	116	(942)	(131)	(5,692)

Increase/(decrease)	1	(2,851)	(59)	(3)	(8)	(2,920)

Decrease due to equity method investments	(14)	0	0	0	0	(14)

Reclassification adjustments, included in net income	0	0	8	14	14	36

Balance at end of period	(87)	(7,512)	65	(931)	(125)	(8,590)

Note 18 Tax
The effective tax rate on income from continuing operations was (2.3)% in 2Q09. The negative effective tax rate primarily reflected a tax benefit of CHF 396 million due to foreign exchange translation gains relating to deferred tax assets recorded in UK entities under enacted UK tax law and denominated in British pounds, which differs from the US dollar functional currency of the reporting entities. In addition, the effective tax rate included the impact of the geographical mix of results.

Net deferred tax assets were CHF 9,383 million as of the end of 2Q09, an overall net reduction of CHF 307 million, including foreign exchange translation impacts. Foreign exchange translation impacts consist of foreign exchange losses of CHF 363 million, which are included within the currency translation adjustment recorded in AOCI, and a tax benefit of CHF 396 million foreign exchange gains relating to the deferred tax asset in the UK entities.

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 207 million in unrecognized tax benefits within 12 months of the reporting date.

The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2005; Switzerland – 2004; the US – 1999; and the UK – 1997.

Note 19 Employee share-based compensation and other compensation benefits
Payment of share-based compensation and other compensation benefits is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, share-based compensation and other compensation benefits are solely at the discretion of the Group. For further information on share-based compensation plans and the related fair value assumptions, refer to Note 27 – Employee share-based compensation and other compensation benefits in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

Total compensation expense for share-based compensation and other awards recognized in compensation and benefits in the consolidated statements of operations was CHF 1,847 million and CHF 1,772 million in 6M09 and 6M08, respectively. As of June 30, 2009, the total estimated unrecognized compensation expense of CHF 2,982 million related to non-vested share-based compensation and other compensation benefits will be recognized over the remaining weighted-average requisite service period of 1.7 years.

The Group generally repurchases its own shares in the open market to satisfy obligations in connection with share-based compensation, but it can also issue new shares out of available conditional capital. In 6M09 and 6M08, the Group delivered approximately 23.9 million and 14.9 million Credit Suisse Group shares (Group shares), respectively, to employees.

Share-based compensation
Incentive Share Unit
Since 2006, the Group has issued Incentive Share Units (ISUs) as the main form of share-based deferred variable compensation. An ISU is a unit that is similar to shares, but offers additional upside depending on the development of the Group share price.

The compensation expense recognized in 6M09 and 6M08 related to ISUs was CHF 889 million and CHF 1,225 million, respectively. The estimated unrecognized compensation expense related to these awards as of June 30, 2009 was CHF 1,647 million and will be recognized over the term of the award, subject to early retirement rules.

Incentive Share Unit activities

in	6M09	6M08

Number of awards (million)

Balance at beginning of period	59.8	25.4

Granted	26.1	47.0

Settled	(23.8)	(8.8)

Forfeited	(0.2)	(0.5)

Balance at end of period	61.9	63.1

of which vested	1.6	0.3

of which unvested	60.3	62.8

Performance Incentive Plan
As part of its annual variable compensation process for 2004 and 2005, the Group granted performance incentive plan share units (PIP units) during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of registered Group shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings performance as compared to predefined targets; and ii) Group share price performance compared to predefined targets and Group share price performance relative to peers.

The compensation (income)/expense recognized in 6M09 and 6M08 related to PIP I and PIP II was CHF (16) million and CHF 169 million, respectively. The income recognized in 6M09 reflected claw-backs. The estimated unrecognized compensation expense related to PIP I and PIP II as of June 30, 2009 was CHF 27 million and will be recognized over a period of 1.75 years. None of the PIP units were due for settlement as of June 30, 2009.

Performance Incentive Plan activities

		6M09		6M08

in	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.4	12.2	6.5	12.3

Granted	0.0	0.0	0.1	0.0

Settled	0.0	0.0	0.0	0.0

Forfeited	(0.2)	(0.3)	(0.1)	0.0

Balance at end of period	6.2	11.9	6.5	12.3

of which vested	4.4	10.0	3.1	8.0

of which unvested	1.8	1.9	3.4	4.3

Share awards
The Group’s share-based compensation as part of the yearly discretionary variable compensation in prior years included three different types of share awards: phantom shares, Longevity Premium Awards (LPA) and special awards. These share awards entitle the holder to receive one registered Group share subject to continued employment with the Group, restrictive covenants and cancellation provisions, and generally vest between zero and three years. Special awards are generally shares, which may be granted to new employees. These special awards contain vesting conditions depending on the terms of employment.

The compensation expense recognized in 6M09 and 6M08 related to shares awarded under phantom share, LPA and special awards was CHF 129 million and CHF 378 million, respectively. The estimated unrecognized compensation expense related to these awards as of June 30, 2009 was CHF 354 million, a majority of which will be recognized over a period of five years.

Share award activities

		6M09		6M08

in	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	20.8	61.83	28.8	67.26

Granted	5.1	30.74	2.5	57.25

Settled	(10.8)	70.85	(13.3)	60.51

Forfeited	(0.5)	59.46	(0.5)	67.23

Balance at end of period	14.6	45.82	17.5	71.00

of which vested	0.8	–	0.5	–

of which unvested	13.8	–	17.0	–

Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Group’s shares on the date of grant and expire after ten years.

Other compensation benefits
Partner Asset Facility
As part of the 2008 annual compensation process, the Group awarded employees in Investment Banking with a corporate title of managing director or director the majority of the deferred portion of their variable compensation in the form of PAF awards, denominated in US dollars. The PAF units are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets that originated in Investment Banking.

The contractual term of the PAF award is eight years. 66.7% of the PAF awards were fully vested upon grant and attributed to services performed in 2008 and 33.3% of the PAF awards vested in 1Q09.
On January 21, 2009, the Group granted PAF awards to employees with a total notional value of CHF 686 million. The compensation expense recognized in 6M09 related to PAF was CHF 340 million, including the vesting of the remaining 33.3% and the change in the underlying fair value of the awards during 6M09. There is no unrecognized compensation expense as of June 30, 2009. In addition, compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the PAF awards until the awards are finally settled.

Cash Retention Awards
For 2008, managing directors across all divisions, all directors in Investment Banking and, to the extent the cash component of variable compensation exceeded CHF 300,000, directors in Private Banking, Asset Management and Shared Services received deferred variable compensation in the form of Cash Retention Awards (CRA). These CRA payments, which were made in 1Q09, are subject to vesting ratably over a two-year period and other conditions and any unvested CRA will have to be repaid if a claw-back event, such as voluntary termination of employment, occurs. The compensation expense recognized in 6M09 related to CRA was CHF 505 million. The estimated unrecognized compensation expense as of June 30, 2009 was CHF 954 million and will be recognized over a period of 1.5 years.

Note 20 Pension and other post-retirement benefits
The Group previously disclosed that it expects to contribute CHF 468 million to the Swiss and international defined benefit pension plans and other post-retirement defined benefit plans in 2009. As of June 30, 2009, CHF 275 million of contributions have been made.

For further information on pension and other post-retirement benefits, refer to Note 29 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

			in		% change		in	% change

	2Q09	1Q09	2Q08	QoQ	YoY	6M09	6M08	YoY

Total pension costs (CHF million)

Service costs on benefit obligation	64	65	66	(2)	(3)	129	133	(3)

Interest costs on benefit obligation	153	153	152	0	1	306	305	0

Expected return on plan assets	(195)	(195)	(195)	0	0	(390)	(391)	0

Amortization of recognized prior service cost	8	9	8	(11)	0	17	17	0

Amortization of recognized actuarial losses	8	8	12	0	(33)	16	23	(30)

Net periodic pension costs	38	40	43	(5)	(12)	78	87	(10)

Settlement losses	1	0	0	–	–	1	0	–

Total pension costs	39	40	43	(3)	(9)	79	87	(9)

Note 21 Derivatives and hedging activities
The required disclosures for derivatives and hedging activities will be included in the Financial Report which will be published on our website and filed with the SEC on or about August 6, 2009.
Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, cross-currency and credit default swaps (CDS), interest rate and foreign currency options, foreign exchange forward contracts and foreign currency and interest rate futures.

The Group also enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index or third-party credit risk, or that have non-standard interest or foreign currency terms.

On the date a derivative contract is entered into, the Group designates it as belonging to one of the following categories:
– trading activities;
– a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
– a hedge of the fair value of a recognized asset or liability;
– a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction; or
– a hedge of a net investment in a foreign operation.
Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products, such as custom transactions using combinations of derivatives, in connection with its sales and trading activities. Trading activities include market-making, positioning and arbitrage activities. The majority of the Group’s derivatives held as of June 30, 2009, were used for trading activities.

Economic hedges
Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:

– interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
– foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities;
– credit derivatives to manage credit risk on certain loan portfolios; and
– futures to manage risk on equity positions including convertible bonds.
Derivatives used in economic hedges are included as trading assets or trading liabilities in the consolidated balance sheets.
Hedge accounting
Fair value hedges
The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, repos and long-term debt instruments, the Group uses:

– cross-currency swaps to convert foreign currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
– foreign currency forward contracts to hedge the foreign currency risk associated with available-for-sale securities.
Cash flow hedges
The Group uses cross-currency swaps to convert foreign currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Group elects to be exposed to. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions. The maximum length of time over which the Group hedges its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is six months.

Net investment hedges
The Group typically uses forward foreign exchange contracts to hedge selected net investments in foreign operations. The objective of these hedging transactions is to protect against adverse movements in foreign exchange rates.

Hedge effectiveness assessment
The Group assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis, and requires the Group to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Group to determine whether or not the hedging relationship has actually been effective. If the Group concludes, through a retrospective evaluation, that hedge accounting is appropriate for the current period, then it measures the amount of hedge ineffectiveness to be recognized in earnings.

Contingent credit-risk-related disclosures
Certain of the company’s derivative instruments contain provisions that require the Group to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below that specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position.

Credit derivatives
Credit derivatives are contractual agreements in which the buyer generally pays a fee in exchange for a contingent payment by the seller if there is a credit event on the underlying referenced entity or asset. Credit derivatives are generally privately negotiated OTC contracts. Most credit derivatives are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet obligations when due.

The credit derivatives most commonly transacted by the Group are CDS and credit swaptions. A CDS is a contractual agreement in which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options, with a specified maturity, to buy or sell protection under a CDS on a specific referenced credit event.

The Group enters into credit derivative contracts in the normal course of business, buying and selling protection to facilitate client transactions and as a market maker. This includes providing structured credit products for our clients to enable them to hedge their credit risk. The referenced instruments of these structured credit products are both investment grade and high yield underlyings and could include corporate bonds, sovereign debt, ABS and loans. These referenced instruments can form a single item or be combined on a portfolio basis. The Group purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of loan portfolios or other cash positions. Finally, the Group also takes proprietary positions which can take the form of either purchased or sold protection.

Note 22 Guarantees and commitments
Guarantees

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

2Q09 (CHF million)

Credit guarantees and similar instruments	3,124	3,218	6,342	5,351		603	3,551

Performance guarantees and similar instruments	6,227	6,263	12,490	10,825		111	3,503

Securities lending indemnifications	26,132	0	26,132	26,132		0	26,132

Derivatives	151,474	70,390	221,864	221,864		8,775	–	[2]

Other guarantees	3,758	905	4,663	4,568		8	2,096

Total guarantees	190,715	80,776	271,491	268,740		9,497	35,282

4Q08 (CHF million)

Credit guarantees and similar instruments	3,397	4,096	7,493	6,311		464	4,245

Performance guarantees and similar instruments	6,058	6,470	12,528	10,785		99	3,834

Securities lending indemnifications	28,541	0	28,541	28,541		0	28,541

Derivatives	142,377	71,959	214,336	214,336		16,404	–	[2]

Other guarantees	3,902	929	4,831	4,751		7	2,232

Total guarantees	184,275	83,454	267,729	264,724		16,974	38,852

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Guarantees provided by the Group are broadly classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees.

For a detailed description of guarantees, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.
Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees are reflected in other guarantees.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. They are designed to transfer the potential risk of certain unquantifiable and unknowable loss contingencies, such as litigation, tax and intellectual property matters, from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax-withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received

2Q09 (CHF million)

Irrevocable commitments under documentary credits	3,966	107	4,073	3,565		1,319

Loan commitments	179,449	56,517	235,966	230,071		170,305

Forward reverse repurchase agreements	40,113	0	40,113	40,113		40,113

Other commitments	7,084	2,271	9,355	9,355		7

Total other commitments	230,612	58,895	289,507	283,104		211,744

4Q08 (CHF million)

Irrevocable commitments under documentary credits	4,144	76	4,220	3,529		1,716

Loan commitments	186,694	51,434	238,128	231,994		160,262

Forward reverse repurchase agreements	28,139	0	28,139	28,139		28,139

Other commitments	4,641	2,152	6,793	6,793		185

Total other commitments	223,618	53,662	277,280	270,455		190,302

1 Total net amount is computed as the gross amount less any participations.

Other commitments of the Group are broadly classified as follows: irrevocable commitments under documentary credits, loan commitments, forward reverse repurchase agreements and other commitments.
For a detailed description of these commitments, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.
Note 23 Transfers of financial assets and variable interest entities
The required disclosures for transfers of financial assets and VIEs will be included in the Financial Report which will be published on our website and filed with the SEC on or about August 6, 2009.
For further information on transfers of financial assets, refer to Note 32 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

In the normal course of business, the Group enters into transactions with, and makes use of, special purpose entities (SPEs). An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity and Group tax or regulatory purposes. SPEs typically qualify either as qualified special purpose entities (QSPEs), according to SFAS 140, or VIEs, according to FIN 46(R). QSPEs have significant limitations on the types of assets and derivative instruments they may own and the types and extent of activities and decision-making in which they may engage. At each balance sheet date, QSPEs and VIEs are reviewed for events that may trigger reassessment of the entities’ classification.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using QSPEs. In order to qualify as a QSPE, the permitted activities of the entity must be limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. QSPEs may not actively manage their assets through discretionary sales and are generally limited to making decisions inherent in servicing activities and issuance of liabilities. In accordance with SFAS 140, entities that qualify as QSPEs are not consolidated at inception and the risk of subsequent consolidation is minimal.

The Group originates and/or purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to QSPEs. These QSPEs issue CMBS, RMBS and ABS that are collateralized by the assets transferred to the QSPE and pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the QSPEs. The investors and the QSPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

The Group also purchases loans and other debt obligations from clients for the purpose of securitization that are sold by the Group directly or indirectly through affiliates to QSPEs that issue CDOs. The Group structures, underwrites and may make a market in these CDOs. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Investors typically only have recourse to the collateral of the CDO and do not have recourse to the Group’s assets.

Securitization transactions are assessed in accordance with SFAS 140 for appropriate treatment of the assets transferred by the Group. The Group’s and its clients’ investing or financing needs determine the structure of each transaction, which in turn determines whether sales accounting and subsequent derecognition of the transferred assets under SFAS 140 applies. Certain transactions may be structured to include derivatives or other provisions that prevent sales accounting.

Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.

Other structuring activities
The Group also uses SPEs for other client-driven activity and for Group tax or regulatory purposes. These activities include energy structures (which include certain carbon securitization vehicles), life insurance structures, emerging market structures (set up for financing, loan participation or loan origination purposes) and other alternative investment structures (created for the purpose of investing in venture capital-like investments for capital appreciation).

Further, conduits are occasionally formed to act as an SPE to fund securitization transactions. The SPE is typically independently owned by a third party and is not a subsidiary of the Group. Rather the Group acts as the sponsor and provides liquidity and credit enhancement, along with other parties.

Financing
The Group may be involved in arranging leveraged synthetic leases. These structures are third-party SPEs established for the securitization of lease receivables. The Group typically receives an upfront fixed arrangement fee and its only other involvement is financing to and loan repayments from the SPE.

The Group also sets up structures that hold various collateralized commercial loans in the normal course of business.
Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are broadly grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are entities which typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under FIN 46(R), which requires the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that will absorb the majority of expected losses, receive the majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary. VIEs may be sponsored by the Group, unrelated third parties or clients. At each balance sheet date, VIEs are reviewed for events that may trigger reassessment of the entities’ classification and/or consolidation.

Note 24 Fair value of financial instruments
The required disclosures for the fair value of financial instruments will be included in the Financial Report which will be published on our website and filed with the SEC on or about August 6, 2009.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange traded and certain OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. Further deterioration of financial markets could significantly impact the value of these financial instruments and the results of operations. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment, depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, most mortgage-related and CDO securities, certain equity derivatives and equity-linked securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high-grade bonds, and life insurance instruments.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments or CVA) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as debit valuation adjustments or DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current credit default swap prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, sometimes referred to as structured debt instruments, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of SFAS 133. That is, for instruments for which there was an inability to achieve hedge accounting and for which we are economically hedged, we have elected the fair value option. Likewise, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management reporting to our financial accounting.

In April 2009, the FASB issued FSP FAS 157-4. This FSP changed and expanded the disclosure requirements for the Group’s reporting of assets and liabilities measured at fair value on a recurring basis for level 3 for June 30, 2009, but did not require retrospective application.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows in SFAS 157:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Note 25 Subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding US SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations

in 2Q09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	2,416	5,152		7,568	65	135		7,768

Interest expense	(1,422)	(5,061)		(6,483)	(63)	(2)		(6,548)

Net interest income	994	91		1,085	2	133		1,220

Commissions and fees	908	2,397		3,305	2	235		3,542

Trading revenues	1,550	2,101		3,651	0	(434)		3,217

Other revenues	(18)	643		625	1,584	(1,585)		624

Net revenues	3,434	5,232		8,666	1,588	(1,651)		8,603

Provision for credit losses	11	289		300	0	10		310

Compensation and benefits	1,421	2,826		4,247	29	89		4,365

General and administrative expenses	692	1,206		1,898	(8)	29		1,919

Commission expenses	105	356		461	0	41		502

Total other operating expenses	797	1,562		2,359	(8)	70		2,421

Total operating expenses	2,218	4,388		6,606	21	159		6,786

Income/(loss) from continuing operations before taxes	1,205	555		1,760	1,567	(1,820)		1,507

Income tax expense/(benefit)	506	(351)		155	(4)	(185)		(34)

Income/(loss) from continuing operations	699	906		1,605	1,571	(1,635)		1,541

Income/(loss) from discontinued operations, net of tax	0	13		13	0	0		13

Net income/(loss)	699	919		1,618	1,571	(1,635)		1,554

Less net income/(loss) attributable to noncontrolling interests	(96)	12		(84)	0	67		(17)

Net income/(loss) attributable to shareholders	795	907		1,702	1,571	(1,702)		1,571

of which from continuing operations	795	894		1,689	1,571	(1,702)		1,558

of which from discontinued operations	0	13		13	0	0		13

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 2Q08	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	4,526	8,290		12,816	104	140		13,060

Interest expense	(3,683)	(7,451)		(11,134)	(101)	33		(11,202)

Net interest income	843	839		1,682	3	173		1,858

Commissions and fees	1,057	2,746		3,803	5	306		4,114

Trading revenues	113	856		969	0	(70)		899

Other revenues	508	734		1,242	1,265	(1,328)		1,179

Net revenues	2,521	5,175		7,696	1,273	(919)		8,050

Provision for credit losses	0	35		35	0	10		45

Compensation and benefits	1,190	2,731		3,921	25	98		4,044

General and administrative expenses	(110)	1,595		1,485	30	22		1,537

Commission expenses	73	452		525	1	49		575

Total other operating expenses	(37)	2,047		2,010	31	71		2,112

Total operating expenses	1,153	4,778		5,931	56	169		6,156

Income/(loss) from continuing operations before taxes	1,368	362		1,730	1,217	(1,098)		1,849

Income tax expense/(benefit)	285	0		285	2	13		300

Income/(loss) from continuing operations	1,083	362		1,445	1,215	(1,111)		1,549

Income/(loss) from discontinued operations, net of tax	0	(5)		(5)	0	0		(5)

Net income/(loss)	1,083	357		1,440	1,215	(1,111)		1,544

Less net income/(loss) attributable to noncontrolling interests	311	(100)		211	0	118		329

Net income/(loss) attributable to shareholders	772	457		1,229	1,215	(1,229)		1,215

of which from continuing operations	772	462		1,234	1,215	(1,229)		1,220

of which from discontinued operations	0	(5)		(5)	0	0		(5)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 6M09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	4,883	9,402		14,285	134	280		14,699

Interest expense	(2,814)	(8,514)		(11,328)	(131)	18		(11,441)

Net interest income	2,069	888		2,957	3	298		3,258

Commissions and fees	1,650	4,364		6,014	5	476		6,495

Trading revenues	2,394	5,774		8,168	0	(54)		8,114

Other revenues	(1,707)	658		(1,049)	3,541	(3,650)		(1,158)

Net revenues	4,406	11,684		16,090	3,549	(2,930)		16,709

Provision for credit losses	15	457		472	0	21		493

Compensation and benefits	2,837	5,711		8,548	4	153		8,705

General and administrative expenses	1,085	2,347		3,432	(19)	55		3,468

Commission expenses	190	698		888	0	81		969

Total other operating expenses	1,275	3,045		4,320	(19)	136		4,437

Total operating expenses	4,112	8,756		12,868	(15)	289		13,142

Income/(loss) from continuing operations before taxes	279	2,471		2,750	3,564	(3,240)		3,074

Income tax expense/(benefit)	757	206		963	(13)	(3)		947

Income/(loss) from continuing operations	(478)	2,265		1,787	3,577	(3,237)		2,127

Income/(loss) from discontinued operations, net of tax	0	(19)		(19)	0	0		(19)

Net income/(loss)	(478)	2,246		1,768	3,577	(3,237)		2,108

Less net income/(loss) attributable to noncontrolling interests	(1,639)	(132)		(1,771)	0	302		(1,469)

Net income/(loss) attributable to shareholders	1,161	2,378		3,539	3,577	(3,539)		3,577

of which from continuing operations	1,161	2,397		3,558	3,577	(3,539)		3,596

of which from discontinued operations	0	(19)		(19)	0	0		(19)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 6M08	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	9,678	15,667		25,345	207	263		25,815

Interest expense	(8,193)	(13,548)		(21,741)	(213)	99		(21,855)

Net interest income	1,485	2,119		3,604	(6)	362		3,960

Commissions and fees	1,872	5,463		7,335	10	613		7,958

Trading revenues	88	(1,214)		(1,126)	(1)	249		(878)

Other revenues	681	(595)		86	(859)	785		12

Net revenues	4,126	5,773		9,899	(856)	2,009		11,052

Provision for credit losses	0	186		186	0	10		196

Compensation and benefits	2,240	4,778		7,018	54	204		7,276

General and administrative expenses	215	2,835		3,050	11	45		3,106

Commission expenses	156	904		1,060	1	102		1,163

Total other operating expenses	371	3,739		4,110	12	147		4,269

Total operating expenses	2,611	8,517		11,128	66	351		11,545

Income/(loss) from continuing operations before taxes	1,515	(2,930)		(1,415)	(922)	1,648		(689)

Income tax expense/(benefit)	284	(587)		(303)	11	134		(158)

Income/(loss) from continuing operations	1,231	(2,343)		(1,112)	(933)	1,514		(531)

Income/(loss) from discontinued operations, net of tax	0	1		1	0	0		1

Net income/(loss)	1,231	(2,342)		(1,111)	(933)	1,514		(530)

Less net income/(loss) attributable to noncontrolling interests	431	(390)		41	0	362		403

Net income/(loss) attributable to shareholders	800	(1,952)		(1,152)	(933)	1,152		(933)

of which from continuing operations	800	(1,953)		(1,153)	(933)	1,152		(934)

of which from discontinued operations	0	1		1	0	0		1

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 2Q09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	1,882	54,317		56,199	4	(925)		55,278

Interest-bearing deposits with banks	31,505	(29,294)		2,211	0	(346)		1,865

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	162,407	78,155		240,562	0	(478)		240,084

Securities received as collateral	34,440	(355)		34,085	0	(184)		33,901

Trading assets	135,343	197,589		332,932	0	928		333,860

Investment securities	0	10,952		10,952	29	2,937		13,918

Other investments	15,544	11,265		26,809	38,584	(38,378)		27,015

Net loans	12,633	214,342		226,975	9,748	6,468		243,191

Premises and equipment	942	4,985		5,927	0	547		6,474

Goodwill	690	7,784		8,474	0	1,135		9,609

Other intangible assets	91	280		371	0	12		383

Brokerage receivables	11,169	37,302		48,471	0	(2)		48,469

Other assets	10,732	66,447		77,179	321	320		77,820

Assets of discontinued operations held-for-sale	0	1,037		1,037	0	0		1,037

Total assets	417,378	654,806		1,072,184	48,686	(27,966)		1,092,904

Liabilities and equity (CHF million)

Due to banks	73	58,530		58,603	7,488	(23,502)		42,589

Customer deposits	0	265,129		265,129	0	30,220		295,349

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	179,107	35,324		214,431	0	0		214,431

Obligation to return securities received as collateral	34,440	(355)		34,085	0	(184)		33,901

Trading liabilities	40,051	97,150		137,201	0	(870)		136,331

Short-term borrowings	47,168	(37,721)		9,447	0	1,064		10,511

Long-term debt	30,219	127,231		157,450	4,698	(1,699)		160,449

Brokerage payables	39,648	33,333		72,981	0	(179)		72,802

Other liabilities	15,647	57,700		73,347	152	1,376		74,875

Liabilities of discontinued operations held-for-sale	0	847		847	0	0		847

Total liabilities	386,353	637,168		1,023,521	12,338	6,226		1,042,085

Total shareholders' equity	18,365	11,531		29,896	36,348	(29,896)		36,348

Noncontrolling interests	12,660	6,107		18,767	0	(4,296)		14,471

Total equity	31,025	17,638		48,663	36,348	(34,192)		50,819

Total liabilities and equity	417,378	654,806		1,072,184	48,686	(27,966)		1,092,904

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 4Q08	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	2,638	87,883		90,521	14	(500)		90,035

Interest-bearing deposits with banks	36,976	(33,084)		3,892	0	(1,880)		2,012

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	196,058	72,955		269,013	0	15		269,028

Securities received as collateral	35,428	(5,673)		29,755	0	(301)		29,454

Trading assets	113,778	227,603		341,381	0	1,397		342,778

Investment securities	17	11,664		11,681	29	2,113		13,823

Other investments	16,845	10,063		26,908	35,548	(35,454)		27,002

Net loans	832	219,560		220,392	9,068	6,337		235,797

Premises and equipment	908	4,881		5,789	0	561		6,350

Goodwill	670	7,525		8,195	0	1,135		9,330

Other intangible assets	143	269		412	0	11		423

Brokerage receivables	17,881	39,618		57,499	0	(1)		57,498

Other assets	12,373	72,835		85,208	448	141		85,797

Assets of discontinued operations held-for-sale	0	1,023		1,023	0	0		1,023

Total assets	434,547	717,122		1,151,669	45,107	(26,426)		1,170,350

Liabilities and equity (CHF million)

Due to banks	339	74,609		74,948	8,086	(24,851)		58,183

Customer deposits	0	267,010		267,010	0	29,976		296,986

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	191,441	52,529		243,970	0	(600)		243,370

Obligation to return securities received as collateral	35,428	(5,673)		29,755	0	(301)		29,454

Trading liabilities	40,523	113,195		153,718	0	747		154,465

Short-term borrowings	31,044	(20,862)		10,182	0	782		10,964

Long-term debt	34,140	114,410		148,550	4,536	(2,372)		150,714

Brokerage payables	56,921	36,505		93,426	0	(103)		93,323

Other liabilities	12,977	70,112		83,089	183	1,526		84,798

Liabilities of discontinued operations held-for-sale	0	872		872	0	0		872

Total liabilities	402,813	702,707		1,105,520	12,805	4,804		1,123,129

Total shareholders' equity	18,314	8,554		26,868	32,302	(26,868)		32,302

Noncontrolling interests	13,420	5,861		19,281	0	(4,362)		14,919

Total equity	31,734	14,415		46,149	32,302	(31,230)		47,221

Total liabilities and equity	434,547	717,122		1,151,669	45,107	(26,426)		1,170,350

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows

in 6M09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	(24,999)	11,983		(13,016)	3,545	(3,605)		(13,076)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	6,559	(5,040)		1,519	(1,038)	(495)		(14)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	39,413	(3,238)		36,175	0	494		36,669

Purchase of investment securities	0	(123)		(123)	0	(1,064)		(1,187)

Proceeds from sale of investment securities	0	18		18	0	0		18

Maturities of investment securities	0	1,583		1,583	0	250		1,833

Investments in subsidiaries and other investments	(362)	12		(350)	(3,380)	3,365		(365)

Proceeds from sale of other investments	332	742		1,074	832	(823)		1,083

(Increase)/decrease in loans	(11,816)	18,661		6,845	(576)	(542)		5,727

Proceeds from sales of loans	0	376		376	0	0		376

Capital expenditures for premises and equipment and other intangible assets	(87)	(401)		(488)	0	(6)		(494)

Proceeds from sale of premises and equipment and other intangible assets	1	1		2	0	0		2

Other, net	48	(11)		37	(11)	37		63

Net cash provided by/(used in) investing activities of continuing operations	34,088	12,580		46,668	(4,173)	1,216		43,711

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(276)	(24,433)		(24,709)	(610)	1,231		(24,088)

Increase/(decrease) in short-term borrowings	15,564	(8,835)		6,729	0	240		6,969

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(17,961)	(17,675)		(35,636)	0	585		(35,051)

Issuances of long-term debt	262	21,430		21,692	12	726		22,430

Repayments of long-term debt	(5,795)	(29,979)		(35,774)	0	(376)		(36,150)

Issuances of common shares	0	0		0	4	1		5

Sale of treasury shares	0	785		785	671	6,329		7,785

Repurchase of treasury shares	0	(1,165)		(1,165)	(1,039)	(5,968)		(8,172)

Dividends paid/capital repayments	(3)	(121)		(124)	(111)	9		(226)

Other, net	(1,713)	(525)		(2,238)	654	216		(1,368)

Net cash provided by/(used in) financing activities of continuing operations	(9,922)	(60,518)		(70,440)	(419)	2,993		(67,866)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	77	2,389		2,466	1,037	(1,029)		2,474

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(756)	(33,566)		(34,322)	(10)	(425)		(34,757)

Cash and due from banks at beginning of period	2,638	87,883		90,521	14	(500)		90,035

Cash and due from banks at end of period	1,882	54,317		56,199	4	(925)		55,278

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows

in 6M08	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	32,143	6,417		38,560	(1,243)	3,076		40,393

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	5,066	(7,212)		(2,146)	–	255		(1,891)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(10,822)	484		(10,338)	–	(549)		(10,887)

Purchase of investment securities	–	(138)		(138)	–	(374)		(512)

Proceeds from sale of investment securities	–	8		8	–	–		8

Maturities of investment securities	–	1,032		1,032	–	187		1,219

Investments in subsidiaries and other investments	(1,122)	(1,278)		(2,400)	3,082	(3,256)		(2,574)

Proceeds from sale of other investments	912	328		1,240	1,276	(1,123)		1,393

(Increase)/decrease in loans	(183)	(472)		(655)	(298)	(334)		(1,287)

Proceeds from sales of loans	–	472		472	–	–		472

Capital expenditures for premises and equipment and other intangible assets	(101)	(438)		(539)	–	(62)		(601)

Proceeds from sale of premises and equipment and other intangible assets	–	2		2	–	–		2

Other, net	(55)	41		(14)	(4)	3		(15)

Net cash provided by/(used in) investing activities of continuing operations	(6,305)	(7,171)		(13,476)	4,056	(5,253)		(14,673)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	38	(28,879)		(28,841)	(786)	1,417		(28,210)

Increase/(decrease) in short-term borrowings	(4,652)	480		(4,172)	–	(2,080)		(6,252)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(13,835)	(3,931)		(17,766)	–	104		(17,662)

Issuances of long-term debt	946	59,927		60,873	–	603		61,476

Repayments of long-term debt	(7,099)	(33,233)		(40,332)	355	(824)		(40,801)

Issuances of common shares	–	1,208		1,208	655	(1,230)		633

Sale of treasury shares	–	155		155	10	12,736		12,901

Repurchase of treasury shares	–	(222)		(222)	(216)	(13,120)		(13,558)

Dividends paid/capital repayments	(112)	(2,555)		(2,667)	(2,769)	2,603		(2,833)

Other, net	371	3,190		3,561	(46)	170		3,685

Net cash provided by/(used in) financing activities of continuing operations	(24,343)	(3,860)		(28,203)	(2,797)	379		(30,621)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(427)	(1,694)		(2,121)	(8)	(424)		(2,553)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) discontinued operations	0	(56)		(56)	0	–		(56)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	1,068	(6,364)		(5,296)	8	(2,222)		(7,510)

Cash and due from banks at beginning of period	3,118	33,186		36,304	7	2,148		38,459

Cash and due from banks at end of period	4,186	26,822		31,008	15	(74)		30,949

1 Includes eliminations and consolidation adjustments.

Note 26 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. The Group believes that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

The Group periodically accrues for legal costs (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when such costs are probable and reasonably estimable.

It is inherently difficult to predict the outcome of many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters, records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.
Investor information
Investor information

Investor information
Share data

				in / end of

	6M09	2008	2007	2006

Share price (common shares, CHF)

Average	36.97	48.87	83.02	73.13

Minimum	22.48	24.90	61.90	62.70

Maximum	50.55	66.95	95.45	85.35

End of period	49.60	28.50	68.10	85.25

Share price (American Depository Shares, USD)

Average	33.10	45.48	68.97	58.46

Minimum	19.04	19.01	55.93	50.07

Maximum	46.99	59.76	79.03	70.00

End of period	45.73	28.26	60.10	69.85

Market capitalization

Market capitalization (CHF million)	58,765	33,762	76,024	99,949

Market capitalization (USD million)	54,180	33,478	67,093	81,894

Dividend per share (CHF)

Dividend per share paid	–	0.10	2.50	2.24

Par value reduction	–	–	–	0.46

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of July 22, 2009	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	P-1	A-1	F1+

Long-term	Aa2	A	AA-

Outlook	Negative	Stable	Rating Watch Negative

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1	F1+

Long-term	Aa1	A+	AA-

Outlook	Negative	Stable	Rating Watch Negative

Financial calendar and information sources

Financial calendar

Third quarter 2009 results	Thursday, October 22, 2009

Fourth quarter / full year 2009 results	Thursday, February 11, 2010

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse

Procurement Non-IT Switzerland

RSCP 1 / Publikationenversand

CH-8070 Zurich

Switzerland

US share register and transfer agent

ADS depositary institution	Deutsche Bank Trust Company Americas

Broker Service Desk

Address	Credit Suisse

c/o Mellon Investor Services

P.O. Box 3316

So. Hackensack, NJ 07606

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 201 680 66 26

E-mail	shrrelations@mellon.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. GHBS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Foreign currency translation rates

				in / end of			% change

	2Q09	1Q09	4Q08	2Q08	QoQ	Ytd	YoY

Average rate

1 USD / 1 CHF	1.11	1.13	1.14	1.02	(2)	(3)	9

1 EUR / 1 CHF	1.51	1.49	1.52	1.60	1	(1)	(6)

1 GBP / 1 CHF	1.71	1.62	1.82	2.03	6	(6)	(16)

100 JPY / 1 CHF	1.14	1.20	1.17	0.99	(5)	(3)	15

Closing rate

1 USD / 1 CHF	1.09	1.14	1.06	1.02	(4)	3	7

1 EUR / 1 CHF	1.53	1.51	1.49	1.60	1	3	(4)

1 GBP / 1 CHF	1.79	1.63	1.53	2.03	10	17	(12)

100 JPY / 1 CHF	1.13	1.15	1.17	0.96	(2)	(3)	18

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2009 and beyond;

– the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
– further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and other cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2008 – Additional Information – Risk Factors.

Design: www.arnold.inhaltundform.com
Production: Management Digital Data AG, Zurich
Printer: NZZ Fretz AG, Zurich

For a detailed presentation of Credit Suisse Group’s financial statements 2008, its company structure, risk management, corporate governance and an in-depth review of its operating and financial results, refer to the Annual Report 2008. For a summary of our performance during the business year and a close look at innovation through examples from various areas of the bank, refer to our Business Review 2008. For information on how the Bank assumes its responsibilities when conducting its business activities, including its commitments toward the environment and various stakeholders within society, refer to the Corporate Citizenship Report 2008.

CREDIT SUISSE

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com

5520134 English